SonoSite®

The World Leader in Hand-Carried Ultrasound.



2004 Annual Report

SonoSite

With approximately 20,000 systems installed worldwide, SonoSite is changing the way medicine is practiced — whether it's in the hospital, the office or an emergency situation. SonoSite continues to help clinicians improve patient care by changing the how, when and where of ultrasound. The Company is represented in more than 75 countries through direct subsidiaries and a distributor network.

Financial Summary



115.8
84.8
73.0
45.7
32.0
00
01
02
03
04

Revenue
(in millions of dollars)



67%
64%
59%
52%
42%
00
01
02
03
04

Gross Margin
(% of sales)

Pre-tax Income (Loss)
(in millions of dollars)



3.7
(19.0)
(16.4)
(7.7)
(1.8)
00
01
02
03
04



Fellow Shareholders

We enter 2005 as the world leader in hand-carried ultrasound, a rapidly growing market that our innovation has created. We specialize in developing mobile ultrasound devices that are used across the medical spectrum to help physicians get answers faster and begin treatment sooner, and that make medical interventions safer and more comfortable for the patient. Through our development of proprietary technology and the establishment of global sales channels, we are expanding the clinical domain of ultrasound while helping to increase productivity and decrease the cost of health care.

With approximately 20,000 systems in use around the world, Sonosite ultrasound can be found in surgical suites assuring accurate placement of regional anesthesia, in doctors' offices guiding breast biopsies, and in emergency rooms enabling immediate diagnosis of life-threatening conditions. Because it is light and compact yet offers high image resolution, NASA and the Canadian Space Agency selected our TITAN™ system for research, testing medical technologies in an underwater habitat for eventual use in harsh environments like space. Because they are rugged and can be battery operated, the SonoSite 180 and TITAN systems were the first choice of U.S. and Australian relief workers tending to Asian tsunami victims. Our systems are used by U.S., European and Asian defense forces to extend the "golden hour" to save soldier and civilian lives. Military physicians in Iraq reported that our systems continued to work after desert sand had caused much of the rest of their equipment to malfunction. And in the clinic, traditional users of ultrasound such as radiologists, cardiologists and obstetricians/gynecologists (OB/Gyn) are leveraging ultrasound in new ways as a part of their practice.

2004 — A Year of Accomplishment

We continued to make solid progress in 2004 and established a platform for further achievement in 2005 and beyond. Company revenue grew to $115.8 million, a 37% increase over 2003, substantially greater than the 25% growth rate estimated for the worldwide hand-carried ultrasound market. We achieved our first full year of profitability — $3.7 million on a pre-tax basis, compared with a loss of $1.8 million in 2003. Additionally, we realized a non-cash tax benefit of $19.3 million, which resulted in net income of $23.0 million, or $1.46 per diluted share for 2004.

Strong organic growth in Europe was a key driver of our 2004 performance, combined with an upshift in productivity by our U.S. direct sales force and a significant turnaround in our Japanese business. International revenues grew 68% for the year and now account for 47% of the total. During the year we expanded our global distribution network and opened direct sales operations in Japan, Canada and Australia. In 2005, we plan to pursue major growth opportunities in China and India.

U.S. revenue, which grew 17% for the year, accelerated in the second half following implementation of several initiatives. We also added new strategic distribution partners through alliances with Boston Scientific and Nippon Tyco Sherwood for the i-Look® series in U.S. and Japanese vascular access markets respectively, and with Aloka Co., Ltd., a preeminent leader in the Japanese ultrasound market, for distribution of the TITAN system in that country.

2004 was the "Year of the TITAN" as it accounted for more than 60% of revenue exiting the year, up from 45% at the beginning. Market acceptance helped to drive a record corporate gross margin, increasing approximately four percentage points to 67.4% in 2004. During the year, we expanded TITAN system capabilities with four major upgrades that added significant revenue opportunities for the cardiology, OB/Gyn and vascular markets. We also strengthened our balance sheet, generating cash from operations of $2.6 million as compared with a use of cash of $5.8 million in 2003. As of December 31, 2004, cash, cash equivalents and investments were $64.1 million.

Introducing Gen III — the "Crossover Point"

In the first half of 2005 we are strategically investing to relaunch "Brand SonoSite" via the introduction of our third-generation, or "Gen III", architecture. Our technology leadership is in part derived from our proprietary skill in miniaturization, specifically the fusion of digital and analog circuitry onto Application-Specific Integrated Circuits, or ASICs. Because of this expertise we are able to compress increasing levels of ultrasound capability into a smaller amount of silicon, essentially bringing Moore's Law to ultrasound. We know of no other company that can match our skills in this regard.

With the launch of Gen III in the first half of this year, we will be introducing medicine's first truly scalable, silicon-based ultrasound chip set. This chip set will allow us to exponentially scale up performance, or hold performance constant and reduce cost and size.

We believe that our first product to be based on the Gen III chip set will offer performance that will rival that of high-end, cart-based ultrasound systems — a "crossover point" for the ultrasound industry and medicine. Traditional high-end, cart-based systems typically weigh 300 pounds or more, with an average price of $140,000 or higher. In early clinical testing, radiologists and sonographers were unable to tell the difference between images generated by the new SonoSite product, which weighs just under 8 pounds, and those generated by the heavier, more expensive systems — something that was particularly encouraging considering we still had further optimization to complete. We believe the performance, cost and size ratio offered by Gen III will further accelerate the adoption of hand-carried systems in traditional ultrasound markets as well as in new and emerging clinical markets.

Entering the Cardiovascular Disease Market

We see a strong future coming from three major market sectors. The first is comprised of traditional diagnostic ultrasound markets, which include radiology, cardiology, OB/Gyn and vascular surgery. Our value proposition in these markets is to cost-effectively mobilize high-resolution examinations, even on the most technically challenging patients — exams that today must be primarily performed in a stationary mode in an imaging lab because of equipment size and weight constraints.

Of equal importance are those markets comprised of emerging clinical applications such as emergency medicine, surgery and anesthesia. Here we offer the benefits of visualization and reduced risk for interventional procedures that historically have been performed "blind," such as catheter insertion or biopsy, and the ability to make immediate assessments in emergency situations.

In 2005, we will be expanding our presence into a third strategic market sector, that of cardiovascular disease management. Cardiovascular disease kills more than 35 million men, women and children worldwide and is the leading cause of death in the U.S. and Europe. Its prevalence has earned it the title of "the people's disease" in Europe. We took our first steps to enter this market in 2004 by offering our SonoCalc™ IMT software program for use with the TITAN system to rapidly measure the thickness of the interior lining of the carotid artery, referred to as the Intima Media Thickness, or IMT. This proprietary technology offers physicians a low-cost and non-invasive means to identify cardiovascular disease early, when it is most treatable and reversible. IMT is a cost-effective, practical and innovative application of ultrasound which we believe can play a major role in decreasing the long term risk of heart attack or stroke by identifying patients with subclinical disease — which current traditional diagnostic methods often miss. Recognized for many years as an effective disease indicator by cardiac researchers, and used in clinical trials testing statin drugs, this clinical measurement is delivered through our patented, automated, edge-detection IMT software. Combined with our high-resolution hand-carried ultrasound, SonoSite will bring this valuable application into the physician's office. Currently more than 70% of our business is hospital-based. We view preventive cardiology as our entry point into the large, office-based market addressing this disease, encompassing approximately 290,000 physicians in the U.S. alone.

Building on Our Growth

Increased productivity and cost efficiencies are chief among the reasons hand-carried ultrasound is the fastest-growing sector of the $3.5 billion ultrasound market. By 2008, it is estimated that one in three ultrasound systems sold in the U.S. will be hand-carried. With an approximate market share of 60%, SonoSite holds a commanding leadership position in this rapidly evolving, global market for hand-carried ultrasound. We believe hand-carried systems will ultimately proliferate and outnumber the installed base of cart-based systems, estimated at 350,000 units worldwide, in the same way that cell phones now outnumber fixed-line phones and sales of laptops are outpacing desktop computers — a transformation we intend to lead.

As we move forward in 2005, our focus is on achieving three primary objectives:

Successfully launching the Gen III product on schedule worldwide;

Expanding our distribution channels both geographically and in the emerging clinical markets we are targeting such as cardiovascular disease management; and

Increasing our profitability with the goal of at least doubling 2004 pre-tax income in 2005.

We believe if we can broaden our channels, aggressively market our technology and appropriately focus and reward our employees, that we can deliver enhanced long term value to our shareholders.

My thanks to our shareholders for their continued support, and to my fellow employees for your achievement in 2004. We look forward to the future with great optimism.

Sincerely,



Kevin M. Goodwin

President and CEO

March 21, 2005

SonoSite®

March 11, 2005

Dear Shareholder:

You are cordially invited to attend the 2005 Annual Meeting of Shareholders of SonoSite, Inc., which will be held on Tuesday, April 26, 2005, at 8:00 a.m., local time, at SonoSite's principal executive offices at 21919 30th Drive S.E., Bothell, Washington 98021-3904.

At the annual meeting, you will be asked to consider and vote to elect nine directors to SonoSite's board of directors, to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005, to approve the 2005 Stock Incentive Plan and to approve the 2005 Employee Stock Purchase Plan.

SONOSITE'S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS, "FOR" RATIFICATION OF THE APPOINTMENT OF THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM, "FOR" THE APPROVAL OF THE 2005 STOCK INCENTIVE PLAN AND "FOR" THE APPROVAL OF THE 2005 EMPLOYEE STOCK PURCHASE PLAN.

You should read carefully the accompanying notice of annual meeting of shareholders and the proxy statement for additional related information.

To be sure that your shares are properly represented at the meeting, whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope, or vote through the telephone or Internet voting procedures described on the proxy card. Your stock will be voted in accordance with the instructions you have given in your proxy. If you attend the annual meeting, you may vote in person if you wish, even though you previously returned your proxy card. Your prompt cooperation will be greatly appreciated.

Sincerely,

Kevin M. Goodwin
President and Chief Executive Officer

YOUR VOTE IS IMPORTANT.
WE URGE YOU TO VOTE USING TELPHONE OR INTERNET VOTING IF AVAILABLE TO YOU, OR BY SIGNING, DATING AND RETURNING THE ENCLOSED PROXY CARD.

SonoSite®

SONOSITE, INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD TUESDAY, APRIL 26, 2005

We will hold the 2005 Annual Meeting of Shareholders of SonoSite, Inc. at 8:00 a.m., local time, on Tuesday, April 26, 2005, at SonoSite's principal executive offices at 21919 30th Drive S.E., Bothell, Washington 98021-3904, for the following purposes:

- to elect nine directors to SonoSite's board of directors to serve until the 2006 annual meeting of shareholders;
- to ratify the appointment of KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005;
- to approve the 2005 Stock Incentive Plan;
- to approve the 2005 Employee Stock Purchase Plan; and
- to transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

The board of directors has fixed the close of business on March 8, 2005, as the record date for determining shareholders entitled to notice of and to vote at the annual meeting.

The directors elected will be the nine candidates receiving the greatest number of votes cast, in person or by proxy, at the annual meeting. The affirmative vote of the holders of shares representing a majority of the votes cast at the annual meeting, in person or by proxy, is required to ratify appointment of the independent registered public accounting firm, to approve the 2005 Stock Incentive Plan and to approve the 2005 Employee Stock Purchase Plan.

You are cordially invited to attend the annual meeting. To ensure your representation at the annual meeting, you are urged to complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope, or vote through the telephone or Internet voting procedures described on the proxy card, even if you plan to attend the annual meeting. The shares will be voted in accordance with the instructions you give in your proxy. You may revoke your proxy at any time before it is voted either by returning a proxy for the same shares bearing a later date, filing with the Secretary of SonoSite a written revocation bearing a later date or attending the annual meeting and voting in person.

By Order of the Board of Directors,

Kathy Surace-Smith

Kathryn Surace-Smith
Vice President,
General Counsel and Secretary

Bothell, Washington
March 11, 2005

SONOSITE, INC.

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

This proxy statement is being furnished to holders of shares of common stock of SonoSite in connection with the solicitation of proxies by our board of directors for use at our 2005 annual meeting of shareholders to be held at SonoSite's principal executive offices at 21919 30th Drive S.E., Bothell, Washington 98021-3904, at 8:00 a.m., local time, on Tuesday, April 26, 2005. Matters to be considered at the annual meeting are set forth in the accompanying notice of annual meeting of shareholders. It is expected that the notice of annual meeting of shareholders, proxy statement and accompanying form of proxy will be mailed to shareholders on March 25, 2005.

Record Date; Shares Entitled to Vote; Vote Required

Only our shareholders of record at the close of business on March 8, 2005, are entitled to notice of and to vote at the annual meeting. On that date, there were 15,422,281 shares of common stock outstanding. The number of shareholders of record of our common stock on March 8, 2005 was 3,161. This figure does not include the number of shareholders whose shares are held by a broker or clearing agency, but does include each such brokerage house or clearing agency as one holder of record.

Revocability of Proxies

Shares represented at the annual meeting by properly executed proxies will be voted at the annual meeting and, where the shareholder giving the proxy specifies a choice, the proxy will be voted in accordance with the specification so made. A proxy may be revoked by a shareholder at any time either by:

- filing with the Secretary of SonoSite, prior to the annual meeting, either a written revocation or a duly executed proxy bearing a later date; or
- attending the annual meeting and voting in person, regardless of whether a proxy has previously been given.

Presence at the annual meeting will not revoke the shareholder's proxy unless such shareholder votes in person.

Quorum and Voting

You will be entitled to one vote per share of common stock that you hold. Action may be taken on a matter submitted to shareholders at the annual meeting only if a quorum exists. The presence, in person or by proxy, of one-third of the outstanding shares of common stock entitled to vote as of the close of business on the record date constitutes a quorum. Abstentions and broker non-votes will count toward establishing a quorum. Broker non-votes occur when brokers holding shares in street name for beneficial owners do not receive instructions from the beneficial owners about how to vote the shares. An abstention occurs when a shareholder withholds such shareholder's vote by checking the "abstain" box on the proxy card, or when a shareholder present at the meeting does not cast a ballot.

Under applicable law and SonoSite's restated articles of incorporation and amended and restated bylaws, if a quorum is present at the annual meeting, the nine nominees for election of directors who receive the greatest number of votes cast for the election of directors by shares present in person or represented by proxy and entitled to vote shall be elected directors. You are not entitled to cumulative voting rights in the election of directors.

The affirmative vote of the holders of shares representing a majority of the votes cast at the annual meeting, in person or by proxy, is required to ratify the appointment of the independent registered public accounting firm, to approve the 2005 Stock Incentive Plan and to approve the 2005 Employee Stock Purchase Plan.

Because custodians will have discretionary voting authority with respect to election of directors and the ratification of the independent registered public accounting firm, broker non-votes will have no effect with respect to the election of directors or ratification of the appointment of the independent registered public accounting firm. With respect to the proposals to approve the 2005 Stock Incentive Plan and to approve the 2005 Employee Stock Purchase Plan, custodians will not have discretionary voting authority. The outcome of these proposals is determined by a majority of votes cast, and abstentions and broker non-votes will have no effect on the outcome because they are not counted as votes cast for or against the proposal. For the same reason, abstentions will have no effect on the proposal to ratify the independent registered public accounting firm.

Your shares will be voted in accordance with the instructions you indicate when you submit your proxy. If you submit a proxy, but do not indicate your voting instructions, your shares will be voted as follows:

- FOR the election of the director nominees listed in this proxy statement;
- FOR the ratification of the appointment of KPMG LLP as independent registered public accounting firm for the fiscal year ending December 31, 2005; and
- FOR the approval of the 2005 Stock Incentive Plan; and
- FOR the approval of the 2005 Employee Stock Purchase Plan; and
- At the discretion of the proxy holders, upon such other business as may properly come before the annual meeting or any adjournment or postponement thereof.

Voting by Mail. By signing and returning the enclosed proxy card according to the instructions provided, you are enabling the individuals named on the proxy card, known as "proxies," to vote your shares at the meeting in the manner you indicate. We encourage you to sign and return the proxy card even if you plan to attend the meeting. In this way, your shares will be voted even if you are unable to attend the meeting.

Voting by Telephone. You may be able to vote by telephone. If so, instructions are included with your proxy card. If you vote by telephone, you do not need to complete and mail your proxy card.

Voting on the Internet. You may be able to vote on the Internet. If so, instructions are included with your proxy card. If you vote on the Internet, you do not need to complete and mail your proxy card.

Voting in Person at the Meeting. If you plan to attend the annual meeting and vote in person, we will provide you with a ballot at the meeting. If your shares are registered directly in your name, you are considered the shareholder of record, and you have the right to vote in person at the meeting. If your shares are held in the name of your broker or other nominee, you are considered the beneficial owner of shares held in your name. In that case, and if you wish to vote at the meeting, you will need to bring with you to the meeting a legal proxy from your broker or other nominee authorizing you to vote these shares.

Electronic Delivery of Proxy Statement and Annual Report

This proxy statement and the 2004 annual report are available on our Internet site by going to http://www.sonosite.com and clicking on "Investors". Most shareholders can elect to view future proxy statements and annual reports over the Internet instead of receiving paper copies in the mail. You can choose this option and save SonoSite the cost of producing and mailing these documents by following the instructions provided on your proxy card or following the instructions provided when you vote over the Internet.

If you choose to view future proxy statements and annual reports over the Internet, you will receive an e-mail message next year containing the Internet address to use to access SonoSite's proxy statement and annual report. The e-mail also will include instructions for voting over the Internet. You will have the opportunity to opt out at any time. You do not have to elect Internet access each year.

Householding

We have adopted a procedure called "householding," which has been approved by the Securities and Exchange Commission, or SEC. Under this procedure, a single copy of the annual report and proxy statement will be sent to any household at which two or more shareholders reside. Any one of the shareholders at a shared address may notify Automatic Data Processing, Inc., or ADP, either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717, if such shareholder wishes to receive additional copies of this proxy, and ADP will deliver the additional copy promptly after the request. This procedure reduces our printing costs and fees. Shareholders who participate in householding will continue to receive separate proxy cards.

If you are a shareholder of record and share an address with one or more other shareholders of record, and you wish to continue to receive separate annual reports, proxy statements and other disclosure documents, or you wish to request delivery of a single copy of our annual reports, proxy statements and other disclosure documents, you can do so by contacting ADP, either by calling toll free at (800) 542-1061 or by writing to ADP, Householding Department, 51 Mercedes Way, Edgewood, New York 11717. You will be removed from or added to the householding program within 30 days of receipt of your request.

A number of brokerage firms have instituted householding. If you hold your shares in "street name," please contact your bank, broker or other holder of record to request information about householding.

Solicitation of Proxies

Proxies may be solicited by our directors, officers and regular employees, without payment of any additional compensation to them. Proxies may be solicited in person, by mail or telephone. Any costs relating to such solicitation will be borne by us. In addition, we may reimburse brokerage firms and other persons representing beneficial owners of common stock for their expenses in forwarding solicitation materials to beneficial owners.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

At the annual meeting, nine directors are to be elected to hold office for a term of one year and, in each case, until his successor shall be elected and shall qualify. The board of directors has no reason to believe that any of the nominees listed below will be unable to serve as a director. If, however, any nominee becomes unavailable, the proxies will have discretionary authority to vote for a substitute nominee.

Unless authority to do so is withheld, the persons named as proxies in the accompanying proxy will vote "FOR" the election of the nominees listed below.

The following table sets forth the name and age of each nominee for election as a director, the positions and offices held by the nominee with SonoSite and the period during which the nominee has served as a director of SonoSite.

Nominees

Name	Age	Positions and Offices With SonoSite	Director Since
Kirby L. Cramer	68	Chairman of the Board of Directors (non-executive)	1998
Kevin M. Goodwin	47	President, Chief Executive Officer and Director	1998
Edward V. Fritzky	54	Director	1998
Steven R. Goldstein, M.D.	54	Director	1998
Robert G. Hauser, M.D.	65	Director	2004
William G. Parzybok, Jr.	63	Director	1998
Jeffrey Pfeffer, Ph.D.	58	Director	1998
Richard S. Schneider, Ph.D.	64	Director	2001
Jacques Souquet, Ph.D.	58	Director	1998

Kirby L. Cramer has served as our non-executive Chairman of the Board since April 1998. Since 1991, Mr. Cramer has served as Chairman Emeritus of Hazleton Laboratories Corporation, a contract biological and chemical research laboratory, which was acquired by Corning Inc. in 1987. He also served as Chairman of Northwestern Trust Company, a private wealth management company, from 1993 until 2002, when it was acquired by Harris Trust Company, a private wealth management company. Since the acquisition, he has served as non-executive Chairman of Harris Trust Company. From 1968 to 1987, Mr. Cramer served as Chief Executive Officer of Hazleton Laboratories Corporation. In addition to the above, Mr. Cramer serves as non-executive Chairman of Corus Pharma, Inc., a private biotechnology company, and is a member of the boards of directors of Harris Bank, N.A., a private national bank, DJ Orthopedics Corporation, an orthopedic device company, and Landec Corporation, a material sciences company. Mr. Cramer holds a B.A. degree from Northwestern University and a M.B.A. degree from the University of Washington and is a graduate of the Harvard Business School's Advanced Management Program.

Kevin M. Goodwin has served as our President, Chief Executive Officer and a director since April 1998. From February 1997 to April 1998, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound, Inc.'s handheld systems business group. From August 1991 to February 1997, Mr. Goodwin served as Vice President and General Manager of ATL Ultrasound's businesses in Asia, the Pacific and Latin America. From 1987 to August 1991, Mr. Goodwin served in a variety of sales positions at ATL Ultrasound. From 1980 to 1987, Mr. Goodwin served in various management positions with American Hospital Supply, Picker International and Baxter Healthcare Corporation, all medical equipment and supply distributors. Mr. Goodwin holds a B.A. degree from Monmouth College, with an emphasis on hospital management, and attended the Executive Program at the Stanford Graduate School of Business.

Edward V. Fritzky has served as a director of SonoSite since April 1998. Mr. Fritzky served as Chairman of the Board and Chief Executive Officer of Immunex Corporation, a biotechnology company, from January 1994 until the merger of Immunex with Amgen Inc. in July 2002. From 1992 to 1994, he served as President of Lederle Laboratories, a division of American Cyanamid Company, a pharmaceutical and chemical company. Mr. Fritzky was Vice President of Lederle Laboratories from 1989 to 1992. Prior to joining Lederle Laboratories, he was an executive at Searle Pharmaceuticals, Inc., a subsidiary of the Monsanto Company, a pharmaceutical and chemical company. Mr. Fritzky also serves on the boards of directors of Amgen, Inc., a pharmaceutical company, Geron Corporation, a biopharmaceutical company, and Jacobs Engineering Group, Inc., an engineering and construction services company. Mr. Fritzky holds a B.A. degree from Duquesne University and is a graduate of the Advanced Executive Program at the J.L. Kellogg Graduate School of Management at Northwestern University.

Steven R. Goldstein, M.D. has served as a director of SonoSite since April 1998. Since 1995, he has served as Professor of Obstetrics and Gynecology at New York University School of Medicine. Since July 1980, Dr. Goldstein has held various positions as a doctor of Obstetrics and Gynecology at New York University Medical Center, serving as Director of Gynecological Ultrasound since 1994, and as Co-Director of Bone Densitometry for the Department of Obstetrics and Gynecology since 1997. Dr. Goldstein holds an M.D.

degree from New York University School of Medicine and completed his residency in Obstetrics and Gynecology at New York University-affiliated hospitals in 1980.

Robert G. Hauser, M.D., has served as a director of SonoSite since February 2004. In 2003-2004 and in 1995-1996, he served as President of Cardiovascular Services Division of Abbot Northwestern Hospital. Dr. Hauser has been a senior consulting cardiologist at the Minneapolis Heart Institute since 1992, and has served as Executive Director since July 1994 and President since February 1997. From 1987 to 2003, he was the director of Pacemaker Surveillance Clinic, Minneapolis Heart Institute. From 1988, Dr. Hauser served as President and Chief Executive Officer of Cardiac Pacemakers, Inc., and continued as its Chairman and Chief Executive Officer until 1992 following its acquisition by Guidant. Dr. Hauser is a fellow of the American College of Cardiology and a founding member and chairman of the Heart Rhythm Society (NASPE). He received a B.S. degree from the University of Cincinnati and an M.D. degree from the College of Medicine at University of Cincinnati.

William G. Parzybok, Jr. has served as a director of SonoSite since May 1998. From February 1991 to July 1998, Mr. Parzybok was Chairman of the Board and Chief Executive Officer of Fluke Corporation, a manufacturer of electronic test and measurement instruments. From 1988 to 1991, he served as Vice President and General Manager of various groups of Hewlett-Packard Company, a computer hardware and instrument manufacturer. Mr. Parzybok is a director of WRQ, Inc., a private software company, and Marned Corporation, a private development company. Mr. Parzybok holds B.S. and M.S. degrees from Colorado State University.

Jeffrey Pfeffer, Ph.D. has served as a director of SonoSite since April 1998. He is the Thomas D. Dee II Professor of Organizational Behavior at the Graduate School of Business at Stanford University, where he has been a faculty member since 1979. He also served on the faculty at the University of Illinois and the University of California at Berkeley and served as the Thomas Henry Carroll-Ford Foundation Visiting Professor of Business Administration at Harvard Business School. Dr. Pfeffer is a member of the boards of directors of Actify, Inc., a private three-dimensional software company, Audible Magic Corporation, a private internet software company, and Unicru, Inc., a private application service provider of hiring management systems. Dr. Pfeffer holds B.S. and M.S. degrees from Carnegie Mellon University and a Ph.D. degree from Stanford University.

Richard S. Schneider, Ph.D. has served as director of SonoSite since April 2001. From October 1990 until his retirement in June 1999, Dr. Schneider was general partner of Domain Associates in Princeton, New Jersey, a venture capital management firm focused on life sciences. From April 1986 to July 1990, he served as Vice President of 3i Ventures Corporation, a venture capital company. From June 1983 to December 1986, he served as President of Biomedical Consulting Associates, a biomedical products consulting company. From 1967 to June 1983, he was Vice President and founder of Syva Corporation, a diagnostics company that was part of Syntex Corporation, a pharmaceutical company. Dr. Schneider is a member of the board of directors of Illumigen Biosciences, Inc., a biopharmaceutical company and Landec Corporation, a material sciences company. Dr. Schneider holds a B.S. degree in chemistry from the University of California, Berkeley and a Ph.D. degree in organic chemistry from the University of Wisconsin. Dr. Schneider also completed post-doctoral studies at the Massachusetts Institute of Technology and attended the Stanford Graduate School of Business.

Jacques Souquet, Ph.D. has served as a director of SonoSite since April 1998. Dr. Souquet currently serves as a scientific consultant at Philips Medical Systems and served as Chief Technology Officer of Philips Medical Systems from January 2001 to mid-2002. Prior to that, Dr. Souquet served as Chief Technology Officer and Senior Vice President for Product Generation at ATL Ultrasound, which was acquired by Philips Medical Systems in September 1998. Dr. Souquet received a High Engineering Degree from Ecole Superieure d'Electricite of Paris, France, a Ph.D. degree from Orsay University of France in the field of optical memory, and a second Ph.D. degree from Stanford University in the field of new acoustic imaging techniques for medical ultrasound applications and nondestructive testing.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE ELECTION OF THE NOMINEES.

BOARD OF DIRECTORS

Director Compensation

Directors who are employees of SonoSite do not receive any fee for their services as directors. Directors who are not employees of SonoSite are paid an annual retainer of $20,000 plus $1,000 for each board of directors meeting attended and $500 for each executive committee meeting attended. Any nonemployee director serving as Chairman of the Board is paid an additional annual retainer of $20,000. We also reimburse directors for reasonable expenses they incur in attending meetings of the board.

Directors are eligible to receive options to purchase shares of our common stock under our 1998 Stock Option Plan, or 1998 Plan. Each nonemployee director, including the Chairman, automatically receives an option to purchase 15,000 shares of our common stock on the date of his or her initial election or appointment as director. Each nonemployee director, including the Chairman, thereafter receives an option to purchase 10,000 shares of our common stock immediately following the next year's annual meeting of shareholders (provided such director did not receive an initial grant upon appointment to the board of directors in that same year), and following each annual meeting of shareholders thereafter for as long as the director serves on our board. All options have an exercise price equal to the fair market value of the common stock on the date of grant. Options vest in full and become exercisable 12 months after the date of grant, assuming a director's continued service on our board of directors during this time. Options expire on the tenth anniversary of the date of grant, subject to earlier termination if a director ceases to be a director. Immediately prior to a merger, consolidation, liquidation or similar reorganization of SonoSite, an option granted under the 1998 Plan may be exercised in whole or in part, regardless of whether the vesting schedule for the options has been satisfied.

SonoSite has provided liability insurance for its directors and officers since 1998. Great American Insurance Company is the principal underwriter of this coverage, which extends until September 1, 2005. The annual cost of this coverage is approximately $345,000.

Committee Membership and Function

The board of directors has established an executive committee, an audit committee, a compensation committee and a nominating and corporate governance committee. Each of these committees is responsible to the board of directors and, except to the extent that sole authority over a particular matter has been granted to such committee, its activities are subject to approval of the board. The charters for each of the committees can be viewed on the Internet via our website at www.sonosite.com. The functions performed by these committees are summarized below.

Executive Committee. The executive committee is appointed by the board of directors to support it in the performance of its duties and responsibilities in intervals between regularly scheduled meetings of the board of directors. A complete description of the Committee's functions is provided in its written charter, which is accessible via our website at http://www.sonosite.com. Under our bylaws and subject to certain limitations imposed by state law, the executive committee possesses and may exercise, during the intervals between meetings of the board, the powers of the board in the management of the business and affairs of SonoSite with respect to matters specifically referred to it by the board of directors for deliberation or action. However, the executive committee has no authority to act with respect to the following:

- The submission to shareholders of any action that needs shareholder approval under applicable laws and regulations;
- The filling of vacancies on the board of directors or on any committee of the board of directors or the removal of members of the board of directors or any committee of the board of directors;
- The adoption, amendment or repeal of our bylaws or restated articles of incorporation or any resolutions of the board of directors;
- The appointment of any member of the Committee;

- The issuance of any equity or debt security or the declaration of stock or cash dividends, stock rights or stock splits, of any kind;
- The matters or powers conferred upon other committees of the board of directors; and
- Any capital expenditure of any kind in excess of $1,000,000.

At each board meeting, the executive committee must make a report to the board of all action taken by it since its last report to the board. The current members of the executive committee are Messrs. Cramer (Chairman), Goodwin, Fritzky and Parzybok and Dr. Schneider. There were no executive committee meetings in 2004.

Audit Committee. The audit committee is appointed by the board of directors to assist the board of directors in fulfilling its financial oversight responsibilities. The Committee is governed by an audit committee charter adopted by the board of directors that may be amended by the board of directors at any time, in which case the most current version will be available on our web site at http://www.sonosite.com. The charter, which was most recently amended March 8, 2005, is also attached to this proxy statement in Appendix C. The audit committee's primary duties and responsibilities include:

- Appointing and retaining our independent auditors, approving all audit, review and attest services to be provided by the independent auditors and determining the compensation to be paid for such services;
- Overseeing the integrity of our financial reporting process and systems of internal controls regarding finance, accounting, and legal compliance;
- Overseeing the qualifications, independence and performance of our independent auditors and internal auditing department;
- Providing an avenue of communication, including a meeting summary as part of regular board of directors meetings, among the independent auditors, management, the internal auditing department, and the board of directors;
- Providing a means for processing complaints and anonymous submissions by employees of concerns regarding accounting or auditing matters; and
- Monitoring compliance with legal and regulatory requirements.

The members of the audit committee in 2004 were Messrs. Parzybok (Chairman) and Fritzky and Dr. Pfeffer. In February 2005, Mr. Cramer moved from the compensation to the audit committee. The board of directors has determined that all members of the audit committee meet the independence requirements of both Nasdaq and the SEC and have designated Mr. Parzybok as SonoSite's "audit committee financial expert," as defined by the in Rule 401(h) of Regulation S-K promulgated by the SEC. Mr. Parzybok's biographical summary is included under "Proposal One: Election of Directors — Nominees". There were eight audit committee meetings in 2004.

Compensation Committee. The compensation committee has been delegated by the board of directors to oversee all significant aspects relating to SonoSite's compensation policies and programs, including recommending director and officer compensation. The Committee is governed by a compensation committee charter, adopted by the board of directors, which may be amended by the board of directors at any time, in which case the most current version will be available on our web site at http://www.sonosite.com. The compensation committee's responsibilities include:

- Reviewing and approving compensation and benefits for directors and our executive officers;
- Administering our incentive compensation and benefits plans;
- Reviewing and approving corporate and individual goals and objectives relevant to the compensation of our officers;
- Evaluating the performance of our executive officers in light of individual and corporate goals and objectives; and

- Making recommendations to the board of directors regarding such matters.

The members of the compensation committee in 2004 were Drs. Schneider (Chairman), Goldstein and Hauser and Mr. Cramer. In February 2005, Dr. Souquet was elected to the committee to replace Mr. Cramer, who moved to the audit committee. There were six compensation committee meetings in 2004.

Nominating and Corporate Governance Committee. The nominating and corporate governance committee is appointed by the board of directors to help ensure that the board of directors is appropriately constituted to meet its fiduciary obligations to SonoSite and its shareholders. A complete description of the Committee's functions is provided in its written charter, which is accessible via our website at http://www.sonosite.com. The nominating and corporate governance committee's primary duties and responsibilities include:

- Identifying individuals qualified to become directors and selecting, or recommending that the board of directors select, director nominees for election at our annual meetings of shareholders;
- Overseeing the annual assessment of each director;
- Overseeing the assessment of board of directors committee membership and structure;
- Monitoring the independence of directors under Nasdaq Stock Market listing requirements;
- Reviewing corporate succession plans for the chief executive officer and other officers; and
- Establishing director qualifications and the selection criteria for new directors.

The nominating and corporate governance committee currently consists of Messrs. Fritzky (Chairman), Cramer and Parzybok and Dr. Schneider, all of whom are independent directors within the meaning of the Nasdaq Marketplace Rules. The nominating and corporate governance committee held five meetings in 2004.

Board, Committee and Annual Meeting Attendance

In 2004, there were five meetings of the board of directors. Each board member attended at least 75% of the aggregate of the meetings of the board and of the committees on which he served. All directors attended our 2004 annual meeting of shareholders.

Compensation Committee Interlocks and Insider Participation

All members of the compensation committee are independent directors, and none of them serve as a member of a compensation committee (or equivalent) or board of directors of any entity that has one or more executive officer serving as a member of our compensation committee or board of directors.

CORPORATE GOVERNANCE

Director Independence

The board of directors has determined that each of the following directors is an "independent director" as such term is defined in Marketplace Rule 4350(c)(4) of the National Association of Securities Dealers: Kirby L. Cramer, Edward V. Fritzky, Steven R. Goldstein, M.D., Robert G. Hauser, M.D., William G. Parzybok, Jr., Jeffrey Pfeffer, Ph.D., Richard S. Schneider, Ph.D. and Jacques Souquet, Ph.D. The board of directors has also determined that each of the members of the board committees, other than the executive committee, meets the independence requirements applicable to committees under the NASD and the Securities and Exchange Commission rules and regulations.

Executive Sessions

Our corporate governance principles require that at each board of directors meeting, and at such other times as determined by the Chairman or as required by applicable law, the independent directors shall meet separately in executive session without management present.

Director Nomination Process

The Nominating and Corporate Governance Committee reviews the skills, characteristics and experience of potential candidates for election to the board and recommends nominees for director to the full board for approval. As stated in our corporate governance principles posted on our website at www.sonosite.com, among the characteristics to be considered by the nominating and corporate governance committee in evaluating director candidates are professional background, business experience, judgment and integrity, familiarity with the healthcare industry and technical expertise. To the extent practicable, candidates for open director seats are selected on the principle that relevant business and industry experience is beneficial to the board of directors as a whole. In determining whether to recommend a director for re-election, the nominating and corporate governance committee also considers the director's past attendance at meetings and participation in and contributions to the activities of the board of directors and its committees, as well as the nature and time involved in a director's service on other boards.

The nominating and corporate governance committee identifies nominees by first evaluating the current members of the board of directors willing to continue in service. Current members of the board of directors with skills and experience that are relevant to our business and who are willing to continue in service are considered for re-nomination. If there is a vacancy on the board of directors as a result of a resignation or otherwise, or if the board of directors decides not to re-nominate a member for re-election, the nominating and corporate governance committee then identifies the desired skills and experience of a new nominee in light of the criteria above. Current members of the board of directors are polled for suggestions as to individuals meeting the criteria described above. The board of directors may also engage in research to identify qualified individuals or retain a third-party search firm.

In accordance with our bylaws and applicable law, recommendations for nominations for directors may be made by any shareholder of record entitled to vote for the election of directors at shareholder meetings held for such purpose. The requirements a shareholder must follow for recommending persons for election as directors are set forth in our bylaws and the section of this proxy statement titled "Deadline for Receipt of Shareholder Proposals for 2006 Annual Meeting." If a shareholder complies with these procedures for recommending persons for election as directors, the committee will conduct the appropriate and necessary inquiries into the backgrounds, qualifications and skills of the recommended candidates and, in the exercise of the committee's independent judgment in accordance with the policies and procedures adopted in the committee's charter, and based upon the same criteria used with respect to candidates selected by the board, will determine whether to recommend the candidates recommended by the shareholders to the board of directors for inclusion in the list of candidates for election as directors at the next shareholder meeting held to elect directors.

Shareholder Communications with the Board of Directors

The Board maintains a process for shareholders to communicate with the board of directors. Shareholders wishing to communicate with the board of directors should send any communication to Secretary, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021. Any such communication must state the number of shares beneficially owned by the shareholder making the communication. The Secretary will forward such communication to the full board of directors or to any individual director or directors to whom the communication is directed unless the communication is unduly hostile, threatening, illegal or similarly inappropriate, in which case the Secretary has the authority to discard the communication or take appropriate legal action regarding the communication.

Code of Conduct

In February 2004, the board of directors adopted a code of conduct to guide our officers, directors and employees in complying with the law and maintaining the highest standards of ethical conduct. All of our employees must carry out their duties in accordance with the policies set forth in the code of conduct and with applicable laws and regulations. The code of conduct also sets forth our procedures for reporting possible wrongdoing to executive management and establishes a confidential procedure for reporting to the audit committee. A copy of the code of conduct can be accessed on the Internet via our website at www.sonosite.com.

Certain Relationships and Related Transactions

Relationship with ATL Ultrasound. In connection with our spin-off from ATL, we entered into the following agreements with ATL that govern our relationship and provide for the allocation of certain liabilities and obligations arising from periods prior to the spin-off:

Technology Transfer and License Agreement. We entered into a technology transfer and license agreement with ATL. Under this agreement, we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology.

As part of this agreement, we also entered into a cross-license whereby we have the exclusive right to use technology existing on the distribution date or developed by ATL during the three-year period following the Distribution Date in ultrasound devices weighing 15 pounds or less, and ATL has the exclusive right to use our technology existing on the Distribution Date or developed by us during the same three-year period in ultrasound devices weighing more than 15 pounds. On April 6, 2003, this license became nonexclusive and, except for the patented technology of each party, extends to all ultrasound devices regardless of weight.

Our license from ATL bears a royalty equivalent to a percentage of the net sales of ultrasound products under 15 pounds that use ATL technology. Royalty payments are required through September 2007. If, prior to April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors, we will be required to pay $75 million to ATL.

Change-in-Control Agreements With our Executive Officers. We have entered into change-in-control agreements with Messrs. Garrett, Goodwin, Krause, Schuh and Ms. Surace-Smith, our executive officers. See "Executive Compensation — Change-in-Control Arrangements."

We believe that the transactions described above were made on terms no less favorable to us than could have been obtained from unaffiliated third parties. Any future transactions between us and our officers, directors, principal shareholders and their affiliates will be subject to approval by a majority of our board of directors, including a majority of our independent and disinterested directors, and will be on terms that we believe are no less favorable to us than would be available from independent third parties.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

The information contained in the following report of the compensation committee of our board of directors shall not be deemed to be "soliciting material" or "filed" with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

In 2004, the members of the compensation committee of the board of directors were Richard S. Schneider, Ph.D. (Chairman), Kirby L. Cramer, Steven R. Goldstein, M.D. and Robert G. Hauser, M.D., all of whom are independent nonemployee directors. In February 2005, independent nonemployee director, Jacques Souquet, Ph.D., replaced Mr. Cramer on the committee. The compensation committee is responsible for SonoSite's executive compensation program and for administering all stock option plans, including the 1998 Plan, under which stock option grants and other types of incentive compensation may be made to executive officers. On an annual basis, the compensation committee evaluates the performance and compensation of SonoSite's executive officers.

Compensation Philosophy

Our executive compensation philosophy is based on two key elements. The first is to attract and retain talented executive personnel by paying them market or a premium to market base salary. Offering market or premium to market base salary is designed to provide the executive personnel with the benefits of a stable base compensation that is comparable to what they would receive from most of our competitors. The second element is to provide executive personnel with a substantial equity position in the form of equity awards. Historically, our equity awards have been stock options, which we continue to believe appropriately link individual compensation to individual contribution and company performance, and align the executives' financial interests with those of our shareholders. In light of accounting standard and market practice changes, the Committee continues to evaluate whether to structure executive officers' compensation packages to include stock options as the sole form of equity compensation or to expand the types of equity awards made available to our officers and employees. As part of this process, Sonosite is submitting for shareholder approval two new equity compensation plans, as reflected in Proposals No. 3 and 4.

Elements of Executive Compensation

Base Salaries. In July 2004, the compensation committee hired AON Corporation, a consulting firm, to evaluate our executive officers total compensation. In December 2004, based on the consulting firm's evaluation, and after considering company and individual performance during the previous 18 months during which base salaries had not been increased, the committee recommended to the board adjustments in base salaries of some of our executive officers. The committee also considered competitive market salaries along with performance in determining the increases. Effective January 1, 2005, Mike Schuh, our Chief Financial Officer, received a 5.2% increase, Brad Garrett, our Chief Operating Officer received a 6.7% increase, Kathy Surace-Smith, our Vice President and General Counsel, received a 7.6% increase and Skip Krause, our Senior Vice President of International Sales, received a 14.2% increase. The 2004 salaries of the named officers are shown in the "Salary" column of the executive compensation table.

Bonuses. The SonoSite, Inc. FY2004 Variable Incentive Bonus Plan (the "Plan"), the annual cash bonus plan for 2004, is intended to: (i) enhance shareholder value by promoting strong linkages between employee contributions and company performance; (ii) support achievement of the company's business objectives; and (iii) promote retention of participating employees.

The payouts under this Plan for each participant were calculated based upon the formula of base salary multiplied by the incentive target percentage multiplied by the matrix percentage factor. The matrix percentage factor consists of both a revenue factor and an operating profits factor, weighing slightly higher on operating profits.

For fiscal year 2004, based on SonoSite's performance, the compensation committee approved, based on the Plan Metrics, bonus payments as calculated by the payout formula. The bonus amounts for the executive officers are shown in the "Bonus" column of the executive compensation table.

Stock Option Grants. Stock options are granted to provide a long-term incentive opportunity that is directly linked to increases in shareholder value. Generally, our options are granted with an exercise price at least equal to the market value of the common stock on the date of grant and have 10-year terms. Options granted prior to October 22, 2002 are generally exercisable in 25% annual increments beginning one year from the date of grant. In October 2002, the compensation committee recommended to the board, and the board approved, a change in the vesting schedule for employee option grants in order to make the terms of our options consistent with prevailing market practice. Beginning on October 22, 2002, initial options granted to new employees vest and become exercisable 25% on the one-year anniversary of the date of hire, and then vest approximately 2% monthly thereafter, with the options becoming 100% vested and exercisable four years from the employee's date of hire. Option grants made to employees who have been employed by us for at least one year and have already received an initial option grant, vest approximately 2% per month, commencing one month from the date of grant, with 100% vested and exercisable four years from the date of grant. The compensation committee considers the performance of the officers during the past year when determining the amount of options to be granted to them.

During 2004, we granted options to purchase 10,000 shares of SonoSite stock to Skip Krause, Senior Vice President of International Sales. These options were granted for retention purposes and closer parity with the other officers. There were no additional grants to executive officers in 2004 as a result of a lack of options available in the current stock option plan.

Insurance. SonoSite has provided liability insurance for its directors and officers since 1998. Great American Insurance Company is the principal underwriter of this coverage, which extends until September 1, 2005. The annual cost of this coverage is approximately $345,000.

Change-in-Control Agreements. We have entered into change-in-control agreements with Messrs. Garrett, Goodwin, Krause, Schuh and Ms. Surace-Smith, our executive officers. See "Executive Compensation — Change-in-Control Arrangements."

Compensation of the Chief Executive Officer

In December 2004, the compensation committee recommended a base salary increase for Mr. Goodwin to $350,000 based on company performance and competitive market data provided by the consulting firm that was hired to evaluate our executive compensation. This increase reflected a 7.7% increase from Mr. Goodwin's fiscal year 2003 base salary. The committee also awarded Mr. Goodwin a bonus of $334,000 under the Plan, which reflected 187% of his target bonus award. The bonus payment was made at this level as a result of the combined revenue growth and net income growth of SonoSite. Specifically, the committee took into account that the company accomplished full year profitability, a 68% increase in international revenue over the previous year, gross margins of 67%, developed new technology that will increase its competitive advantage, and strengthened organizational effectiveness through several key hires.

Internal Revenue Code Section 162(m)

In making compensation decisions affecting the executive officers, the compensation committee considers, and to the extent practicable and to the extent permitted by applicable law, intends to maximize SonoSite's ability to deduct under applicable federal corporate income tax law compensation payments made to executives. Specifically, the committee considers the requirements and impact of Section 162(m) of the Internal Revenue Code, which generally disallows a tax deduction for compensation in excess of $1 million paid to our Named Executive Officers. Certain compensation that qualifies under applicable tax regulations as "performance-based" compensation is specifically exempted from this deduction rule. The committee cannot assure that it will be able to fully deduct all amounts of compensation paid to persons who are Named Executive Officers in the future. Further, because the Committee believes it is important to preserve flexibility in designing its compensation programs, it has not adopted a policy that all compensation must qualify as deductible under Section 162(m). The cash compensation that SonoSite paid to each of its executive officers during fiscal year 2004 was below $1,000,000, and the committee believes that stock options granted under the 1998 Plan will qualify as "performance-based compensation" pursuant to Section 162(m). The company is submitting for stockholder approval the 2005 Stock Incentive Plan in part in order to permit certain components of compensation to be paid out thereunder to qualify as performance-based compensation under Section 162(m) (as described more fully in Proposal 3).

Compensation Committee

Richard S. Schneider, Ph.D. (Chairman)
Steven R. Goldstein, M.D.
Robert G. Hauser, M.D.
Jacques Souquet, Ph.D.

AUDIT COMMITTEE REPORT

The information contained in the following report of the audit committee of our board of directors shall not be deemed to be "soliciting material" or "filed" with the SEC except to the extent that SonoSite specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

The audit committee of the board of directors for 2004 was composed of William G. Parzybok, Jr. (Chairman), Edward V. Fritzky and Jeffrey Pfeffer, Ph.D. In February 2005, Mr. Cramer joined the committee. Our board of directors has determined that all audit committee members are "independent" for purposes of Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and as defined in Rule 4200(a)(15) of the National Association of Securities Dealers *Marketplace Rules*. Messrs. Parzybok and Fritzky and Dr. Pfeffer served on the audit committee for the entire year of 2004. The audit committee operates under a written charter, adopted by the board of directors on October 21, 2002, and as revised on February 11, 2004 and March 8, 2005. We are in compliance with the listing standards of the National Association of Securities Dealers, Inc. on audit committee charters and composition.

Our management is responsible for our internal controls and the financial reporting process. Our independent auditor, KPMG LLP, is responsible for conducting an audit in accordance with the standards of the Public Company Accounting Oversight Board (United States) and expressing an opinion on the Company's consolidated financial statements, an opinion on management's assessment of the effectiveness of internal controls over financial reporting and an opinion on the effectiveness of the Company's internal controls over financial reporting based on the audit. The audit committee's responsibility is to monitor and oversee these processes. In addition, the audit committee recommends to the full board of directors the selection of our independent auditors.

In this context, the audit committee has met and held discussions with management and the independent auditors. In addition, the members of the audit committee individually reviewed our consolidated financial statements before their filing with the SEC in our periodic reports on Forms 10-Q and 10-K. Management represented to the audit committee that our consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the audit committee reviewed and discussed the consolidated financial statements with management and the independent auditors. The audit committee met with the independent auditors, without management present, to discuss the results of its audit, the evaluation of our internal controls and the overall quality of our financial reporting. The audit committee also discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, "Communication with Audit Committees."

The audit committee also reviewed with our independent auditors the written disclosures required by the Independence Standards Board's Standard No. 1, "Independence Discussions with Audit Committees," and considered the compatibility of non-audit services with the auditors' independence. During 2004, the audit committee pre-approved all audit and non-audit services provided by our independent auditors.

Based on the audit committee's discussion with management and the independent auditors and its review of the representation of management and the report of the independent auditors to the audit committee, the audit committee recommended that the board include the audited consolidated financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004, filed with the SEC.

Audit Committee

William G. Parzybok, Jr. (Chairman)
Kirby L. Cramer
Edward V. Fritzky
Jeffrey Pfeffer, Ph.D.

EXECUTIVE OFFICERS

Our executive officers and their ages as of December 31, 2004, are as follows:

Name	Age	Positions	Officer Since
Kevin M. Goodwin	47	President, Chief Executive Officer and Director	1998
Bradley G. Garrett	54	Chief Operating Officer	2000
Henry A. Krause, Jr.	56	Senior Vice President, International Sales	2003
Michael J. Schuh	44	Vice President, Finance, Chief Financial Officer and Treasurer	2000
Kathryn Surace-Smith	46	Vice President, General Counsel and Secretary	2002

Kevin M. Goodwin's biographical summary is included under "Proposal One: Election of Directors — Nominees".

Bradley G. Garrett was named chief operating officer in October 2003 and oversees product strategy, research and development, product management, manufacturing, information technology and service. Garrett joined SonoSite in April 2000 as chief customer fulfillment officer, overseeing our manufacturing operations for the Company including contract manufacturing integration. Prior to joining SonoSite, Garrett was vice president of operations for Laughlin-Wilt Group. From 1995 to 1997, he was vice president of operations for Advanced Input Devices. From 1988-1995, Garrett served as director of systems operations for ATL Ultrasound, a diagnostic ultrasound manufacturer. Garrett holds a master's degree in business administration and a bachelor of arts degree, both from the University of Oregon in Eugene, Oregon.

Henry A. Krause, Jr., Senior Vice President, International Sales, joined SonoSite in September 2003. Prior to that, Krause was International Managing Director for SpaceLabs Medical Products, Inc., a manufacturer of patient monitoring and clinical information systems. From 1987 to 2002, Krause was responsible for worldwide marketing and strategic planning at SpaceLabs with divisional responsibility for Asia Pacific, Latin America, Canada and Japan operations. From 1983 to 1987, Krause was vice president, sales & marketing, export markets for Becton Dickinson. He has also held international sales positions at Abbott Laboratories and Procter & Gamble. Krause holds a master's degree in international management from Thunderbird Graduate School and a bachelor of science in biology and chemistry from the University of Oregon.

Michael J. Schuh has served as Vice President, Finance and Chief Financial Officer since July 2000, and as Treasurer since February 2003. From July 2000 to October 2002, Mr. Schuh also served as Secretary. Previously, Schuh was with Leasetec Corporation in Boulder, Colorado for approximately 14 years in a variety of positions including vice president of finance, director of strategic planning and acquisitions, European finance director and corporate controller. He also acted as chief financial officer and chief operating officer of Capital Associates in Lakewood, Colorado. Prior to Leasetec, Schuh served for four years as senior consultant for Deloitte Haskins & Sells in Denver, Colorado. Schuh holds a bachelor's degree in business administration from the University of Wisconsin in Madison, Wisconsin.

Kathryn Surace-Smith, Vice President, General Counsel and Corporate Secretary joined SonoSite in October 2002. From 1996 to August 2002, she was General Counsel at Metawave Communications, a telecommunications equipment provider. Prior to that, Surace-Smith served as International Counsel for Alcatel Telecom in Paris and as Counsel at the European Bank for Reconstruction and Development in London. After receiving her law degree from Columbia University in 1985, where she served as editor of the Columbia Law Review, she was in private practice with Gibson, Dunn & Crutcher from 1985 to 1992. She received her undergraduate degree from Princeton University.

EXECUTIVE COMPENSATION

Summary Compensation

The following summary compensation table sets forth information regarding compensation earned during 2004, 2003 and 2002 by our chief executive officer and our other executive officers whose salary and bonus exceeded $100,000 in 2004.

	Annual Compensation			Long-Term Awards	
Name and Principal Position	Year	Salary	Bonus	Common Stock Underlying Options (#)	All Other Compensation (1)
Kevin M. Goodwin	2004	$337,981	$334,263	—	$34,485
President and Chief	2003	300,000	—	50,000	21,385
Executive Officer	2002	275,000	77,500	—	32,975
Bradley G. Garrett	2004	233,742	210,375	—	17,525
Chief Operating Officer	2003	198,300	25,000	25,000	18,350
	2002	195,000	29,500	20,000	9,325
Henry A. Krause, Jr. (2)	2004	182,211	210,875	10,000	12,345
Senior Vice President,	2003	47,115	—	15,000	1,413
International Sales	2002	—	—	—	—
Michael J. Schuh	2004	197,500	142,120	—	13,139
Vice President—Finance, Chief	2003	190,000	—	25,000	9,500
Financial Officer and Treasurer	2002	190,000	59,000	25,000	3,624
Kathryn Surace-Smith (3)	2004	183,548	132,022	—	6,675
Vice President, General Counsel	2003	166,265	32,500	20,000	5,111
and Secretary	2002	31,350	—	30,000	43

(1) Unless otherwise indicated, "All Other Compensation" consists of employer-matching contributions made to the SonoSite 401(k) Retirement Savings Plan, group term life premiums paid by SonoSite, and accrued paid time off paid by SonoSite.

(2) Mr. Krause joined SonoSite on September 11, 2003 and his 2003 compensation reflects a partial year of service.

(3) Ms. Surace-Smith joined SonoSite on October 7, 2002, and her 2002 compensation reflects a partial year of service.

Option Grants in 2004

The following table sets forth information regarding stock options granted to our executive officers named in the summary compensation table above during the year ended December 31, 2004.

Name	Number of Securities Underlying Options Granted (#)	Percent of Total Options Granted to Employees in 2004 (1)	Exercise Price Per Share (2)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
					5%	10%
Kevin M. Goodwin	—	—	—	—	—	—
Bradley G. Garrett	—	—	—	—	—	—
Henry A. Krause, Jr.	10,000(4)	7.12%	$25.0950	02/10/14	$157,821	$399,950
Michael J. Schuh	—	—	—	—	—	—
Kathryn Surace-Smith	—	—	—	—	—	—

(1) Based on a total of 140,500 options granted to employees during 2004.

(2) The exercise price per share is the average of the high and low sales prices of our common stock as reported on the date of grant by the Nasdaq National Market.

(3) The assumed rates of appreciation are prescribed by the SEC for illustrative purposes only and are not intended to forecast or predict future stock prices.

(4) Such options vest and become exercisable at the rate of 25% on the first anniversary of the grant date and then 2.083% monthly thereafter, with 100% vested and exercisable four years from the date of grant.

Option Exercises in 2004 and Year-End Values

The following table sets forth information regarding the net value realized on the exercise of options during 2004 and the value of outstanding options at December 31, 2004 by our executive officers named in the summary compensation table above.

Name	Shares Acquired on Exercise (#)	Value Realized ($)(1)	Number of Securities Underlying Unexercised Options (#)		Value of Unexercised In-the-Money Options ($) (2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Kevin M. Goodwin	19,219	$461,881	256,614	54,167	$5,914,083	$1,007,318
Bradley G. Garrett	37,500	660,050	70,416	27,084	611,207	526,818
Henry A. Krause, Jr.	—	—	4,687	20,313	67,704	237,521
Michael J. Schuh	—	—	105,416	34,584	1,225,744	674,556
Kathryn Surace-Smith	—	—	23,333	26,667	498,119	557,881

(1) The value realized upon exercise of an option is the difference between the fair market value of the shares received upon exercise, valued on the exercise date, and the exercise price paid.

(2) The value of the unexercised options is calculated based on the closing price of our common stock as reported on the Nasdaq National Market on December 31, 2004, which was $33.95 per share.

Change-in-Control Arrangements

Change-in-Control Agreements. We have entered into change-in-control agreements with each of the named executive officers. These agreements are substantially similar to each other.

Upon a change in control, during the term of the agreement and as long as the executive continues to be employed, the executive will receive an annual base salary that is no less than the annual base salary in effect immediately before the change in control and an annual bonus equal to at least the average of the three annual bonuses paid to the executive in the three years prior to the change in control. The executive also will be entitled to continue participating in our employee benefit and welfare benefit plans and programs.

Following a change in control, if the executive is terminated for cause or due to the expiration of his or her change-in-control agreement, or if he or she terminates employment for reasons other than for good reason (as defined in the agreement), the executive will receive only his or her salary and any accrued benefits for the period of service prior to such termination or expiration.

Following a change in control, if the executive's employment is terminated for any reason other than death or disability, or any reason other than for cause, or if the executive terminates his or her employment for good reason, the executive will receive:

- severance payments equal to two times the sum of (i) the executive's annual base salary in effect immediately prior to the date of the change in control or the date of termination, whichever salary is higher, unless the executive is a part-time employee on the date of termination, in which case the executive's annual base salary in effect on the date of termination will be paid, and (ii) a payment equal to the percentage of the executive's annual base salary to be paid under clause (i) above that was paid as a bonus for the fiscal year ended immediately prior to the change in control or, if no bonus was paid in the prior year or if the termination occurred prior to the determination of such percentage, a payment of 10% of the annual base salary to be paid under clause (i);
- a payment equal to the amount of any accrued benefits prior to the date of termination; and
- insurance benefits, at our expense, for a period of one year after the date of termination or a payment, at our option, equal to the cost of such benefits for this one-year period.

The agreement also provides for payments to the executive if the executive, following a change in control, suffers a disability while employed by us and provides for payments to the executive's estate if the executive dies while employed by us.

Each agreement provides for an initial term of two years, with automatic renewal for successive two-year terms on each annual anniversary date of the agreement, unless earlier terminated. If a change in control (as defined in the agreements) occurs, however, each agreement will expire two years after the change in control, unless earlier terminated. Each agreement may be earlier terminated:

- prior to a change in control, by us upon 30 days' prior written notice, so long as a change in control does not occur prior to the termination date set forth in the notice,
- prior to a change in control, by the executive upon 30 days' prior written notice, whether or not a change in control occurs prior to the termination date set forth in the notice, and
- after a change in control, by us or the executive upon 30 days' prior written notice.

1998 Plan. Under the 1998 Plan (and under our Management Incentive Compensation Plan, which incorporates the terms of the 1998 Plan with respect to stock options), upon a change in control each outstanding option will automatically become exercisable in full for the total remaining number of shares covered by the option. In addition, during the 90-day period following a change in control, an optionee may choose to receive cash equal to the difference between the exercise price of the option and the fair market value of a share of common stock of SonoSite as determined pursuant to the 1998 Plan, in lieu of exercising the option and paying the option price. All restrictions on shares of restricted stock, if any are granted under the 1998 Plan, will lapse upon a change in control. These acceleration provisions apply to all outstanding options issued to all employees.

PERFORMANCE GRAPH

The following graph compares the cumulative total return on shares of SonoSite's common stock with the cumulative total return of the Nasdaq National Market, U.S. Index and the Nasdaq Medical Devices, Instruments and Supplies, Manufacturers Stocks Index for the period beginning on December 31, 2000, and ending on December 31, 2004.



$325.00
$300.00
$275.00
$250.00
$225.00
$200.00
$175.00
$150.00
$125.00
$100.00
$75.00
$50.00
12/31/2000
12/31/2001
12/31/2002
12/31/2003
12/31/04
SonoSite, Inc.
Nasdaq US Index
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers Stocks Index

	12/31/00	12/31/01	12/31/02	12/31/03	12/31/04
SonoSite, Inc.	$115.91	$233.55	$118.82	$195.36	$308.64
Nasdaq National Market, U.S. Index	$137.81	$109.32	$75.53	$113.16	$123.06
Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index	$130.44	$142.26	$115.20	$170.23	$199.46

Assumes $100 invested in shares of SonoSite's common stock, the Nasdaq National Market, U.S. Index and the Nasdaq Medical Devices, Instruments and Supplies, Manufacturers and Distributors Stocks Index, with all dividends reinvested. Stock prices shown above for the common stock are historical and not indicative of future price performances.

OWNERSHIP OF SONOSITE STOCK
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

Except as otherwise noted, the following table summarizes information regarding the beneficial ownership of our outstanding common stock as of February 22, 2005, for:

- each person or group that we know owns more than 5% of the common stock,
- each of our directors,
- each of our executive officers named in the summary compensation table, and
- all of our directors and executive officers as a group.

Beneficial ownership is determined in accordance with rules of the SEC and includes shares over which the indicated beneficial owner exercises voting or investment power. Shares of common stock subject to options currently exercisable or exercisable within 60 days are deemed outstanding for computing the percentage ownership of the person holding the options but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated, we believe the beneficial owners of the common stock listed below, based on information furnished by them, have sole voting and investment power with respect to the number of shares listed opposite their names. As of February 22, 2005, 15,312,050 shares of common stock were issued and outstanding. The officers and directors in the following table can be reached at our principal offices.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
State of Wisconsin Investment Board (1) 121 East Wilson Street Madison, WI 53702	1,594,777	10.4%
Kopp Investment Advisors, LLC (1)(2) 7701 France Avenue South, Suite 500 Edina, MN 55435	1,396,005	9.1
Amaranth Advisors LLC (1)(3) One American Lane Greenwich, CT 06831	1,254,500	8.2
Brown Advisory Holdings Incorporated (1)(4) 901 South Bond Street, Suite 400 Baltimore, MD 21231	1,162,835	7.6
WM Advisors, Inc. (1) 1201 Third Avenue, 22nd Floor Seattle, WA 98101	1,087,688	7.1
AMVESCAP PLC (1)(5) 11 Devonshire Square London EC2M 4YR England	801,100	5.2
Kevin M. Goodwin (6)	309,260	2.0
Michael J. Schuh (7)	115,479	*
Kirby L. Cramer (8)	100,334	*
Jacques Souquet, Ph.D. (9)	71,721	*
Bradley G. Garrett (10)	66,979	*
William G. Parzybok, Jr. (11)	57,000	*
Jeffrey Pfeffer, Ph.D. (12)	53,800	*
Edward V. Fritzky (13)	51,000	*
Steven R. Goldstein, M.D. (14)	40,000	*

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percent of Shares Beneficially Owned
Richard S. Schneider, Ph.D. (15)	35,000	*
Kathryn Surace-Smith (16)	24,583	*
Robert G. Hauser, M.D. (17)	16,000	*
Henry A. Krause, Jr. (18)	8,853	*
All directors and named executive officers as a group (13 people) (19)	950,009	6.2

* Less than one percent.

(1) Based on publicly available information as of December 31, 2004.

(2) Kopp Investment Advisors, LLC is wholly owned by Kopp Holding Company, LLC, which is controlled by LeRoy C. Kopp though Kopp Holding Company. Of these shares, Mr. Kopp holds sole voting and dispositive power over 100,000 shares.

(3) Amaranth LLC, Amaranth Global Equities Master Fund Ltd, Amaranth Advisors LLC and Nicholas M. Maounis all have shared voting and investment power over the shares.

(4) Includes 244,415 shares held by clients of Brown Investment Advisory and Trust Company, to which Brown Advisory Holdings Incorporated is a parent holding company, and 945,675 shares owned by clients of Brown Investment Advisory Incorporated, a wholly-owned subsidiary of Brown Investment Advisory and Trust Company.

(5) Has sole voting and investment power over such shares. Such shares are held by the following entities in the respective amounts listed: AIM Advisors, Inc., 639,000, INVESCO Asset Management (Japan) Limited, 2,700, AIM Capital Management, Inc., 35,500, INVESCO Institutional (N.A.), Inc., 123,900.

(6) Includes 259,739 shares subject to options exercisable within 60 days of February 22, 2005 and 10,602 shares held in individual retirement accounts.

(7) Includes 111,979 shares subject to options exercisable within 60 days of February 22, 2005 and 1,000 shares held in an individual retirement account.

(8) Includes 80,000 shares subject to options exercisable within 60 days of February 22, 2005 and 2,000 shares held by Mr. Cramer's spouse.

(9) Includes 53,332 shares subject to options exercisable within 60 days of February 22, 2005.

(10) Includes 61,042 shares subject to options exercisable within 60 days of February 22, 2005.

(11) Includes 50,000 shares subject to options exercisable within 60 days of February 22, 2005.

(12) Includes 50,000 shares subject to options exercisable within 60 days of February 22, 2005 and 3,800 shares over which Dr. Pfeffer and his spouse share voting and dispositive power.

(13) Includes 50,000 shares subject to options exercisable within 60 days of February 22, 2005.

(14) Includes 40,000 shares subject to options exercisable within 60 days of February 22, 2005.

(15) Includes 35,000 shares subject to options exercisable within 60 days of February 22, 2005.

(16) Includes 24,583 shares subject to options exercisable within 60 days of February 22, 2005.

(17) Includes 15,000 shares subject to options exercisable within 60 days of February 22, 2005.

(18) Includes 8,853 shares subject to options exercisable within 60 days of February 22, 2005.

(19) Includes 839,528 shares subject to options exercisable within 60 days of February 22, 2005.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our officers, directors and persons who beneficially own more than 10% of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% shareholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms received by us, or written representations from certain reporting persons that no forms were required for those persons, we believe that during the 2004 fiscal year, all filing requirements applicable to our officers, directors and greater than 10% beneficial owners were complied with, except that one purchase transaction by Dr. Hauser was not reported on a timely-filed Form 4, but such transaction was subsequently reported on Form 4, and all transactions are reflected in this Proxy Statement.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

KPMG LLP has been recommended by the audit committee of the board for reappointment as our independent registered public accounting firm. KPMG LLP has been our independent registered public accounting firm since 1998. The firm is registered with the Public Company Accounting Oversight Board. The board of directors has appointed KPMG LLP as our independent registered public accounting firm for the year ending December 31, 2005.

Shareholder ratification of the selection of KPMG LLP as our independent registered public accounting firm is not required by our bylaws or otherwise. However, the board of directors is submitting the appointment of KPMG LLP to the shareholders for ratification as a matter of good corporate practice. If the shareholders fail to ratify the selection, the audit committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the audit committee in its discretion may direct the appointment of different independent auditors at any time during the year if it determines that such a change would be in the best interests of SonoSite and its shareholders.

The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual meeting will be required to ratify the appointment of KPMG LLP.

A representative of KPMG LLP is expected to be present at the annual meeting and will have the opportunity to make a statement, if the representative so desires. The representative will be available to respond to appropriate questions from shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF KPMG LLP AS INDEPENDENT REGISTERED PUBLIC ACCOUNTINTG FIRM.

FEE DISCLOSURES

The following chart shows the aggregate KPMG LLP fees for professional services in the named categories for the years ended December 31, 2004 and December 31, 2003:

	Fiscal Year 2004	Fiscal Year 2003
Audit fees (1)	$763,000	$249,000
Audit-related fees (2)	13,000	11,000
Tax fees (3)	6,000	49,000
All other fees (4)	—	4,000
Total	$782,000	$313,000

(1) Audit fees consisted of professional services rendered in connection with the audit of the Company's annual financial statements, audit of the Company's internal controls over financial reporting as required under Section 404 of the Sarbanes-Oxley Act, reviews of the financial statements included in the Company's quarterly reports on Form 10-Q, statutory audits and reviews of documents filed with the SEC.

(2) Audit-related fees consisted of professional services rendered in connection with the audit of SonoSite's 401(k) benefit plan.

(3) Tax fees consisted of professional services rendered for the review of tax returns and consultations on various tax matters.

(4) All other fees consisted primarily of assistance with compensation matters in various countries.

Pre-Approval of Audit and Non-Audit Services

The audit committee's charter provides that the committee meet and pre-approve all audit services and all permissible non-audit services to be performed for SonoSite by its independent auditors. Our audit committee has determined that KPMG LLP's rendering of all other non-audit services is compatible with maintaining auditor independence.

PROPOSAL NO. 3

APPROVAL OF THE SONOSITE, INC. 2005 STOCK INCENTIVE PLAN

On February 9, 2005, the Board approved the SonoSite, Inc. 2005 Stock Incentive Plan (the "Stock Plan") under which 1,300,000 shares of common stock will be reserved for issuance (approximately 8.5% of the outstanding shares as of February 22, 2005). The Stock Plan will not become effective until it is approved by SonoSite's shareholders. In accordance with applicable stock exchange listing standards, the Board is asking SonoSite shareholders to approve the Stock Plan so that SonoSite may use the shares reserved for issuance under the Stock Plan to assist SonoSite in achieving its goals of retaining, compensating and incentivizing its officers, employees, directors and consultants. SonoSite also seeks shareholder approval of the Stock Plan in order to qualify the Stock Plan and certain awards made under it under certain provisions of the Internal Revenue Code, as amended (the "Code"), including in order to qualify certain options to be granted under the Stock Plan as "incentive stock options" eligible for special tax treatment under Code Section 422 and to assure that SonoSite may fully deduct for federal income tax purposes certain compensation that may be paid under the Stock Plan in accordance with Section 162(m) of the Code.

The Stock Plan has a number of special terms and limitations, including:

- subject to certain restrictions contained in the Stock Plan, employees (including officers), consultants and members of our board of directors (including non-employee or outside directors) are eligible to participate in the Stock Plan;
- no employee may be granted, in any calendar year, options or other stock awards covering more than 250,000 shares, except that, in connection with his or her initial employment with SonoSite, an employee may be granted awards covering up to an additional 250,000 shares;

- the per-share exercise price of stock options granted under the Stock Plan must equal at least the fair market value of a share of our stock on the grant date of the option;
- shares may be granted under the Stock Plan as stock awards or stock units without requiring the participant to pay the Company an amount equal to the fair market value of the Common Stock as of the award grant date in order to acquire the award shares;
- the exercise price of an option may not be reduced (repriced) without shareholder approval (other than in connection with a change in SonoSite's capitalization, such as a stock split, stock dividend or similar transaction);
- shares subject to an award that are surrendered to SonoSite in payment of the exercise price or withholding taxes due in connection with the award will not become available for re-issuance under the Stock Plan, while shares subject to awards that are canceled, forfeited or expired without the shares subject thereto being issued will become available for re-issuance under the Stock Plan;
- for each share issued to a participant pursuant to an option under the Stock Plan, one share will be deducted from the reserve of shares remaining available for issuance under the Stock Plan, and for each share issued to a participant pursuant to a stock award under the Stock Plan, 1.65 shares will be deducted from the reserve of shares remaining available for issuance under the Stock Plan; and
- shareholder approval is required for certain types of amendments to the Stock Plan.

Vote Required

Approval of the Stock Plan requires the affirmative vote of a majority of the shares of SonoSite common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting.

General

Types of Awards. The Stock Plan permits us to issue stock options (both incentive stock options designed to comply with Code Section 422 and nonstatutory stock options which will not so comply), stock awards (including stock units), and cash awards. The purpose of granting awards under the Stock Plan is to compensate eligible service providers for their contributions to our business, encourage ownership in SonoSite by key personnel whose long-term employment is considered essential to SonoSite's continued progress and thereby align participants' and shareholders' interests.

Administration. The Stock Plan may be administered by the Board or by a committee appointed by the Board (as applicable, the "Administrator"). We anticipate that the Stock Plan will be administered by the compensation committee of our Board; however, with respect to grants to certain non-officer employees, the Administrator may from time to time delegate its authority to one or more officers of the Company. In any event, we will administer the Stock Plan in accordance with applicable law including in accordance with applicable Nasdaq listing standards.

Eligibility. Awards may be granted under the Stock Plan to SonoSite employees (including officers), consultants and members of our board of directors (including non-employee or outside board members). Incentive stock options may be granted only to employees of SonoSite or its subsidiaries. The Administrator, in its discretion, selects the employees to whom stock options and other stock awards, as well as cash awards, may be granted, the time or times at which such awards are granted, and the terms of such awards. As of February, 2005, there are approximately 395 employees, directors and consultants, including five executive officers, eligible to receive discretionary awards under the Stock Plan.

Section 162(m) Limitations. Section 162(m) of the Code generally disallows a tax deduction to public companies for compensation in excess of $1 million paid to the company's Chief Executive Officer or any of the four other most highly compensated officers. Certain performance-based compensation is specifically exempt from this deduction limit if it otherwise meets the requirements of Section 162(m). Stock options and other equity awards pursuant to which the recipient's compensation is based solely on the appreciation of the value of the underlying shares from the date of grant until the date of the income recognition event may qualify as performance-based compensation if the company satisfies certain requirements in connection with the plan under which the awards are granted. Specifically, the plan must be shareholder-approved and must contain a limit on the number of shares that may be granted to any one individual under the plan during a specified period. Accordingly, the Stock Plan provides that no employee may be granted more than 250,000 shares in any calendar year, except that an employee may be granted awards covering up to an additional 250,000 shares during the year in which the employee's service to SonoSite commences.

The Stock Plan also provides that SonoSite may grant cash awards designed to qualify as performance-based compensation and specifies that the maximum amount payable under a cash award to any employee during a single calendar year is $5,000,000.

Additional requirements apply to certain forms of compensation, such as restricted stock awards, stock units and cash awards, in order for them to qualify as performance-based compensation, including a requirement that payment of the value of such awards be contingent upon achievement of performance goals that are established in a manner specified under Section 162(m) of the Code. The Stock Plan permits SonoSite to issue awards incorporating such performance objectives and provides that these performance objectives ("Qualifying Performance Criteria") may be based upon: (1) cash flow, (2) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings), (3) earnings per share, (4) growth in earnings or earnings per share, (5) stock price, (6) return on equity or average shareholders' equity, (7) total shareholder return, (8) return on capital, (9) return on assets or net assets, (10) return on investment, (11) revenue, (12) income or net income, (13) operating income or net operating income, (14) operating profit or net operating profit, (15) operating margin, (16) return on operating revenue, (17) market share, (18) contract awards or backlog, (19) overhead or other expense reduction, (20) growth in shareholder value relative to the moving average of the S&P 500 Index or SonoSite's peer group index, (21) credit rating, (22) strategic plan development and implementation, (23) improvement in workforce diversity, and (24) such other similar criteria as may be determined by the Committee. To the extent that the Administrator determines that an award will be granted subject to Qualifying Performance Criteria, such criteria will be specified with respect to a particular award by our board's compensation committee in a manner designed to comply with Section 162(m). These criteria may be applied to SonoSite as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and may be measured either annually or cumulatively over a period of years, on an absolute basis, or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Administrator in the award agreement.

Shareholder approval of the Stock Plan pursuant to this proposal will constitute shareholder approval of the share and dollar limitations for Section 162(m) purposes, as well as of the Qualifying Performance Criteria, set forth above.

Plan Characterization. The Stock Plan is not subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Code.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. Subject to any required action by SonoSite's shareholders, (1) the number and kind of shares covered by each outstanding award, (2) the price per share subject to each outstanding award and (3) the share limitations as set forth in the Stock Plan (including those established under Section 162(m)), will each be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of SonoSite's stock, or any other increase or decrease in the number of issued shares of SonoSite's stock effected without receipt of consideration by SonoSite.

In the event of a liquidation or dissolution and unless otherwise determined by the Administrator, any unexercised options or other stock awards pursuant to which shares have not yet been issued will terminate.

In the event of a change in control of SonoSite, as defined in the Stock Plan and determined by the Administrator, the Administrator, in its discretion, may provide for the assumption, substitution or adjustment of each outstanding award, accelerate the vesting of options and terminate any restrictions on stock awards or cash awards, or cancel awards for a cash payment to the awardee.

Nontransferability of Awards. Unless otherwise determined by the Administrator, awards granted under the Stock Plan are not transferable other than by will or the laws of descent and distribution, and options may be exercised during the optionee's lifetime only by the optionee. The Administrator will have the sole discretion to permit the transfer of an award to family members and other persons and entities permitted under the rules applicable to the Form S-8 registration statement (as now or hereafter in effect, or to any successor form); however, the transferability of incentive stock options is restricted under the Code. Further, the Stock Plan provides that the company shall not implement a program whereby outstanding Options or Stock Awards are transferred or exchanged for consideration (although the company may permit such transfers or exchanges on an individual awardee basis in connection with employment or severance arrangements).

New Plan Benefits. Because benefits under the Stock Plan will depend on the Administrator's actions and the fair market value of common stock at various future dates, it is not possible to determine the benefits that will be received by employees, officers, directors, and consultants if the Stock Plan is approved by the shareholders.

Amendment and Termination of the Stock Plan. The Board may amend, alter or suspend the Stock Plan, or any part thereof, at any time and for any reason. However, SonoSite will obtain shareholder approval for any amendment to the Stock Plan to the extent required by applicable laws or stock exchange rules. In addition, without limiting the foregoing, unless approved by SonoSite shareholders, no such amendment shall be made that would: (1) materially increase the maximum number of shares available for issuance under the Stock Plan (other than an increase pursuant to a change in SonoSite's capitalization such as a stock split or recapitalization), (2) reduce the minimum exercise price with which options may be granted under the Stock Plan, (3) reduce the exercise price of outstanding options, or (4) change the class of persons eligible to receive awards under the Stock Plan. No such action by the Board or shareholders may alter or impair any award previously granted under the Stock Plan without the written consent of the participant (except for certain changes specified in the Stock Plan). Unless terminated earlier, the Stock Plan shall terminate ten years from the date of its approval by the shareholders.

Summary of Options, Stock Awards and Cash Awards

Options. Each option is evidenced by a stock option agreement between SonoSite and the optionee and is subject to the following additional terms and conditions. The Stock Plan allows the Administrator broad discretion to determine the terms of individual options.

Exercise Price. The Administrator determines the exercise price of options at the time the options are granted. The exercise price of options granted under the Stock Plan may not be less than 100% of the fair market value of the common stock on the date such option is granted (incentive stock options granted to employees who are also 10% shareholders must have an exercise price equal to 110% of the fair market value of the stock on the date of grant). SonoSite may grant options with exercise prices equal to less than 100% of the fair market value of the underlying option shares on the date of grant in connection with an acquisition by SonoSite of another company. The fair market value of the common stock is determined as the average of the highest and lowest quoted sales prices for the common stock on the date the option is granted (or if no sales were reported that day, the average on the last preceding day on which a sale occurred). As of February 22, 2005, the average of the highest and lowest quoted sales prices of common stock was $27.28 per share. No option may be repriced to reduce the exercise price of such option without shareholder approval (except in connection with a change in SonoSite's capitalization, such as a stock split or a recapitalization).

Exercise of Option; Form of Consideration. The Administrator determines when options become vested and exercisable, and in its discretion may accelerate the vesting and/or exercisability of any outstanding option. Initial options granted to new employees vest and become exercisable 25% on the one-year anniversary of the date of hire, and then vest approximately 2% monthly thereafter, with the options becoming 100% vested and exercisable four years from the employee's date of hire. Option grants made to employees who have been employed by us for at least one year and have already received an initial option grant, vest approximately 2% per month, commencing one month from the date of grant, with 100% vested and exercisable four years from the date of grant. The means of payment for shares issued upon exercise of an option are specified in each option agreement. The Stock Plan permits payment to be made by cash, check, wire transfer, other shares of common stock of SonoSite (with some restrictions), broker assisted same-day sales, any other form of consideration permitted by applicable law, or any combination thereof.

Term of Option. The term of an option may be no more than seven years from the date of grant (or up to ten and one-half years in certain jurisdictions outside of the United States). No option may be exercised after the expiration of its term.

Termination of Employment. If an optionee's employment terminates for any reason (other than as described below), then all options held by the optionee under the Stock Plan generally will terminate immediately upon the optionee's termination; provided that the Administrator may in the stock option agreement specify a period of time (but not beyond the expiration date of the option) following the optionee's termination during which the optionee may exercise the option as to shares that were vested and exercisable as of the optionee's termination date.

Death or Disability. Generally, if an optionee's employment terminates as a result of optionee's death or disability, then all options that are vested and exercisable as of the date of termination may be exercised for one year following the date of termination due to optionee's death or disability, provided that no option may be exercised after the expiration of its term.

Other Provisions. The stock option agreement may contain other terms, provisions and conditions not inconsistent with the Stock Plan, as may be determined by the Administrator.

Stock Awards. Each stock award is evidenced by an award agreement between SonoSite and the participant. The Stock Plan allows the Administrator broad discretion to determine the terms of individual stock awards.

General Terms. Each stock award agreement will contain provisions regarding (1) the number of shares subject to such stock award or a formula for determining such number, (2) the purchase price of the shares, if any, and the means of payment for the shares, (3) the performance criteria (including the Qualifying Performance Criteria), if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (4) such terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the Administrator, (5) restrictions on the transferability of the stock award, and (6) such further terms and conditions, in each case not inconsistent with the Stock Plan, as may be determined from time to time by the Administrator. Shares may be granted under the Stock Plan as stock awards or stock units without requiring the participant to pay the Company an amount equal to the fair market value of the Common Stock as of the award grant date in order to acquire the award shares.

Vesting. The vesting of a stock award may (but need not) be subject to performance criteria (including Qualifying Performance Criteria), continued service of the participant, other market conditions or a combination of these conditions. The Administrator has the authority to accelerate vesting of an outstanding stock award.

Termination of Employment. In the case of stock awards, including stock units, unless the Administrator determines otherwise, the restricted stock or restricted stock unit agreement will generally provide that the unvested stock or stock units will be forfeited upon the participant's termination of employment for any reason.

Cash Awards. Cash awards granted under the Stock Plan will generally be made to individuals who are, or who the Company anticipates may be, one of our five most highly compensated officers (such individuals being those employees whose compensation may not be fully deductible by SonoSite under Code

Section 162(m) if it exceeds with respect to a given year the limits imposed by that section). Each cash award granted under the Stock Plan will be subject to Qualifying Performance Criteria and will be reflected in an agreement containing provisions regarding (1) the target and maximum amount payable to the participant as a cash award, (2) the Qualifying Performance Criteria and level of achievement versus the criteria that will determine the amount of such payment, (3) the period as to which performance shall be measured for establishing the amount of any payment, (4) the timing of any payment earned by virtue of performance, (5) restrictions on the alienation or transfer of the cash award prior to actual payment, (6) forfeiture provisions, and (7) such further terms and conditions, in each case not inconsistent with the Stock Plan, as may be determined from time to time by the Administrator. The maximum amount payable as a cash award that is settled for cash may be a multiple of the target amount payable. The maximum amount payable pursuant to a cash award granted under the Stock Plan for any fiscal year may not exceed U.S. $5,000,000. Nothing in the Stock Plan prevents the Company from granting cash awards outside of the Stock Plan to any individual.

Federal Income Tax Consequences of Options, Stock Awards and Cash Awards under the Stock Plan

The following is only a summary of the effect of U.S. federal income taxation upon awardees and SonoSite with respect to the grant and exercise of awards under the Stock Plan. It does not purport to be complete and does not discuss the tax consequences arising in the context of the employee's death or the income tax laws of any municipality, state or foreign country in which the employee's income or gain may be taxable.

Incentive Stock Options. An optionee who is granted an incentive stock option does not recognize taxable income at the time the option is granted or upon its exercise, although the exercise is an adjustment item for alternative minimum tax purposes and may subject the optionee to the alternative minimum tax. Alternative minimum tax is an alternative method of calculating the income tax you must pay each year, which includes certain additional items of income and tax preferences and disallows or limits certain deductions otherwise allowable for regular tax purposes. Alternative minimum tax is payable only to the extent that alternative minimum tax income exceeds "regular" federal income tax for the year (computed without regard to certain credits and special taxes).

Upon a disposition of the shares acquired on exercise of an incentive stock option more than two years after grant of the option and one year after exercise of the option, the optionee will recognize long-term capital gain or loss equal to the difference between the sale price and the exercise price. If the holding periods are not satisfied, then: (1) if the sale price exceeds the exercise price, the optionee will recognize capital gain equal to the excess, if any, of the sale price over the fair market value of the shares on the date of exercise and will recognize ordinary income equal to the difference, if any, between the lesser of the sale price or the fair market value of the shares on the exercise date and the exercise price; or (2) if the sale price is less than the exercise price, the optionee will recognize a capital loss equal to the difference between the exercise price and the sale price. Unless limited by Section 162(m) of the Code, SonoSite is entitled to a deduction in the same amount as and at the time the optionee recognizes ordinary income.

Nonstatutory Stock Options. An optionee does not recognize any taxable income at the time a nonstatutory stock option is granted. Upon exercise of vested shares, the optionee recognizes taxable income generally measured by the excess of the then fair market value of the shares over the exercise price. Any taxable income recognized in connection with an option exercise by an employee of SonoSite is subject to tax withholding by SonoSite. Unless limited by Section 162(m) of the Code, SonoSite is entitled to a deduction in the same amount as and at the time the optionee recognizes ordinary income. Upon a disposition of such shares by the optionee, any difference between the sale price and the exercise price, to the extent not recognized as taxable income as provided above, is treated as long-term or short-term capital gain or loss, depending on the holding period.

Stock Awards. Stock awards will generally be taxed in the same manner as nonstatutory stock options. However, a restricted stock award is subject to a "substantial risk of forfeiture" within the meaning of Section 83 of the Code to the extent the award will be forfeited in the event that the employee ceases to provide services to SonoSite. As a result of this substantial risk of forfeiture, the employee will not recognize ordinary income at the time of award. Instead, the employee will recognize ordinary income on the dates when the stock is no longer subject to a substantial risk of forfeiture, or when the stock becomes transferable, if earlier. The employee's ordinary income is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date the stock is no longer subject to forfeiture.

The employee may accelerate his or her recognition of ordinary income, if any, and begin his or her capital gains holding period by timely filing (i.e., within thirty days of the award) an election pursuant to Section 83(b) of the Code. In such event, the ordinary income recognized, if any, is measured as the difference between the amount paid for the stock, if any, and the fair market value of the stock on the date of award, and the capital gain holding period commences on such date. The ordinary income recognized by an employee will be subject to tax withholding by SonoSite. Unless limited by Section 162(m) of the Code, SonoSite is entitled to a deduction in the same amount as and at the time the employee recognizes ordinary income.

Cash Awards. Upon receipt of cash, the recipient will have taxable ordinary income, in the year of receipt, equal to the cash received. Any cash received will be subject to tax withholding by SonoSite. Unless limited by Section 162(m) of the Code, SonoSite will be entitled to a tax deduction in the amount and at the time the recipient recognizes compensation income.

Accounting Treatment

Prior to the third quarter of fiscal 2005, option grants or stock issuances made to employees under the Stock Plan that have fixed exercise or issue prices that are equal to or greater than the fair market value per share on the grant or issue date and that have a fixed number of shares associated with the award will generally not result in any direct charge to SonoSite's reported earnings under current accounting rules. However, the fair value of those awards is required to be disclosed in the notes to SonoSite's financial statements, and SonoSite also must disclose, in the notes to its financial statements, the pro forma impact those awards would have upon SonoSite's reported earnings and earnings per share were the fair value of those awards at the time of grant treated as a compensation expense over the life of the award.

Beginning with the third quarter of fiscal 2005, SonoSite will generally be required to recognize compensation expense in an amount equal to the fair value on the date of grant of all stock options that are unvested as of or after such period. The fair value of an award will be based on the number of shares subject to the award that are expected to vest. SonoSite will use either Black-Scholes or a binomial valuation model to measure fair value of option grants. In addition, SonoSite will be required to recognize compensation expense for stock awards as they vest, as adjusted for actual forfeitures that occur before vesting but not adjusted for any previously recognized compensation cost if an award lapses unexercised.

Incorporation by Reference

The foregoing is only a summary of the Stock Plan and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix A.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SONOSITE, INC. 2005 STOCK INCENTIVE PLAN.

PROPOSAL NO. 4

APPROVAL OF THE SONOSITE, INC. 2005 EMPLOYEE STOCK PURCHASE PLAN

On February 9, 2005, the Board approved the SonoSite, Inc. 2005 Employee Stock Purchase Plan (the "ESPP") under which 1,000,000 shares of common stock will be reserved for issuance (approximately 6.5% of the outstanding shares as of February 22, 2005). The ESPP will not become effective until it is approved by SonoSite's shareholders. SonoSite seeks shareholder approval of the ESPP in order to qualify the ESPP and the right of participants to purchase shares pursuant to the ESPP under Section 423 of the Code.

The ESPP has a number of special terms and limitations, including:

- subject to certain restrictions contained in the ESPP, employees (including officers) are eligible to participate in the ESPP;
- shares subject to purchase rights that are canceled, forfeited or expired will become available for re-issuance under the ESPP;
- for each share issued to a participant under a purchase right granted under the ESPP, one share will be deducted from the reserve of shares remaining available for issuance under the ESPP; and
- shareholder approval is required for certain types of amendments to the ESPP.

Vote Required

Approval of the ESPP requires the affirmative vote of a majority of the shares of SonoSite common stock present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting.

General. The purpose of the ESPP is to provide employees of SonoSite (and any of its majority-owned subsidiaries designated by the Board of Directors) who participate in the ESPP with an opportunity to purchase through payroll deductions common stock of SonoSite at a discount to the market price of the shares as of the date of purchase. A total of 1,000,000 shares of common stock has been reserved for issuance under the ESPP. The ESPP, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Section 423 of the Code.

Administration. The ESPP may be administered by the Board or by a committee appointed by the Board. We anticipate that the ESPP will be administered by the compensation committee of our Board. In any event, we will administer the ESPP in accordance with applicable law including with applicable Nasdaq listing standards.

Eligibility. Any person who is customarily employed by SonoSite (or any of its majority-owned subsidiaries designated by the Board of Directors) for at least 20 hours per week and more than five months in any calendar year is eligible to participate in the ESPP, provided that the employee is employed on the first day of an Offering Period (as defined below) or on the first day of the fourth month of an Offering Period and subject to certain limitations imposed by Section 423(b) of the Code. As of February 22, 2005, there are approximately 395 employees, including five executive officers, eligible to participate in the ESPP.

Plan Characterization. The ESPP is not subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended, and is not qualified under Section 401(a) of the Code.

Adjustments upon Changes in Capitalization, Merger or Sale of Assets. Subject to any required action by SonoSite's shareholders, (1) the number and kind of shares covered by each outstanding option, (2) the price per share subject to each outstanding option and (3) the maximum number of shares that may be purchased by an employee during any one Offering Period under the ESPP (including any amendment by the Administrator to the share limitation), will each be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of SonoSite's stock, or any other increase or decrease in the number of issued shares of SonoSite's stock effected without receipt of consideration by SonoSite.

In the event of a dissolution or liquidation of SonoSite, each Offering Period under the ESPP then in progress will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Administrator.

In the event of a change in control transaction of SonoSite, each outstanding right to purchase shares under the ESPP will be assumed or an equivalent right will be substituted by our successor corporation or a parent or subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute equivalent options for purchase rights outstanding under the ESPP, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the "New Purchase Date"), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the change in control and the Administrator will notify each participant in writing, at least ten (10) days prior to the New Purchase Date, that the Purchase Date for his or her purchase right has been changed to the New Purchase Date and that his or her purchase right will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period.

Nontransferability of Awards. Unless otherwise determined by the Administrator, purchase rights granted under the ESPP are not transferable other than by will or the laws of descent and distribution.

New Plan Benefits. Because benefits under the ESPP will depend on the fair market value of common stock at various future dates, it is not possible to determine the benefits that will be received by employees if the ESPP is approved by the shareholders.

Offering Dates. In general, the ESPP will be implemented by a series of six month offering periods ("Offering Periods") commencing on or about May 1 and November 1 of each year and ending, respectively, on the next following October 31 and April 30 (or at such other times as may be determined by the Board of Directors), with the last day of each Offering Period being designated a "Purchase Date." The first Offering Period to commence after the date of this Proxy shall commence on approximately June 1, 2005, assuming that the shareholders approve the Stock Plan. That first Offering Period will end on October 31, 2005.

Participation in the ESPP. Eligible employees may participate in the ESPP by completing a subscription agreement in the form provided by SonoSite and filing it with SonoSite on a date prescribed by the Administrator prior to the first business day of the applicable Offering Period. The subscription agreement currently authorizes payroll deductions of up to fifteen per cent (15%) of the participant's eligible compensation.

Purchase Price. The purchase price per share at which shares are sold under the ESPP is eighty-five per cent (85%) of the lower of the fair market value of the common stock on (a) the date of commencement of the Offering Period (the "Offering Date") or (b) the applicable Purchase Date. The fair market value on a given date shall be determined by the Board in its discretion based on the average of the highest and lowest quoted sales prices for the common stock for such date (or, in the event that the common stock is not traded on such date, on the immediately preceding trading date). The Administrator may change the discount applicable to the purchase price to decrease the amount of such discount.

Payment of Purchase Price; Payroll Deductions. The purchase price of the shares is accumulated by payroll deductions during the applicable Offering Period. The deductions may be up to fifteen per cent (15%) of a participant's eligible compensation received on each payday during the Offering Period. Eligible compensation is defined in the ESPP to include regular straight time pay, payments for overtime, shift premiums, incentive compensation, incentive payments, bonuses, commissions and other compensation. A participant may discontinue his or her participation in the ESPP at any time during the Offering Period prior to a Purchase Date, and may decrease the rate of his or her payroll deductions to zero percent once during an ongoing Offering Period by completing and filing a new subscription agreement. Payroll deductions shall commence on the first payroll following the Offering Date and shall end on the last payroll paid on or prior to the last Purchase Period of the Offering Period to which the subscription agreement is applicable, unless sooner terminated by the participant. No interest accrues on the payroll deductions of a participant in the ESPP.

Purchase of Stock; Exercise of Option. By executing a subscription agreement to participate in the ESPP, the participant accepts the grant of an ESPP option to purchase shares during an Offering Period. Within this limit, the number of shares purchased by a participant will be determined by dividing the amount of the participant's total payroll deductions for such offering accumulated prior to the Purchase Date by the purchase price applicable for the Offering Period. Unless the participant's participation is discontinued, each participant's option for the purchase of shares will be exercised automatically on each Purchase Date at the applicable price. Notwithstanding the foregoing, no participant shall be permitted to subscribe for shares under the ESPP if immediately after the grant of the option he or she would own five per cent (5%) or more of the combined voting power or value of all classes of stock of SonoSite or of a parent or of any of SonoSite's subsidiaries (including stock which may be purchased under the ESPP or pursuant to any other options), nor shall any participant be permitted to purchase shares under the ESPP which (with all rights to purchase stock under all similar stock plans of SonoSite or of a parent or of any of SonoSite's subsidiaries) exceed $25,000 in fair market value, determined as of the Offering Date of the Offering Period in which the participant is participating during each calendar year in which an option to purchase stock under the ESPP is outstanding. In addition, no participant shall be permitted to purchase more than 1,000 shares during an Offering Period, which limit is subject to adjustment by the Administrator if the new limit is announced at least ten days prior to the scheduled beginning of the first Offering Period to be affected and which would be adjusted upon a stock split or similar transaction. Furthermore, if the number of shares which would otherwise be placed under option at the beginning of an Offering Period exceeds the number of shares then available under the ESPP, a pro rata allocation of the available shares shall be made in as equitable a manner as is practicable.

Withdrawal. A participant's interest may be terminated in whole, but not in part, by signing and delivering to SonoSite a notice of withdrawal from the ESPP. Such withdrawal may be elected at any time prior to the end of the applicable six-month period prior to a Purchase Date under the ESPP.

Any withdrawal by the participant of accumulated payroll deductions for a given Offering Period automatically terminates the participant's interest in that Offering Period. All of the participant's contributions credited to his or her account will be paid to him or her promptly after receipt of his or her notice of withdrawal. A participant's withdrawal from an Offering Period does not have an effect upon such participant's eligibility to participate in subsequent Offering Periods under the ESPP; however, the participant may not re-enroll in the same Offering Period after withdrawal.

Termination of Employment. Upon termination of the participant's continuous status as an employee prior to a Purchase Date of an Offering Period for any reason, including retirement or death, the contributions credited to his or her account will be returned to him or her, without interest, or, in the case of his or her death, to the person or persons entitled thereto, and his or her option will be automatically terminated.

In the event an employee fails to remain in continuous status as an employee of SonoSite for at least twenty (20) hours per week during the Offering Period in which the employee is a participant, he or she will be deemed to have elected to withdraw from the ESPP and the contributions credited to his or her account will be returned to him or her, without interest, and his or her option will be automatically terminated.

Amendment and Termination of the ESPP. The Administrator may amend, alter or discontinue the ESPP, but SonoSite will obtain shareholder approval for any amendment to the ESPP to the extent required by applicable laws or stock exchange rules. In addition, unless approved by the shareholders of the Company, no such amendment shall be made that would materially increase the maximum number of shares for which a purchase right may be granted under the ESPP or change the class of persons eligible to receive purchase rights under the ESPP. No such action by the Administrator or the shareholders may impair any option without the written consent of the participant except as set forth below.

An Offering Period, or the ESPP, may be terminated by the Administrator on a Purchase Date or by the Administrator's setting a new Purchase Date with respect to an Offering Period then in progress if the Administrator determines that termination of the ESPP and/or the Offering Period is in the best interests of SonoSite and its shareholders, or if continuation of the ESPP and/or the Offering Period would cause SonoSite to incur accounting charges in connection with the ESPP that the Administrator determines to be contrary to the best interests of the Company and its shareholders. Without shareholder consent and without regard to whether any participant rights may be considered to have been adversely affected, the Administrator or a committee shall be entitled to change the Offering Periods, limit the frequency and/or number of changes in the amount of contributions withheld from a participant's compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a participant in order to adjust for delays or mistakes in SonoSite's processing of properly completed withholding elections, decrease the amount of the discount from the fair market value of a share for purposes of establishing the purchase price for a future Offering Period, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of common stock for each participant properly correspond with amounts withheld from the participant's compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Stock Plan.

Federal Income Tax Consequences of the ESPP

The ESPP, and the right of participants to make purchases thereunder, is intended to qualify for the federal income tax treatment provided to employee stock purchase plans and their participants under the provisions of Sections 421 and 423 of the Code. Under these provisions, no income will be taxable to a participant until the shares purchased under the ESPP are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in a manner that depends upon the holding period of the shares. If the shares are sold or otherwise disposed of (including by gift) more than two years from the first day of the offering period and more than one year from the date the shares are purchased, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price, or (b) an amount equal to fifteen per cent (15%) of the fair market value of the shares as of the first day of the Offering Period. Any additional gain or loss will be treated as long-term capital gain or loss. If the shares are sold or otherwise disposed of (including by gift) before the expiration of either of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on whether or not the disposition occurs more than one year after the date the shares are purchased. SonoSite is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by a participant upon a sale or disposition of shares prior to the expiration of the holding periods described above.

Accounting Treatment

Effective with the third quarter of fiscal year 2005 (and so applicable to the first Offering Period operated under the ESPP), SonoSite expects that, based upon the structure of the ESPP, we will be required to record compensation expenses for financial statement purposes in connection with the rights to purchase our stock to employees granted under the ESPP.

Incorporation by Reference

The foregoing is only a summary of the ESPP and is qualified in its entirety by reference to its full text, a copy of which is attached hereto as Appendix B.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "FOR" THE APPROVAL OF THE SONOSITE, INC. 2005 EMPLOYEE STOCK PURCHASE PLAN.

OTHER BUSINESS

The board of directors does not intend to present any business at the annual meeting other than as set forth in the accompanying notice of annual meeting of shareholders and has no present knowledge that any others intend to present business at the annual meeting. If, however, other matters requiring the vote of the shareholders properly come before the annual meeting or any adjournment or postponement thereof, the persons named in the accompanying proxy will have discretionary authority to vote the proxies held by them in accordance with their judgment as to such matters.

DEADLINE FOR RECEIPT OF SHAREHOLDER PROPOSALS FOR 2006 ANNUAL MEETING

Shareholder proposals intended for inclusion in the proxy materials for our 2006 annual meeting must be received by us no later than November 25, 2005 (the anniversary date of this year's proxy mailing minus 120 days).

Pursuant to our bylaws, shareholders that intend to present a proposal that will not be included in the proxy materials must give written notice of the proposal to us no fewer than 90 days prior to the date of the 2006 annual meeting. If our 2006 annual meeting is scheduled for a date earlier than the first Tuesday in May, however, such notice must be given within ten days after our first public disclosure of the scheduled meeting date. In addition, if we receive notice of a shareholder proposal after February 8, 2006 (the anniversary date of this year's proxy mailing minus 45 days), the persons named as proxies in the proxy materials will have discretionary authority to vote on such shareholder proposal. Such proposals should be directed to the Secretary, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021-3904.

ANNUAL REPORT AND FORM 10-K

A copy of our combined annual report to shareholders and annual report on Form 10-K for the year ended December 31, 2004 accompanies this proxy statement. If you did not receive a copy, you may obtain one without charge by writing or calling Investor Relations, SonoSite, Inc., 21919 30th Drive S.E., Bothell, Washington 98021-3904, (425) 951-1200.

By Order of the Board of Directors

Kathryn Surace-Smith
Vice President, General Counsel and Secretary

Bothell, Washington
March 11, 2005

Whether or not you plan to attend the annual meeting, please complete, sign and date the enclosed proxy card and return it promptly in the enclosed postage-prepaid envelope, or vote through the telephone or Internet voting procedures described on the proxy card. You may revoke your proxy at any time prior to the annual meeting. If you decide to attend the annual meeting and wish to change your proxy vote, you may do so automatically by voting in person at the meeting.

Thank you for your attention to this matter. Your prompt response will greatly facilitate arrangements for the annual meeting.

APPENDIX A

SONOSITE, INC.
2005 STOCK INCENTIVE PLAN

ARTICLE I — GENERAL PLAN ADMINISTRATION

1. Purposes of the Plan.

The purpose of this Plan is to encourage ownership in SonoSite, Inc., a Washington corporation (the "**Company**"), by key personnel whose long-term employment or other service relationship with the Company is considered essential to the Company's continued progress and, thereby, encourage recipients to act in the shareholders' interest and share in the Company's success.

2. Definitions.

As used herein, the following definitions shall apply:

(a) **"Administrator"** means the Board, any Committees or such delegates as shall be administering the Plan in accordance with Article I, Section 4 of the Plan.

(b) **"Affiliate"** means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator.

(c) **"Applicable Laws"** means the requirements relating to the administration of stock option and stock award plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.

(d) **"Award"** means a Cash Award, Stock Award or Option granted in accordance with the terms of the Plan.

(e) **"Awardee"** means an Employee, Consultant or Director of the Company or any Affiliate who has been granted an Award under Article II of the Plan.

(f) **"Award Agreement"** means a Cash Award Agreement, Stock Award Agreement and/or Option Agreement, which may be in written or electronic format, in such form and with such terms and conditions as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan.

(g) **"Board"** means the Board of Directors of the Company.

(h) **"Cash Award"** means a bonus opportunity awarded under Article II, Section 6 pursuant to which an Awardee may become entitled to receive an amount based on the satisfaction of such performance criteria as are specified in the agreement or other documents evidencing the Award (the "**Cash Award Agreement**").

(i) **"Change in Control"** means any of the following, unless the Administrator provides otherwise:

i. any merger or consolidation in which the Company shall not be the surviving entity (or survives only as a subsidiary of another entity whose shareholders did not own all or substantially all of the Common Stock in substantially the same proportions as immediately prior to such transaction),

ii. the sale of all or substantially all of the Company's assets to any other person or entity (other than a wholly-owned subsidiary),

iii. the acquisition of beneficial ownership of a controlling interest (including, without limitation, power to vote) the outstanding shares of Common Stock by any person or entity (including a "group" as defined by or under Section 13(d)(3) of the Exchange Act),

iv. the dissolution or liquidation of the Company,

v. a contested election of Directors, as a result of which or in connection with which the persons who were Directors before such election or their nominees (the "**Incumbent Directors**") cease to constitute a majority of the Board; provided however that if the election, or nomination for election by the Company's shareholders, of any new director was approved by a vote of at least fifty percent (50%) of the Incumbent Directors, such new Director shall be considered as an Incumbent Director, or

vi. any other event specified by the Board or a Committee, regardless of whether at the time an Award is granted or thereafter.

(j) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(k) **"Committee"** means the Compensation Committee of the Board or a committee of Directors appointed by the Board in accordance with Article I, Section 4 of the Plan.

(l) **"Common Stock"** means the common stock of the Company.

(m) **"Company"** means SonoSite, Inc., a Washington corporation, or its successor.

(n) **"Consultant"** means any person engaged by the Company or any Affiliate to render services to such entity as an advisor or consultant.

(o) **"Conversion Award"** has the meaning set forth in Article I, Section 4(b)(xi) of the Plan.

(p) **"Director"** means a member of the Board.

(q) **"Employee"** means a regular, active employee of the Company or any Affiliate, including an Officer and/or Director. The Administrator shall determine whether or not the chairman of the Board qualifies as an Employee. Within the limitations of Applicable Law, the Administrator shall have the discretion to determine the effect upon an Award and upon an individual's status as an Employee in the case of (i) any individual who is classified by the Company or its Affiliate as leased from or otherwise employed by a third party or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise, (ii) any leave of absence approved by the Company or an Affiliate, (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate or between any Affiliates, (iv) any change in the Awardee's status from an employee to a Consultant or Director, and (v) at the request of the Company or an Affiliate an employee becomes employed by any partnership, joint venture or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.

(r) **"Exchange Act"** means the United States Securities Exchange Act of 1934, as amended.

(s) **"Fair Market Value"** means, unless the Administrator determines otherwise, as of any date, the average of the highest and lowest quoted sales prices for such Common Stock as of such date (or if no sales were reported on such date, the average on the last preceding day on which a sale was made), as reported in such source as the Administrator shall determine.

(t) **"Grant Date"** means the date upon which an Award is granted to an Awardee pursuant to this Plan.

(u) **"Incentive Stock Option"** means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(v) **"Nasdaq"** means the Nasdaq National Market.

(w) **"Nonstatutory Stock Option"** means an Option not intended to qualify as an Incentive Stock Option.

(x) **"Officer"** means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(y) **"Option"** means a right granted under Article II, Section 2 to purchase a number of Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Option (the "**Option Agreement**"). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.

(z) **"Plan"** means this 2005 Stock Incentive Plan.

(aa) **"Qualifying Performance Criteria"** shall have the meaning set forth in Article II, Section 7(b) of the Plan.

(bb) **"Share"** means a share of the Common Stock, as adjusted in accordance with Article I, Section 7 of the Plan.

(cc) **"Stock Award"** means an award or issuance of Shares or Stock Units made under Article II of the Plan, the grant, issuance, retention, vesting and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the "**Stock Award Agreement**").

(dd) **"Stock Unit"** means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Share, payable in cash, property or Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.

(ee) **"Subsidiary"** means any company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.

(ff) **"Termination of Employment"** shall mean ceasing to be an Employee, Consultant or Director, as determined in the sole discretion of the Administrator. However, for Incentive Stock Option purposes, Termination of Employment will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Subsidiaries. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Employment.

(gg) **"Total and Permanent Disability"** shall have the meaning set forth in Section 22(e)(3) of the Code.

3. Stock Subject to the Plan.

(a) *Aggregate Limits.* Subject to the provisions of Article I, Section 7 of the Plan, the aggregate number of Shares that may be issued pursuant to Awards granted under Article II of the Plan is 1,300,000 Shares (the "**Award Pool**"). Shares subject to Awards that are cancelled, expire or are forfeited shall be available for re-grant under the Plan. If an Awardee pays the exercise or purchase price of an Award through the tender of Shares, or if Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Shares so tendered or withheld shall not become available for re-issuance thereafter under the Plan. In addition, for purposes of calculating the number of Shares that remain available in the Award Pool, for each Share issued to an Awardee pursuant an Option, one Share shall be deducted from the Award Pool, and for each Share issued to an Awardee pursuant to a Stock Award, 1.65 Shares shall be deducted from the Award Pool. The Shares issued pursuant to the Plan may be either Shares reacquired by the Company, including Shares purchased in the open market, or authorized but unissued Shares.

(b) *Code Section 162(m) Share Limit.* Subject to the provisions of Article I, Section 7 of the Plan, the aggregate number of Shares subject to Awards granted under Article II of this Plan during any calendar year to any one Awardee shall not exceed 250,000 except that in connection with his or her first commencing service with the Company or an Affiliate, an Awardee may be granted Awards covering up to an additional 250,000 Shares during the year in which such service commences. Notwithstanding anything to the contrary in the Plan, the limitation set forth in this Article I, Section 3(b) shall be subject to adjustment under Article I, Section 7 of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as "performance based compensation" under Code Section 162(m) or the ability to grant or the qualification of Incentive Stock Options under the Plan.

4. Administration of the Plan.

(a) *Procedures; Administrative Bodies.* The Plan shall be administered by the Board, a Committee and/or their delegates. To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, Awards to "covered employees" within the meaning of Section 162(m) of the Code or Employees that the Committee determines may be "covered employees" in the future shall be made by a Committee of two or more "outside directors" within the meaning of Section 162(m) of the Code. To the extent desirable to qualify transactions hereunder as exempt under Rule 16b-3 promulgated under the Exchange Act ("**Rule 16b-3**"), Awards to Officers and Directors shall be made by the entire Board or a Committee of two or more "non-employee directors" within the meaning of Rule 16b-3. In addition, the Plan will be administered in a manner that complies with any applicable Nasdaq or stock exchange listing requirements. The Board or a Committee may delegate to an authorized officer or officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act or (B) at the time of such approval, "covered employees" under Section 162(m) of the Code. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

i. to select the Employees, Consultants and Directors of the Company or its Affiliates to whom Awards are to be granted hereunder;

ii. to determine the number of shares of Common Stock or amount of cash to be covered by each Award granted hereunder;

iii. to determine the type of Award to be granted to the selected Employees, Consultants and Directors;

iii. to approve forms of Award Agreements for use under the Plan;

iv. to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise and/or purchase price (if applicable), the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

v. to correct administrative errors;

vi. to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;

vii. to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

viii. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

ix. to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such amendment is subject to Article I, Section 8 of the Plan and, except as set forth in that Section, may not impair any outstanding Award unless agreed to in writing by the Awardee;

x. to allow Awardees to satisfy withholding tax amounts by electing to have the Company withhold from the Shares to be issued upon exercise of a Nonstatutory Stock Option or vesting of a Stock Award that number of Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Awardee to have Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;

xi. to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by service providers of an entity acquired by the Company (the "**Conversion Awards**"). Any conversion or substitution shall be effective as of the close of the merger, acquisition or other transaction. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity; provided, however, that with respect to the conversion of stock appreciation rights in the acquired entity, the Conversion Awards shall be Nonstatutory Stock Options. Unless otherwise determined by the Administrator at the time of conversion or substitution, all Conversion Awards shall have the same terms and conditions as Awards generally granted by the Company under the Plan;

xii. to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

xiii. to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by an Awardee or other subsequent transfers by the Awardee of any Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;

xiv. to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award, without payment to the Company, a number of Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award; and

xv. to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.

(c) *Effect of Administrator's Decision.* All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Awardees and on all other persons. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Term of Plan.

The Plan shall become effective upon its approval by shareholders of the Company. It shall continue in effect for a term of ten (10) years from the later of the date the Plan or any amendment to add shares to the Plan is approved by shareholders of the Company unless terminated earlier under Article I, Section 8 of the Plan.

6. Term of Award.

The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of an Option, the term shall be seven (7) years from the Grant Date or such shorter term as may be provided in the Award Agreement; provided that the term may be ten and one-half (10½) years (or a shorter period) in the case of Options granted to Employees in certain jurisdictions outside the United States as determined by the Administrator.

7. Adjustments upon Changes in Capitalization.

(a) Subject to any required action by the shareholders of the Company, (i) the number and kind of Shares covered by each outstanding Award, (ii) the price per Share subject to each such outstanding Award and (iii) the Share limitations set forth in Article I, Section 3 of the Plan, shall be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Awardee as soon as practicable prior to the effective date of such proposed transaction. To the extent it has not been previously exercised or the Shares subject thereto issued to the Awardee and unless otherwise determined by the Administrator, an Award will terminate immediately prior to the consummation of such proposed transaction.

(c) In the event there is a Change in Control of the Company, as determined by the Board or a Committee, the Board or Committee may, in its discretion, (i) provide for the assumption or substitution of, or adjustment to, each outstanding Award; (ii) accelerate the vesting of Options and terminate any restrictions on Cash Awards or Stock Awards; and/or (iii) provide for termination of Awards as a result of the Change of Control on such terms and conditions as it deems appropriate, including provide for the cancellation of Awards for a cash payment to the Awardee.

8. Amendment and Termination of the Plan.

(a) *Amendment and Termination.* The Administrator may amend, alter or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the shareholders of the Company in the manner and to the extent required by Applicable Law. In addition, without limiting the foregoing, unless approved by the shareholders of the Company, no such amendment shall be made that would:

i. materially increase the maximum number of Shares for which Awards may be granted under the Plan, other than an increase pursuant to Article I, Section 7 of the Plan;

ii. reduce the minimum exercise price for Options granted under the Plan;

iii. result in a repricing of Options by (x) reducing the exercise price of outstanding Options, or (y) canceling an outstanding Option held by an Awardee and re-granting to the Awardee a new Option with a lower exercise price, in either case other than in connection with a change in the Company's capitalization pursuant to Article I, Section 7 of the Plan; or

iv. change the class of persons eligible to receive Awards under the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension or termination of the Plan shall impair the rights of any Award, unless mutually agreed otherwise between the Awardee, as applicable, and the Administrator, which agreement must be in writing and signed by the Awardee, as applicable, and the Company; provided further that the Administrator may amend an outstanding Award in order to conform it to the Administrator's intent (in its sole discretion) that such Award not be subject to Code Section 409A(a)(1)(B). Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

(c) *Effect of the Plan on Other Arrangements.* Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The value of Awards granted pursuant to the Plan will not be included as compensation, earnings, salaries or other similar terms used when calculating an Awardee's benefits under any employee benefit plan sponsored by the Company or any Subsidiary except as such plan otherwise expressly provides.

9. Designation of Beneficiary.

(a) An Awardee may file a written designation of a beneficiary who is to receive the Awardee's rights pursuant to Awardee's Award. As an alternative, Awardee may include his or her Awards in an omnibus beneficiary designation for all benefits under the Plan. To the extent that an Awardee has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.

(b) Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee's death, the Company shall allow the executor or administrator of the estate of the Awardee to exercise the Award, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to exercise the Award to the extent permissible under Applicable Law or the Company, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

10. No Right to Awards or to Employment.

No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the employ of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee, Consultant, Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.

11. Legal Compliance.

Shares shall not be issued pursuant to the exercise of an Option or Stock Award unless the exercise of such Option or Stock Award and the issuance and delivery of such Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

12. Inability to Obtain Authority.

To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

13. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

14. Notice.

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

15. Governing Law; Interpretation of Plan and Awards.

(a) This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of Washington.

(b) In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(c) The section headings used in this Plan are solely for convenience of reference, do not constitute a part of the Plan, and shall not shall affect its meaning, construction or effect.

(d) The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(e) All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion. In the event the Awardee believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Awardee may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision, and the Awardee shall as a condition to the receipt of an Award be deemed to explicitly waive any right to judicial review.

(f) Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The arbitrator shall be selected from amongst those members of the Board who are neither Administrators nor Employees. If there are no such members of the Board, the arbitrator shall be selected by the Board. The arbitrator shall be an individual who is an attorney licensed to practice law in the State of Washington. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

16. Limitation on Liability.

The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to an Awardee, an Employee or any other persons as to:

(a) *The Non-Issuance of Shares.* The non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) *Tax Consequences.* Any tax consequence realized by any Awardee, Employee, or other person due to the receipt, exercise or settlement of any Option, or other Award granted hereunder.

17. Unfunded Plan.

Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Awardee with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

ARTICLE II — OPTIONS, STOCK AWARDS AND CASH AWARDS

1. Eligibility.

Awards may be granted to Employees, Directors and Consultants of the Company or any of its Affiliates.

2. Options.

The Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the Awardee or within the control of others.

(a) *Option Agreement.* Each Option Agreement shall contain provisions regarding (i) the number of Shares that may be issued upon exercise of the Option, (ii) the type of Option, (iii) the exercise price of the Shares and the means of payment for the Shares, (iv) the term of the Option, (v) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option and forfeiture provisions and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Exercise Price.* The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

i. In the case of an Incentive Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date; provided, however, that in the case of an Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the Grant Date.

ii. In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the Grant Date.

iii. Notwithstanding the foregoing, at the Administrator's discretion, Conversion Awards may be granted in substitution and/or conversion of options of an acquired entity, with a per Share exercise price of less than 100% of the Fair Market Value per Share on the date of such substitution and/or conversion.

(c) *No Option Repricings.* Other than in connection with a change in the Company's capitalization (as described in Article I, Section 7(a) of the Plan), the exercise price of an Option may not be reduced without shareholder approval, as set forth above in Article I, Section 8(a)ii.

(d) *Vesting Period and Exercise Dates.* Options granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option's term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Administrator. At any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Awardee's right to exercise all or part of the Option.

(e) *Form of Consideration.* The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment, either through the terms of the Option Agreement or at the time of exercise of an Option. Acceptable forms of consideration may include:

i. cash;

ii. check or wire transfer (denominated in U.S. Dollars);

iii. subject to any conditions or limitations established by the Administrator, other Shares held by the Awardee which Shares shall have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised, provided that prior to the date on which the Company becomes subject to FAS 123R, such Shares shall, in the case of Shares acquired by the Awardee upon the exercise of an Option, have been owned by the Awardee for more than six months on the date of surrender;

iv. consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;

v. such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

vi. any combination of the foregoing methods of payment.

(f) *Effect of Termination of Employment on Options.*

i. *Generally.* Unless otherwise provided for by the Administrator, upon an Awardee's Termination of Employment other than as a result of circumstances described in Article II, Sections 2(f)(ii) and (iii) below, any outstanding Option granted to such Awardee, whether vested or unvested, to the extent not theretofore exercised, shall terminate immediately upon the Awardee's Termination of Employment; provided, however, that the Administrator may in the Option Agreement specify a period of time (but not beyond the expiration date of the Option) following Termination of Employment during which the Awardee may exercise the Option as to Shares that were vested and exercisable as of the date of Termination of Employment. To the extent such a period following Termination of Employment is specified, the Option shall automatically terminate at the end of such period to the extent the Awardee has not exercised it within such period.

ii. *Disability of Awardee.* Unless otherwise provided for by the Administrator, upon an Awardee's Termination of Employment as a result of the Awardee's disability in accordance with the Company's or its Subsidiaries' policies, all outstanding Options granted to such Awardee that were vested and exercisable as of the date of the Awardee's Termination of Employment may be exercised by the Awardee until one (1) year following Awardee's Termination of Employment as a result of Awardee's disability, including Total and Permanent Disability; provided, however, that in no event shall an Option be exercisable after the expiration date of such Option. If the Awardee does not exercise such Option within the time specified, the Option (to the extent not exercised) shall automatically terminate.

iii. *Death of Awardee.* Unless otherwise provided for by the Administrator, upon an Awardee's Termination of Employment as a result of the Awardee's death, all outstanding Options granted to such Awardee that were vested and exercisable as of the date of the Awardee's death may be exercised until the earlier of (A) one (1) year following the Awardee's death or (B) the expiration of the term of such Option. If an Option is held by the Awardee when he or she dies, the Option may be exercised, to the extent the Option is vested and exercisable, by the beneficiary designated by the Awardee (as provided in Article I, Section 9 of the Plan), the executor or administrator of the Awardee's estate or, if none, by the person(s) entitled to exercise the Option under the Awardee's will or the laws of descent or distribution. If the Option is not so exercised within the time specified, such Option (to the extent not exercised) shall automatically terminate.

iv. *Other Terminations of Employment.* The Administrator may provide in the applicable Option Agreement for different treatment of Options upon Termination of Employment of the Awardee than that specified above.

(g) *Leave of Absence.* The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any leave that is not a leave required to be provided to the Awardee under Applicable Law. In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon an Awardee's returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Awardee continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.

(h) *Other Terms.* Option Agreements evidencing Options shall contain such other terms and conditions as the Administrator may determine and as shall be consistent with the requirements of the Plan.

3. Incentive Stock Option Limitations/Terms.

(a) *Eligibility.* Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Subsidiaries may be granted Incentive Stock Options.

(b) *$100,000 Limitation.* Notwithstanding the designation "Incentive Stock Option" in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 3(b), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the Grant Date.

(c) *Exercise Price.* The exercise price of Incentive Stock Option shall be as specified in Article II, Section 2(b)i. above.

(d) *Transferability.* Incentive Stock Options may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner other than by will or by the laws of descent or distribution. The designation of a beneficiary by an Awardee will not constitute a transfer. An Incentive Stock Option may be exercised, during the lifetime of the Awardee only by such Awardee.

(e) *Term.* An Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have a term of no more than five (5) years from the Grant Date.

4. Exercise of Option.

(a) *Procedure for Exercise; Rights as a Shareholder.*

i. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Option Agreement.

ii. An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option; (B) full payment for the Shares with respect to which the related Option is exercised; and (C) payment of all applicable withholding taxes.

iii. Shares issued upon exercise of an Option shall be issued in the name of the Awardee or, if requested by the Awardee, in the name of the Awardee and his or her spouse. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Shares subject to an Option, notwithstanding the exercise of the Option.

iv. The Company shall issue (or cause to be issued) such Shares as administratively practicable after the Option is exercised. An Option may not be exercised for a fraction of a Share.

5. Stock Awards.

(a) *Stock Award Agreement.* Each Stock Award Agreement shall contain provisions regarding (i) the number of Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Shares, if any, and the means of payment for the Shares, (iii) the performance criteria (including Qualifying Performance Criteria), if any, and level of achievement versus these criteria that shall determine the number of Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting and/or forfeiture of the Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.

(b) *Restrictions and Performance Criteria.* The grant, issuance, retention and/or vesting of each Stock Award may be subject to such performance criteria (including Qualifying Performance Criteria) and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations and/or completion of service by the Awardee. Notwithstanding anything to the contrary herein, the performance criteria for any Stock Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing not later than ninety (90) days after the commencement of the period of service to which the performance goals relates, provided that the outcome is substantially uncertain at that time.

(c) *Rights as a Shareholder.* Unless otherwise provided by the Administrator, the Awardee shall have the rights equivalent to those of a shareholder and shall be a shareholder only after Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Awardee. Unless otherwise provided by the Administrator, an Awardee holding Stock Units shall be entitled to receive dividend payments as if he or she was an actual shareholder.

6. Cash Awards.

Each Cash Award will confer upon the Awardee the opportunity to earn a future payment tied to the level of achievement with respect to one or more performance criteria established for a performance period of not less than one (1) year.

(a) *Cash Award.* Each Cash Award shall contain provisions regarding (i) the target and maximum amount payable to the Awardee as a Cash Award, (ii) the performance criteria and level of achievement versus these criteria which shall determine the amount of such payment, (iii) the period as to which performance shall be measured for establishing the amount of any payment, (iv) the timing of any payment earned by virtue of performance, (v) restrictions on the alienation or transfer of the Cash Award prior to actual payment, (vi) forfeiture provisions, and (vii) such further terms and conditions, in each case not inconsistent with the Plan, as may be determined from time to time by the Administrator. The maximum amount payable as a Cash Award may be a multiple of the target amount payable, but the maximum amount payable pursuant to that portion of a Cash Award granted under this Plan for any fiscal year to any Awardee that is intended to satisfy the requirements for "performance based compensation" under Section 162(m) of the Code shall not exceed U.S. $5,000,000.

(b) *Performance Criteria.* The Administrator shall establish the performance criteria and level of achievement versus these criteria which shall determine the target and the minimum and maximum amount payable under a Cash Award, which criteria may be based on financial performance and/or personal performance evaluations. The Administrator may specify the percentage of the target Cash Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything to the contrary herein, the performance criteria for any portion of a Cash Award that is intended to satisfy the requirements for "performance-based compensation" under Section 162(m) of the Code shall be a measure established by the Administrator based on one or more Qualifying Performance Criteria selected by the Administrator and specified in writing not later than 90 days after the commencement of the period of service to which the performance goals relates, provided that the outcome is substantially uncertain at that time.

(c) *Timing and Form of Payment.* The Administrator shall determine the timing of payment of any Cash Award. The Administrator may provide for or, subject to such terms and conditions as the

Administrator may specify, may permit an Awardee to elect for the payment of any Cash Award to be deferred to a specified date or event. The Administrator may specify the form of payment of Cash Awards, which may be cash or other property, or may provide for an Awardee to have the option for his or her Cash Award, or such portion thereof as the Administrator may specify, to be paid in whole or in part in cash or other property.

(d) *Termination of Employment.* The Administrator shall have the discretion to determine the effect a Termination of Employment due to (i) disability, (ii) death or (iii) otherwise shall have on any Cash Award.

7. Other Provisions Applicable to Awards.

(a) *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. Notwithstanding the above and subject to Article II, Section 3(d), the Administrator may in its discretion make an Award transferable to an Awardee's family member or to such other persons or entities as it deems appropriate; provided however that the Company shall not implement a program whereby outstanding Options or Stock Awards are transferred or exchanged for consideration, except as the Administrator may otherwise determine to do in its sole discretion on an individual by individual Awardee basis in connection with employment or severance arrangements or in a manner permitted under the rules applicable to the Form S-8 registration statement (as now or hereafter in effect, or to any successor form). If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.

(b) *Qualifying Performance Criteria.* For purposes of this Plan, the term "**Qualifying Performance Criteria**" shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured either annually or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years' results or to a designated comparison group, in each case as specified by the Committee in the Award: (i) cash flow; (ii) earnings (including gross margin, earnings before interest and taxes, earnings before taxes, and net earnings); (iii) earnings per share; (iv) growth in earnings or earnings per share; (v) stock price; (vi) return on equity or average shareholders' equity; (vii) total shareholder return; (viii) return on capital; (ix) return on assets or net assets; (x) return on investment; (xi) revenue; (xii) income or net income; (xiii) operating income or net operating income; (xiv) operating profit or net operating profit; (xv) operating margin; (xvi) return on operating revenue; (xvii) market share; (xviii) contract awards or backlog; (xix) overhead or other expense reduction; (xx) growth in shareholder value relative to the moving average of the S&P 500 Index or a peer group index; (xxi) credit rating; (xxii) strategic plan development and implementation (including individual performance objectives that relate to achievement of the Company's or any business unit's strategic plan); (xxiii) improvement in workforce diversity, and (xxiv) any other similar criteria. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as "extraordinary" or as discontinued operations in the Company's financial statements.

(c) *Certification.* Prior to the payment of any compensation under an Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code, the Committee shall certify the extent to which any Qualifying Performance Criteria and any other material terms under such

Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Common Stock).

(d) *Discretionary Adjustments Pursuant to Section 162(m).* Notwithstanding satisfaction of any completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award to "covered employees" within the meaning of Section 162(m) of the Code, the number of Shares, Options or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.

(This page intentionally left blank.)

APPENDIX B

SONOSITE, INC.
2005 EMPLOYEE STOCK PURCHASE PLAN

ARTICLE I — GENERAL PLAN ADMINISTRATION

1. Purposes of the Plan.

The purpose of this Plan is to encourage ownership in SonoSite, Inc., a Washington corporation (the "**Company**"), by key personnel whose long-term employment or other service relationship with the Company is considered essential to the Company's continued progress and, thereby, encourage recipients to act in the shareholders' interest and share in the Company's success.

2. Definitions.

As used herein, the following definitions shall apply:

(a) **"Administrator"** means the Board, any Committees or such delegates as shall be administering the Plan in accordance with Article I, Section 4 of the Plan.

(b) **"Applicable Laws"** means the requirements relating to the administration of employee stock purchase plans under U.S. federal and state laws, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Common Stock to the extent provided under the terms of the Company's agreement with such exchange or quotation system and, with respect to ESPP Options subject to the laws of any foreign jurisdiction where ESPP Options are, or will be, granted under the Plan, the laws of such jurisdiction.

(c) **"Board"** means the Board of Directors of the Company.

(d) **"Change in Control"** means any of the following, unless the Administrator provides otherwise:

i. merger or consolidation in which the Company shall not be the surviving entity (or survives only as a subsidiary of another entity whose shareholders did not own all or substantially all of the Common Stock in substantially the same proportions as immediately prior to such transaction),

ii. sale of all or substantially all of the Company's assets to any other person or entity (other than a wholly-owned subsidiary),

iii. the acquisition of beneficial ownership of a controlling interest (including, without limitation, power to vote) the outstanding shares of Common Stock by any person or entity (including a "group" as defined by or under Section 13(d)(3) of the Exchange Act),

iv. dissolution or liquidation of the Company,

v. contested election of Directors, as a result of which or in connection with which the persons who were Directors before such election or their nominees (the "**Incumbent Directors**") cease to constitute a majority of the Board; provided however that if the election, or nomination for election by the Company's shareholders, of any new director was approved by a vote of at least fifty percent (50%) of the Incumbent Directors, such new Director shall be considered as an Incumbent Director, or

vi. other event specified by the Board or a Committee, regardless of whether at the time the ESPP Option is granted or thereafter.

(e) **"Code"** means the United States Internal Revenue Code of 1986, as amended.

(f) **"Committee"** means the Compensation Committee of the Board or a committee of Directors appointed by the Board in accordance with Article I, Section 4 of the Plan.

(g) **"Common Stock"** means the common stock of the Company.

(h) **"Company"** means SonoSite, Inc., a Washington corporation, or its successor.

(i) **"Compensation"** means all earnings reported as wages on Form W-2, including straight time pay, payments for overtime, shift premiums, incentive compensation, incentive payments, bonuses, commissions and other compensation, but excluding any compensation recognized in connection with any Company equity awards.

(j) **"Contributions"** means all amounts credited to the account of a Participant pursuant to Article II of the Plan.

(k) **"Designated Subsidiaries"** means the Subsidiaries which have been designated by the Board from time to time in its sole discretion as a Subsidiary whose employees are eligible to participate in Article II of the Plan.

(l) "**Director**" means a member of the Board.

(m) **"Employee"** means any person, including an Officer, who is treated as an employee of the Company for payroll tax purposes and who is customarily employed for at least twenty (20) hours per week and more than five (5) months in a calendar year by the Company or one of its Designated Subsidiaries.

(n) "**ESPP Option**" means an option to purchase on each Purchase Date within an Offering Period a number of Shares of the Company's Common Stock determined by dividing an Employee's Contributions accumulated prior to such Purchase Date and retained in the Participant's account as of the Purchase Date by the applicable Purchase Price granted in accordance with the terms of Article II of the Plan.

(o) **"Exchange Act"** means the United States Securities Exchange Act of 1934, as amended.

(p) **"Fair Market Value"** means, unless the Administrator determines otherwise, as of any date, the average of the highest and lowest quoted sales prices for such Common Stock as of such date (or if no sales were reported on such date, the average on the last preceding day on which a sale was made), as reported in such source as the Administrator shall determine.

(q) **"Nasdaq"** means the Nasdaq National Market.

(r) **"Offering Date"** means the first Trading Day of each Offering Period under Article II of the Plan, except that in the case of an individual who becomes an eligible Employee after the first Trading Day of an Offering Period but prior to the first day of the fourth month of such Offering Period, the term "**Offering Date**" with respect to such individual means the first Trading Day of the fourth month of such Offering Period.

(s) **"Offering Period"** means a period, established for purposes of Article II of the Plan, of six (6) months' duration except for Offering Periods which are of shorter duration as a result of a Participant's applicable Offering Date with respect to such Offering Period being an interim Offering Date as provided in Article I, Section (r) or with respect to the first Offering Period under the Plan. The duration and timing of Offering Periods may be changed pursuant to Article I, Section 7 and Article II, Section 2 of the Plan, provided that no Offering Period shall exceed a period of twenty-seven (27) months.

(t) **"Participant"** means any person (including any estate) to whom an ESPP Option has been granted (or transferred as permitted) under Article II of the Plan.

(u) **"Plan"** means this 2005 Employee Stock Purchase Plan.

(v) **"Purchase Date"** means the last Trading Day of each Offering Period under Article II of the Plan.

(w) **"Purchase Price"** means with respect to a Purchase Period an amount equal to 85% (unless such percentage is changed pursuant to Article I, Section 7) of the Fair Market Value of a Share of

Common Stock on the applicable Offering Date or on the Purchase Date, whichever is lower; provided, however, that in the event (i) of any increase in the number of Shares available for issuance under Article II of the Plan as a result of a shareholder-approved amendment to the Plan, (ii) all or a portion of such additional Shares are to be issued with respect to one or more Offering Periods that are underway at the time of such increase ("**Additional Shares**"), and (iii) the Fair Market Value of a Share of Common Stock on the date of such increase (the "**Approval Date Fair Market Value**") is higher than the Fair Market Value on the Offering Date for any such Offering Period, then in such instance the Purchase Price with respect to Additional Shares shall be 85% (unless such percentage is changed pursuant to Article I, Section 7) of the Approval Date Fair Market Value or the Fair Market Value of a Share of Common Stock on the Purchase Date, whichever is lower.

(x) **"Share"** means a share of the Common Stock, as adjusted in accordance with Article I, Section 6 of the Plan.

(y) **"Subscription Agreement"** means an agreement entered into between a Participant and the Company under Article II, Section 4 of the Plan.

(z) **"Trading Day"** means a day on which the U.S. national stock exchanges and the Nasdaq National Market System are open for trading.

3. Stock Subject to the Plan.

Subject to the provisions of Article I, Section 6 of the Plan, the aggregate number of Shares that may be issued pursuant to ESPP Options granted under Article II of the Plan is 1,000,000 Shares (the "**ESPP Pool**"). Shares subject to ESPP Options that are cancelled, expire or are forfeited shall be available for re-grant under the Plan.

4. Administration of the Plan.

(a) *Procedures; Administrative Bodies.* The Plan shall be administered by the Board, a Committee and/or their delegates. In addition, the Plan will be administered in a manner that complies with any applicable Nasdaq or stock exchange listing requirements. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.

(b) *Powers of the Administrator.* Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:

i. to correct administrative errors;

ii. to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and ESPP Options granted pursuant to the Plan;

iii. to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;

iv. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;

v. to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Shares issued as a result of or under an ESPP Option, including without limitation, (A) restrictions under an insider trading policy and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers; and

vi. to make all other determinations deemed necessary or advisable for administering the Plan and any ESPP Option granted hereunder.

(c) *Effect of Administrator's Decision.* All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any ESPP Option granted hereunder, shall be final and binding on all Participants and on all other persons. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.

5. Term of Plan.

The Plan shall become effective upon its approval by shareholders of the Company. It shall continue in effect for a term of twenty (20) years from the later of the date the Plan or any amendment to add shares to the Plan is approved by shareholders of the Company unless terminated earlier under Article I, Section 7 of the Plan.

6. Adjustments upon Changes in Capitalization.

(a) Subject to any required action by the shareholders of the Company, (i) the number and kind of Shares covered by each ESPP Option, (ii) the price per Share subject to each such ESPP Option and (iii) the Share limitation set forth in Article II, Section 5(c) of the Plan (including any amendment by the Administrator to the limitation set forth in Section 5(c) of the Plan), shall be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an ESPP Option.

(b) In the event of a dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such action, unless otherwise provided by the Administrator. In the event of a Change in Control, each ESPP Option outstanding under the Plan shall be assumed or an equivalent option shall be substituted by the successor corporation or a parent or Subsidiary of such successor corporation. In the event that the successor corporation refuses to assume or substitute equivalent options for ESPP Options outstanding under the Plan, each Offering Period then in progress shall be shortened and a new Purchase Date shall be set (the "New Purchase Date"), as of which date any Offering Period then in progress will terminate. The New Purchase Date shall be on or before the date of consummation of the Change in Control and the Administrator shall notify each Participant in writing, at least ten (10) days prior to the New Purchase Date, that the Purchase Date for his or her ESPP Option has been changed to the New Purchase Date and that his or her ESPP Option will be exercised automatically on the New Purchase Date, unless prior to such date he or she has withdrawn from the Offering Period as provided in Article II, Section 9.

7. Amendment and Termination of the Plan.

(a) *Amendment and Termination.* The Administrator may amend, alter or discontinue the Plan or any Subscription Agreement, but any such amendment shall be subject to approval of the shareholders of the Company in the manner and to the extent required by Applicable Law. In addition, without limiting the foregoing, unless approved by the shareholders of the Company, no such amendment shall be made that would:

i. materially increase the maximum number of Shares for which ESPP Options may be granted under the Plan, other than an increase pursuant to Article I, Section 6; and

ii. change the class of persons eligible to receive ESPP Options under the Plan.

(b) *Effect of Amendment or Termination.* No amendment, suspension or termination of the Plan shall impair the rights of any ESPP Option, unless mutually agreed otherwise between the Participant, as applicable, and the Administrator, which agreement must be in writing and signed by the Participant, as applicable, and the Company and must comply with Code Section 423; provided however that notwithstanding anything to the contrary in this Section, the Administrator shall be permitted to terminate, amend and change the rights provided under Article II including to outstanding ESPP Options pursuant to subsection (c) below.

(c) *Administrative Authority to Amend or Terminate the Plan.* An Offering Period or the Plan may be terminated by the Administrator on a Purchase Date or by the Administrator's setting a new Purchase Date with respect to an Offering Period then in progress if the Administrator determines that termination of the Plan and/or the Offering Period is in the best interests of the Company and its shareholders, or if continuation of the Plan and/or the Offering Period would cause the Company to incur accounting charges in connection with the Plan that the Administrator determines to be contrary to the best interests of the Company and its shareholders. Without shareholder consent and without regard to whether any Participant rights may be considered to have been adversely affected, the Administrator or a committee shall be entitled to change the Offering Periods (including the duration and timing of Offering Periods), limit the frequency and/or number of changes in the amount of Contributions withheld from a Participant's Compensation during an Offering Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in excess of the amount designated by a Participant in order to adjust for delays or mistakes in the Company's processing of properly completed withholding elections, with respect to future Offering Periods decrease the amount of the discount from the Fair Market Value of a Share for purposes of establishing the Purchase Price for an Offering Period, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Common Stock for each Participant properly correspond with amounts withheld from the Participant's Compensation, and establish such other limitations or procedures as the Administrator determines in its sole discretion advisable which are consistent with the Plan.

(d) *Effect of the Plan on Other Arrangements.* Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The value of ESPP Options granted pursuant to the Plan will not be included as compensation, earnings, salaries or other similar terms used when calculating a Participant's benefits under any employee benefit plan sponsored by the Company or any Subsidiary except as such plan otherwise expressly provides.

8. Designation of Beneficiary.

(a) A Participant may file a written designation of a beneficiary who is to receive any Shares and cash, if any, from the Participant's account under Article II of the Plan in the event of such Participant's death subsequent to the end of a Purchase Period but prior to delivery to him or her of such Shares and cash. As an alternative, Participant may include his or her ESPP Options in an omnibus beneficiary designation for all benefits under the Plan. In addition, a Participant may file a written designation of a beneficiary who is to receive any cash from the Participant's account under the Plan in the event of such Participant's death prior to the Purchase Date of an Offering Period. To the extent that a Participant has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any ESPP Option hereunder until changed by the Participant to the extent enforceable under Applicable Law.

(b) Such designation of beneficiary may be changed by the Participant at any time by written notice. In the event of the death of a Participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Participant's death, the Company shall allow the executor or administrator of the estate of the Participant to exercise the ESPP Option or the Company shall deliver such Shares and/or cash to the executor or the estate of the Participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Participant to exercise the ESPP Option to the extent permissible under Applicable Law or the Company, in its discretion, may deliver such Shares and/or cash to the spouse or to any one or more dependents or relatives of the Participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

9. No Right to Employment.

No person shall have any claim or right to be granted an ESPP Option and the grant of any ESPP Option shall not be construed as giving a Participant the right to continue in the employ of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee or Participant at any time without liability or any claim under the Plan, except as provided herein or in any Subscription Agreement entered into hereunder.

10. Legal Compliance.

Shares shall not be issued pursuant to the Plan unless such issuance and the delivery of such Shares shall comply with Applicable Laws and such compliance shall be further subject to the approval of counsel for the Company with respect to such compliance.

11. Inability to Obtain Authority.

To the extent the Company is unable to or the Administrator deems it infeasible to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, the Company shall be relieved of any liability with respect to the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

12. Reservation of Shares.

The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

13. Notice.

Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.

14. Governing Law; Interpretation of Plan and ESPP Options.

(a) This Plan and all determinations made and actions taken pursuant hereto shall be governed by the substantive laws, but not the choice of law rules, of the state of Washington.

(b) In the event that any provision of the Plan or ESPP Option granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or ESPP Option shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(c) The section headings used in this Plan are solely for convenience of reference, do not constitute a part of the Plan, and shall not shall affect its meaning, construction or effect.

(d) The terms of the Plan and any ESPP Option shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.

(e) All questions arising under the Plan or any ESPP Option shall be decided by the Administrator in its total and absolute discretion. In the event the Participant believes that a decision by the Administrator with respect to such person was arbitrary or capricious, the Participant may request arbitration with respect to such decision. The review by the arbitrator shall be limited to determining whether the Administrator's decision was arbitrary or capricious. This arbitration shall be the sole and exclusive review permitted of the Administrator's decision, and the Participant shall as a condition to the receipt of an ESPP Option be deemed to explicitly waive any right to judicial review.

(f) Notice of demand for arbitration shall be made in writing to the Administrator within thirty (30) days after the applicable decision by the Administrator. The arbitrator shall be selected from amongst those members of the Board who are neither Administrators nor Employees. If there are no such members of the Board, the arbitrator shall be selected by the Board. The arbitrator shall be an individual who is an attorney licensed to practice law in the State of Washington. Such arbitrator shall be neutral within the meaning of the Commercial Rules of Dispute Resolution of the American Arbitration Association; provided, however, that the arbitration shall not be administered by the American Arbitration Association. Any challenge to the neutrality of the arbitrator shall be resolved by the arbitrator whose decision shall be final and conclusive. The arbitration shall be administered and conducted by the arbitrator pursuant to the Commercial Rules of Dispute Resolution of the American Arbitration Association. The decision of the arbitrator on the issue(s) presented for arbitration shall be final and conclusive and may be enforced in any court of competent jurisdiction.

15. Limitation on Liability.

The Company and any affiliate which is in existence or hereafter comes into existence shall not be liable to an Employee or any other persons as to:

(a) *The Non-Issuance of Shares.* The non-issuance or sale of Shares as to which the Company has been unable to obtain from any regulatory body having jurisdiction the authority deemed by the Company's counsel to be necessary to the lawful issuance and sale of any shares hereunder; and

(b) *Tax Consequences.* Any tax consequence realized by any Employee or other person due to the receipt, exercise or settlement of any ESPP Option.

16. Unfunded Plan.

Insofar as it provides for ESPP Options, the Plan shall be unfunded. Any liability of the Company to any Participant with respect to an ESPP Option shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.

ARTICLE II — ESPP OPTIONS

1. General.

This Article II provides Employees with the right to purchase Shares, through payroll deductions, in a manner designed to comply with Code Section 423.

2. Offering Periods.

Article II of the Plan shall be implemented by a series of Offering Periods of approximately six (6) months' duration, with new Offering Periods commencing on or about May 1 and November 1 of each year and ending, respectively, on the next following October 31 and April 30 (or at such other time or times as may be determined by the Administrator); provided however that the first Offering Period under the Plan shall commence following shareholder approval of the Plan on such date as is specified by the Administrator and shall end on October 31, 2005. Offering Periods shall occur on a continuing, successive basis until the Plan or an Offering Period is terminated in accordance with Article I, Sections 5 or 7, as applicable. Notwithstanding the above, the Administrator shall have the power to change the timing, duration and/or the frequency of Offering Periods with respect to future Offering Periods if such change is announced at least five (5) days prior to the scheduled beginning of the first Offering Period to be affected.

3. Eligibility.

Any individual who is an Employee as of an applicable Offering Date shall be eligible to participate in such Offering Period, subject to the requirements of Article II, Section 4 and to the limitations imposed by the Plan and Code Section 423(b).

4. Participation; Subscription Agreement.

(a) *Offering Periods.* An Employee who is eligible to participate in the Plan under Article II, Section 3 above may become a Participant by (i) submitting to the Company's payroll office (or its designee), on or before a date prescribed by the Administrator prior to an applicable Offering Date, a properly completed Subscription Agreement authorizing payroll deductions in the form provided by the Administrator for such purpose, or (ii) following an electronic or other enrollment procedure prescribed by the Administrator.

(b) *Requirements as to Subscription Agreement and Participation.*

i. A Participant's Subscription Agreement shall set forth the percentage of the Participant's Compensation to be paid as Contributions pursuant to the Plan, which percentage shall be a whole percentage and shall be not less than one percent (1%) and not more than fifteen percent (15%) (or such other maximum percentage as the Administrator may establish from time to time before an Offering Period) of such Participant's Compensation on each payday during the Offering Period.

ii. A Participant's subscription shall be effective for the Offering Period with respect to which it is filed, and also shall be automatically effective for each successive Offering Period that commences after the end of the Offering Period for which it is filed, unless the Participant changes his or her Contribution rate for the next Offering Period by following the procedures set forth in Article II, Section 4(b)(iii) below, withdraws from the Plan in accordance with Article II, Section 9, or is otherwise ineligible to participate in the next Offering Period.

iii. A Participant may decrease his or her rate of Contributions to zero percent (0%) during an ongoing Offering Period (and remain at that rate through the Purchase Date for the Offering Period, unless he or she otherwise withdraws in the manner specified in Section 9 below) but otherwise may not increase or decrease his or her rate of Contributions during an Offering Period. In addition, a Participant may discontinue his or her participation in the Plan as provided in Article II, Section 9 at any time prior to a Purchase Date. In addition, subject to Article II, Section 4(a) above, a Participant may change his or her rate of Contributions under the Plan with respect to the next Offering Period by filing a new Subscription Agreement with the Company on or prior to the tenth (10th) business day prior to the first day of such next Offering Period (or by such other date as is specified by the Administrator) or by following an electronic or other procedure designated by the Administrator, in each case specifying the new Contribution rate that shall apply with respect to such Offering Period. Such change in Contribution rate will be effective as of the first payroll period following commencement of the next Offering Period.

5. Grant of Option; Limitations.

(a) *Grant of Option.* Subject to the limitations in subsections (c), (d) and (e) of this Section 5 and Section 10 of Article II, on the Offering Date of each Offering Period, each eligible Employee participating in such Offering Period shall be granted an ESPP Option.

(b) *Acceptance of ESPP Option Grant.* An Employee may accept the grant of such ESPP Option by electing to participate in the Plan in accordance with the requirements of Article II, Section 4(a). Exercise of the ESPP Option shall occur as provided in Article II, Section 7 below.

(c) *Limit on Number of Shares Purchased.* Notwithstanding the above, the maximum number of Shares an Employee may purchase during each Offering Period shall be 1,000 Shares subject to adjustment pursuant to Article I, Section 6. In addition to the limits on an Employee's participation in the Plan set forth herein, the Administrator in its sole discretion may establish new or change existing limits on the number of Shares an Employee may elect to purchase with respect to any Offering Period if such limit is announced at least ten (10) days prior to the scheduled beginning of the first Offering Period to be affected.

(d) *Limit on Value of Shares Purchased.* Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an ESPP Option under the Plan if such ESPP Option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate which exceeds twenty-five thousand dollars ($25,000) of the Fair Market Value of such stock (determined at the time such ESPP Option is granted) for each calendar year in which such ESPP Option is outstanding at any time.

(e) *5% Owner Limit.* Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an ESPP Option under the Plan if, immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or of any Subsidiary.

6. Method of Payment for Purchase of Shares.

Article II of this Plan shall be operated as a payroll deduction plan. All payroll deductions made by a Participant shall be credited to his or her account under Article II of the Plan. A Participant may not make any additional payments into such account other than through the payroll deduction feature of Article II the Plan.

(a) *Limitation on Payroll Deductions.* Notwithstanding the foregoing, to the extent necessary to comply with Section 423(b)(8) of the Code and the limitations of Article II, Section 5, a Participant's payroll deductions may be decreased by the Company to zero percent (0%) at any time during an Offering Period. Payroll deductions shall re-commence at the rate provided in such Participant's Subscription Agreement at the beginning of the next Offering Period or, in the case of the limitation of Article II, Section 5(d), the first Offering Period which is scheduled to end in the following calendar year, unless the Participant withdraws in accordance with Article II, Section 9, or is otherwise ineligible to participate in such Offering Period.

(b) *Tax Withholding.* At the time an ESPP Option is exercised, in whole or in part, or at the time some or all of the Company's Common Stock issued under Article II of the Plan is disposed of, the Participant must make adequate provision for the Company's federal, state, or other tax withholding obligations, if any, which arise upon the exercise of the ESPP Option or the disposition of the Common Stock. At any time, the Company may, but shall not be obligated to, withhold from the Participant's compensation the amount necessary for the Company to meet applicable withholding obligations, including any withholding required to make available to the Company any tax deductions or benefits attributable to sale or early disposition of Common Stock by the Participant.

(c) *Interest.* No interest shall accrue on the Contributions of a Participant in the Plan.

7. Exercise of Option.

(a) During his or her lifetime, a Participant's ESPP Option to purchase Shares hereunder is exercisable only by him or her.

(b) Unless a Participant withdraws from the Plan as provided in Article II, Section 9, his or her ESPP Option for the purchase of Shares will be exercised automatically on the Purchase Date of an Offering Period, and unless otherwise limited by Section 5 or Section 10 of Article II, the maximum number of full Shares subject to the ESPP Option will be purchased at the applicable Purchase Price with the accumulated Contributions in the Participant's account.

(c) No fractional Shares shall be purchased. Any payroll deductions accumulated in a Participant's account which are not sufficient to purchase a full Share shall be retained in the Participant's account for the subsequent Offering Period, subject to earlier withdrawal by the Participant as provided in Article II, Section 9 below. Any other amounts left over in a Participant's account after a Purchase Date shall be returned to the Participant.

8. Delivery.

The Shares purchased upon exercise of an ESPP Option hereunder shall be deemed to be transferred to the Participant as soon as administratively practicable on or following the Purchase Date. As promptly as administratively practicable after each Purchase Date of each Offering Period, the Company shall arrange the delivery to each Participant, as appropriate, a certificate representing the Shares purchased upon exercise of his or her ESPP Option. Notwithstanding the foregoing, the Administrator may require that all Shares purchased under Article II of the Plan be held in an account (the Participant's "**ESPP Stock Account**") established in the name of the Participant (or in the name of the Participant and his or her spouse, as designated by the Participant on his or her subscription agreement), subject to such rules as determined by the Administrator and uniformly applied to all Participants, including designation of a brokerage or other financial services firm (an "**ESPP Broker**") to hold such Shares for the Participant's ESPP Stock Account with registration of such Shares in the name of such ESPP Broker for the benefit of the Participant (or for the benefit of the Participant and his or her spouse, as designated by the Participant on his or her subscription agreement).

9. Withdrawal from Plan.

(a) *Withdrawal not in connection with Interruption or Termination of Continuous Service Status.*

i. A Participant may withdraw all but not less than all the Contributions credited to his or her account under the Plan at any time prior to a Purchase Date by giving written notice to the Company. All of the Participant's Contributions credited to his or her account will be paid to him or her promptly after receipt of his or her notice of withdrawal and his or her ESPP Option for the current period will be automatically terminated, and no further Contributions for the purchase of Shares will be made during the Offering Period.

ii. A Participant's withdrawal from an Offering Period will not have any effect upon his or her eligibility to participate in a succeeding Offering Period or in any similar plan which may hereafter be adopted by the Company.

(b) *Withdrawal in connection with Interruption or Termination of Continuous Service Status.* In the event an Employee fails to remain in Continuous Service Status during the Offering Period in which he or she is participating, he or she will be deemed to have elected to withdraw from the Plan and any ESPP Option he or she holds to purchase Shares under the Plan terminated. Upon termination of a Participant's Continuous Service Status prior to the Purchase Date of an Offering Period for any reason, including death or retirement, the Contributions credited to his or her account will be returned to him or her or, in the case of his or her death, to the person or persons entitled thereto under Article I, Section 8.

10. Stock

If the Administrator determines that, on a given Purchase Date, the number of Shares with respect to which ESPP Options are to be exercised may exceed (i) the number of Shares that were available for sale under the Plan on the Offering Date of the applicable Offering Period, or (ii) the number of Shares available for sale under the Plan on such Purchase Date, the Administrator may in its sole discretion provide (x) that the Company shall make a pro rata allocation of the Shares available for purchase on such Offering Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising ESPP Options to purchase Common Stock on such Purchase Date, and continue all Offering Periods then in effect, or (y) that the Company shall make a pro rata allocation of the Shares available for purchase on such Offering Date or Purchase Date, as applicable, in as uniform a manner as shall be practicable and as it shall determine in its sole discretion to be equitable among all Participants exercising ESPP Options to purchase Common Stock on such Purchase Date, and terminate any or all Offering Periods then in effect pursuant to Article I, Section 7. The Company may make pro rata allocation of the Shares available on the Offering Date of any applicable Offering Period pursuant to the preceding sentence, notwithstanding any authorization of additional Shares for issuance under the Plan by the Company's shareholders subsequent to such Offering Date.

(This page intentionally left blank.)

APPENDIX C

SonoSite, Inc.
Charter of the Audit Committee of the Board of Directors
Effective Date October 21, 2002; amended February 11, 2004 and March 8, 2005

I. Audit Committee Purpose

The Audit Committee (the "Committee") shall assist the Board of Directors (the "Board") of SonoSite, Inc. (the "Company") in fulfilling its oversight of:

- The quality and integrity of the Company's financial statements.
- The qualifications, independence and performance of the Company's independent auditors and internal audit function.
- The Company's compliance with legal and regulatory requirements.

The Committee shall have the ultimate authority and responsibility to select, evaluate and, where appropriate, replace the independent auditor. The Committee shall also have all authority necessary to fulfill the duties and responsibilities assigned to the Committee in the Charter or otherwise assigned to it by the Board.

As the Committee deems necessary, it may retain and oversee independent counsel and other advisors and cause the Company to provide funding as the Committee shall determine to be appropriate in carrying out its duties.

II. Audit Committee Composition and Meetings

The Committee shall consist of three or more members of the Board who shall be appointed by the Board and shall serve until their successors are duly appointed and qualified. The Board shall have the power at any time to change the membership of and fill vacancies on the Committee, subject to such new member(s) satisfying the membership requirements below. The Board shall designate the chairperson of the Committee.

No member of the Committee shall serve on more than two other audit committees of publicly traded companies, unless the Board determines that such simultaneous service would not impair the ability of such director to effectively serve on this Committee.

Each Committee member shall be "independent", as that term is defined in Section 10A(m) of the Securities Exchange Act of 1934, and the applicable rules and regulations of the SEC, and shall meet the independence and financial literacy requirements of the Nasdaq Stock Market. All members of the Committee shall have a basic understanding of finance and accounting and be able to read and understand fundamental financial statements. At least one member of the Committee shall be a "financial expert" in accordance with such regulations as may be applicable to the Company from time to time.

The Committee shall meet at least once every fiscal quarter and may hold such other meetings as are necessary or appropriate in order for the Committee to fulfill its responsibilities. In the absence of a chairperson, the members of the Committee may appoint from among their number a person to preside at their meetings. The majority of the members of the Committee shall constitute a quorum.

The Committee shall meet at least quarterly in separate executive sessions with management and the independent auditor to discuss matters that the Committee or the other groups believe warrant Committee attention.

Members of the Committee may participate in a meeting of the Committee by means of conference call or similar communications arrangements by means of which all persons participating in the meetings can hear each other.

III. Audit Committee Responsibilities and Duties

Independent Auditors

1) The appointment and termination (subject, if applicable, to shareholder ratification), compensation, evaluation and oversight of the independent auditor employed by the Company for the purpose of preparing or issuing an audit report. The independent auditor will report directly to the Audit Committee and shall be ultimately accountable to the Committee and to the Board, as representatives of the stockholders of the Company. The Committee will be responsible for the resolution of any disagreements between management and the independent auditor regarding accounting and financial reporting matters.

2) Pre-approve the retention of the independent auditor for all audit, review or attest engagements and all non-audit services as the independent auditor is permitted to provide the Company and approve fees for such services. Any member of the Committee may pre-approve additional proposed audit and non-audit services and fees that arise between Audit Committee meetings, provided, that the decision to pre-approve the service is presented at the next scheduled Committee meeting. In considering whether to pre-approve any non-audit services, the Committee shall consider whether the provision of such services is compatible with maintaining the independence of the auditor.

3) At least annually, obtain and review a report by the independent auditor describing the firm's internal quality control procedures, any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, relating to one or more audits carried out by the firm and any steps taken to deal with any such issues.

4) Review the letter and written disclosures from the independent auditor consistent with the Independence Standards Board Standard No. 1, including a formal written statement by the independent auditor delineating all relationships between the auditor and the Company. Discuss such reports with the auditor with respect to the auditor's independence and any disclosed relationships or services that may impact the objectivity and independence of the auditor and, if so determined by the Committee in response to such reports, take appropriate action to address issues raised by such evaluation.

5) Discuss with the independent auditors the matters required to be discussed by Statement on Auditing Standards 61, as it may be modified or supplemented, relating to the conduct of the audit. Items included in this discussion include:

    - The auditors' responsibility under the standards of the Public Company Accounting Oversight Board (U.S.);
    - Significant accounting policies;
    - Management judgments and accounting estimates;
    - Audit adjustments;
    - The quality of accounting policies and alternative treatments;
    - Other information in documents containing audited financial statements;
    - Disagreements with management;
    - Consultation with other accountants by management;
    - Major issues discussed with management prior to retention; and
    - Difficulties encountered in performing the audit.

6) Present the Committee's conclusions regarding the performance, qualifications and independence of the independent auditor, including a review and evaluation of the lead partner, to the full Board.

Financial Statements and Disclosure

7) Prior to filing any periodic report, meet with management and the independent auditor to review and discuss the annual audited financial statements and quarterly financial statements, including the Company's disclosures under "Management's Discussion and Analysis of Financial Condition and Result's of Operations" and the results of the independent auditor's review and to discuss any off-balance sheet structures and significant issues encountered in the course of audit work, including any restrictions on the scope of activities, access to required information or the adequacy of internal controls.

8) Regularly review with the independent auditor any audit problems or difficulties and management's responses, including adjustments noted or proposed by the independent auditor but not taken (as immaterial or otherwise) by management and any management or internal control letters issued or proposed to be issued by the auditor.

9) Based on its review and discussions, the Committee shall recommend to the Board whether the annual audited financial statements should be included in the Company's Annual Report on Form 10-K.

10) Review earnings press releases in advance including a review of financial information and earnings guidance.

Periodic Assessment of Accounting Principles and Internal Control

11) Review and discuss reports from the independent auditors regarding (a) all critical accounting policies and practices to be used, (b) all alternative accounting treatments of financial information permitted within GAAP for policies and practices related to material items that have been discussed with management, including the ramifications of using such alternative treatments and disclosures and the treatment preferred by the independent auditors; (c) any significant changes in the Company's accounting policies and practices and (d) any accounting and financial reporting proposals that may have a significant effect on the Company's financial reports.

12) Review changes in promulgated accounting and auditing standards that may materially affect the Company's financial reporting practices.

13) Review and discuss with management and the independent auditor management's internal control report prepared in accordance with rules promulgated by the SEC pursuant to Section 404 of the Sarbanes-Oxley Act. Review any report issued by the Company's independent auditor regarding management's assessment of the Company's internal control.

Regulatory and Legal Compliance

14) At least annually, review with the Company's senior regulatory official, any regulatory matters that could have a material impact on the financial statements or the compliance with applicable laws and regulations of the Company and its subsidiaries, and any material inquiries received from regulators or governmental agencies.

15) At least annually, review with the Company's general counsel, any legal matters that may have a material impact on the financial statements or the compliance with applicable laws and regulations of the Company and its subsidiaries, and any material inquiries received from regulators or governmental agencies.

Reporting and Evaluation

16) Approve the report required by the rules of the SEC to be included in the Company's annual proxy statement.

17) Provide minutes of the Committee meetings to the Board and report to the Board with respect to (1) the quality or integrity of the Company's financial statements, (2) the performance and independence of the Company's independent auditor and (3) the Company's compliance with legal and regulatory requirements.

18) Review and re-assess the adequacy of this Charter at least annually and recommend any proposed changes to the Board for approval.

19) Periodically perform a self-assessment of the Committee's performance and make applicable recommendations.

Complaint Procedures

20) Establish and maintain procedures for:

    (a) The receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

    (b) The confidential, anonymous submission by Company employees of concerns regarding questionable accounting or auditing matters.

Related-Party transactions

21) Review and approve, prior to execution, all related-party transactions, including transactions between the Company and its officers or directors or affiliates of officers or directors.

Information Technology

22) Review the scope of significant information technology projects.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 10-K

FOR ANNUAL AND TRANSITION REPORTS PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

☒ **Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the fiscal year ended December 31, 2004

OR

☐ **Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**

For the transition period from ___________ to ___________.

Commission file no. 0-23791

SONOSITE, INC.

(Exact name of registrant as specified in its charter)

Washington	**91-1405022**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

21919 30th Drive S.E.
Bothell, WA 98021-3904
(425) 951-1200
(Address and telephone number of registrant's principal executive offices)

Securities registered pursuant to Section 12(b) of the Act:
None

Securities registered pursuant to Section 12(g) of the Act:
Common stock, $0.01 par value

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2). Yes ☒ No ☐

The aggregate market value of the voting stock held by nonaffiliates of the registrant, based on the closing sale price of the registrant's Common Stock on June 30, 2004 as reported on the Nasdaq National Market, was $271,375,888.

As of February 28, 2005, there were 15,375,181 shares of the registrant's Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement relating to the annual meeting of shareholders to be held in 2005, which definitive proxy statement shall be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

(This page intentionally left blank.)

SONOSITE, INC.

ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

Trademarks

SonoSite®, the stylized SonoSite logo, iLook®, SonoHeart®, SonoKnowledge®, SiteStand®, SitePack® and SiteCharge® are all registered trademarks of SonoSite, Inc. TITAN™, 180PLUS™, SonoCalc™, OnSite™ and The Imaging Physical™ are trademarks of SonoSite, Inc. All other brand names, trademarks or service marks referred to in this report are the property of their owners.

PART I

Our disclosure and analysis in this report and in our 2004 Annual Report to shareholders, of which this report is a part, contain forward-looking statements. Forward-looking statements provide our current expectations or forecasts of future events. Forward-looking statements in this report include, without limitation:

- information concerning possible or assumed future results of operations, trends in financial results and business plans, including those relating to earnings growth and revenue growth;
- statements about the level of our costs and operating expenses relative to our revenues, and about the expected composition of our revenues;
- statements about our future capital requirements and the sufficiency of our cash, cash equivalents, investments and available bank borrowings to meet these requirements;
- other statements about our plans, objectives, expectations and intentions; and
- other statements that are not historical facts.

Words such as "believe," "anticipate," "expect" and "intend" may identify forward-looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties, and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. You should not unduly rely on these forward-looking statements, which speak only as of the date of this report.

We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. You are advised, however, to consult any further disclosures we make on related subjects in our future quarterly reports on Form 10-Q, current reports on Form 8-K and annual reports on Form 10-K. Also note that we provide a cautionary discussion of risks, uncertainties and possibly inaccurate assumptions relevant to our business under the caption "Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price" in this report. These are risks that could cause our actual results to differ materially from those anticipated in our forward-looking statements or from our expected or historical results. Other factors besides the risks, uncertainties and possibly inaccurate assumptions described in this report could also affect actual results.

ITEM 1. BUSINESS

Overview

We are the world leader in hand-carried ultrasound ("HCU"). We specialize in the development of hand-carried ultrasound systems for use across medical specialties and in a range of settings. Our proprietary technologies have enabled us to design hand-carried diagnostic ultrasound systems that combine all-digital, high-resolution imaging with advanced features and capabilities typically found on cart-based ultrasound systems. We believe that the performance, mobility, durability, ease of use and cost-effectiveness of our products are expanding existing diagnostic ultrasound markets and are opening new markets by bringing ultrasound out of the imaging center to other clinical settings and to the point-of-care such as the patient's bedside or the physician's examining table.

The size, weight, cost and complexity of cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. By providing cost effective high performance ultrasound at the point-of-care, our systems can eliminate delays associated with the referral process and enable medical professionals to use ultrasound more conveniently in a wider variety of clinical settings. This increased accessibility is changing clinical practice, improving patient care and has the potential to reduce cost through earlier and more rapid diagnosis of diseases and conditions.

Our products are used for imaging in medical specialties, such as radiology, cardiology, obstetrics and gynecology, emergency medicine, surgery, critical care, internal medicine and vascular medicine. In addition, the U.S. Military has successfully deployed our systems in both traditional hospital settings and into field hospitals and forward surgical teams. We began shipping our first products in September 1999 and today have an installed base of approximately 20,000 systems worldwide.

Our first generation of products includes the 180 and iLook® series. The SonoSite 180PLUS™ system is designed for general ultrasound imaging and the SonoHeart® ELITE is specifically configured for cardiovascular applications. The iLook 25 imaging tool is designed to provide visual guidance for physicians and nurses while performing vascular access procedures and the iLook 15 imaging tool is designed to provide imaging of the chest and abdomen. Our second generation product, the TITAN™ system, began shipping in June 2003. This high performance system has both general imaging and cardiology capabilities. We have announced that we will introduce a product based on our third generation technology in the first half of 2005.

We were formerly a division of ATL Ultrasound, Inc., or ATL. On April 6, 1998, we were spun-off as an independent, publicly owned Washington corporation. ATL retained no ownership in us following the spin-off. We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

Medical Ultrasound Imaging

Ultrasound uses low power, high frequency sound waves to provide noninvasive, real-time images of the body's soft tissue, organs and blood flow. Ultrasound can be cost effective by eliminating the need for more time intensive, invasive and expensive procedures and allowing for earlier diagnosis of diseases and conditions. To generate an ultrasound image, a clinician places the transducer on the skin or in a body cavity near the targeted area of interest. Tissues and bodily fluids reflect the sound waves emitted by the transducer, which also receives these reflections. Based on these reflections, the ultrasound system's beamformer measures and organizes the sound waves and produces an image for visual examination, using digital or analog signal processing or a combination of the two. Broadband digital signal processing technology, such as that used by our products, allows an ultrasound system to obtain and process greater amounts of information. Accordingly, digital ultrasound systems produce higher resolution images than analog and hybrid analog/digital ultrasound machines.

Standard ultrasound imaging produces a two-dimensional image that physicians use to diagnose and monitor disease states and conditions by analyzing the relative shading and texture of tissues and organs. This is known as grayscale imaging or two-dimensional imaging. Color Doppler technology expands standard ultrasound imaging by generating a colorized image showing the presence, direction and velocity of blood flow through the body, including the chambers and valves of the heart.

Our Markets

According to a study published by Klein Biomedical Consultants, Inc. ("Klein"), the worldwide ultrasound market in 2003 was approximately $3.5 billion. Radiology or general imaging is the largest clinical segment and accounts for approximately 40% of this market. Cardiology and obstetrics/gynecology account for approximately 25% and 20%, respectively. Vascular medicine and other applications account for the remaining 15%. The U.S. market represents approximately 35% of the total $3.5 billion worldwide market. Another important clinical segment within the international market is the shared services market, which is comprised of systems configured to perform both radiology and cardiology examinations. Based on industry analyst reports, we estimate that this market accounts for approximately 20% of the international market, or an estimated $460 million. We believe that lower cost, high-performance hand-carried systems, such as ours, will increasingly be used to replace higher-priced cart-based ultrasound systems for existing users as well as to accelerate the proliferation of ultrasound to new users.

In 2003, for the first time, industry analysts began to separately track the market for HCU. According to the 2003 estimates from Klein and Frost & Sullivan, SonoSite is recognized as the leader of the HCU market that is considered to be the fastest growing segment of the worldwide ultrasound market. HCU products are defined as approximately laptop-sized systems weighing 15 pounds or less. Worldwide sales of HCU products have grown from approximately $10 million in 1999, when SonoSite began shipping the first HCU products, to estimated sales of $195 million in 2004 with sales approximately evenly divided between U.S. and international markets, according to Klein. Although some of the growth in HCU will come at the expense of cart-based systems, we believe the majority of the growth will come from new clinical applications and new users of ultrasound due to the mobility and ease-of-use of HCU products. HCU is making possible new clinical uses of ultrasound in settings such as the physician's office, the emergency room and the surgical suite where the size, weight and complexity of cart-based systems make them difficult to use.

We see our future growth as being derived from three major sets of markets that we characterize as traditional, emerging and cardiovascular disease management. The traditional diagnostic markets are the primary markets for cart-based ultrasound and include the medical specialists that incorporate extensive use of ultrasound in their practice, i.e. radiologists, cardiologists, OB/Gyn physicians and vascular surgeons. We estimate that sales into traditional markets accounted for the majority of the HCU market in 2004. HCU brings cost and productivity benefits to these traditional markets by "mobilizing" the imaging examination so that it can be performed at the point-of-care rather than bringing the patient to the imaging lab. The emerging markets are those in which ultrasound has not been typically used and includes emergency medicine, surgery and vascular access procedures. We see these emerging markets becoming an increasing proportion of our overall sales. In the emerging markets, HCU offers the benefits of rapid assessment, visual guidance and reduced risk for interventional procedures such as placement of regional anesthesia, biopsy or catheter insertions that are usually performed "blind" using the landmark method of anatomy for guidance. The third category, cardiovascular disease management, is a market that we believe offers great potential for HCU through its ultimate incorporation into the physical examination, something which we refer to as the Imaging Physical™. HCU could offer a low cost and convenient way to help physicians detect cardiovascular disease early, even in those with no clinical symptoms, and monitor treatment. Our SonoCalc™ IMT software is designed for measuring the intima media thickness of the carotid artery, with an increased wall thickness associated with an increased risk of cardiovascular disease. According to the American Heart Association, cardiovascular disease is the leading cause of death in the U.S. and affects an estimated 64 million people in this country alone. Over 290,000 physicians in specialties ranging from family practice to internal medicine to neurology are involved in addressing this disease and could represent a significant additional market opportunity for SonoSite.

Our Strategy

Our goal is to lead in the design, development and commercialization of high-performance, hand-carried ultrasound imaging systems. We plan to increase our share in markets that we currently serve and also seek growth by entering new markets with significant opportunities. Our strategy to achieve our objectives consists of the following key elements:

- **Continue to lead the HCU market by building upon and expanding product and technology leadership.** We believe our products represent the most advanced technology available in hand-carried ultrasound systems. We are committed to continuing to expand this technological advantage by further enhancing our existing products and creating new ones. As of December 31, 2004, we employed over 60 people in research and development. Since our inception, we have introduced two generations of our hand-carried ASIC (application specific integrated circuit) technology, which have improved performance and expanded diagnostic capabilities of our systems. We plan to introduce a product based on our third generation technology in the first half of 2005. This technology will provide a scalable technology platform that will enable future products customized for specific clinical applications that vary by size, cost and performance.

- **Maximize the productivity of our direct sales force.** As of December 31, 2004, we employed over 70 direct sales representatives in the U.S., United Kingdom, France, Germany, Spain, Japan, Australia and Canada. To further enhance the productivity of our direct sales force, we will continue to:

  - invest in training and educating our sales force;

  - utilize inside sales to maximize our installed base and qualify new customer leads; and

  - expand our corporate account relationships.

- **Broaden our sales distribution channels.** We believe that other markets offer opportunity for growth, but will require enhancements to our sales distribution channels. For example, in 2004 we established strategic alliances with Aloka Co. Ltd. for distribution of our TITAN system in Japan and with Boston Scientific Corporation and Nippon Sherwood Medical Industries Ltd. for distribution of our iLook product in the U.S. and Japan, respectively. We intend to enter into new third party distributor arrangements and explore strategic relationships to develop markets within ultrasound or with ultrasound-dependent technologies. We believe that strategic relationships can accelerate market penetration to customers not served by our direct sales force.

- **Drive our technology across the clinical spectrum.** We believe that the performance, mobility, durability and cost effectiveness of our products are resulting in the creation of new clinical markets for us. We are bringing ultrasound out of the imaging center directly to the patient point-of-care, such as the emergency room, the physician's office and other nontraditional ultrasound settings. With the addition of SonoCalc, we have taken initial steps to enter the market for cardiovascular disease management. We believe that new markets like these will offer us significant potential for additional growth.

Our Products

We offer five types of hand-carried ultrasound imaging systems: the SonoSite TITAN, the 180PLUS, the SonoHeart ELITE, the iLook 15 and the iLook 25. All SonoSite ultrasound systems consist of a digital beamformer, integrated color display, control panel, including navigational trackpad (TITAN), trackball (180PLUS and ELITE) or D-controller (iLook), alphanumeric keyboard and measurements. Each of the five SonoSite systems supports image storage, image documentation to video printer or VCR and direct personal computer connectivity. In addition, they can be battery operated when needed and are designed for the rigors of mobile use by withstanding damage from a drop on a hard surface and continuing to function. The following is a summary of our five ultrasound imaging products and their major features:

- *SonoSite 180PLUS.* The SonoSite 180PLUS weighs 5.4 pounds and is a point-of-care ultrasound system for general diagnostic imaging. It offers the following major features:
  - two dimensional, or B-mode, imaging, allowing real-time two-dimensional visualization of anatomic structures within the body;
  - M-mode imaging, providing a display of depth versus time. M-mode is particularly useful for evaluation of fast-moving structures, such as valves within the heart;
  - pulsed wave, or PW, Doppler imaging. PW Doppler imaging uses short, pulsing bursts of ultrasound waves to provide a quantitative assessment of the velocity of blood flow. The name of the technology refers to the Doppler effect, which is an apparent change in the frequency of the reflected ultrasound wave due to the relative motion between the reflector and transducer;
  - color power Doppler and directional color power Doppler, allowing two-dimensional visualization of blood flow patterns;
  - ability to store up to 119 images for off-line printing and review;
  - image documentation capabilities, including connection to printers or VCRs and downloading to personal computers;
  - tissue harmonic imaging, or THI, a signal processing technique providing enhanced image quality by using high frequency information to enhance image resolution;
  - basic electrocardiogram, or ECG, capability. When visualizing the heart, it is often useful to visualize basic relationships between cardiac motion and cardiac electrical activity. ECG provides this capability; and
  - continuous wave, or CW, Doppler imaging. CW Doppler imaging uses continuous reflected ultrasound waves to provide a quantitative assessment of the velocity of blood flow. CW Doppler, because it relies on a continuous stream of information, enables assessments of blood flow moving at speeds higher than PW Doppler is capable of assessing.
- *SonoHeart ELITE.* The SonoHeart ELITE is a point-of-care ultrasound system with expanded measurement tools and clinical analysis packages intended for use by cardiologists and other healthcare providers in the cardiology market. The SonoHeart ELITE has all the product features of the SonoSite 180PLUS.

- *SonoSite TITAN.* The TITAN system, first shipped in June 2003, is our newest product and represents our second generation of digital technology. Weighing 7.7 pounds, the TITAN, with its larger display screen and removable memory flashcards, combines the high performance of cart-based systems with the speed, flexibility and durability of mobile ultrasound devices. The TITAN can be used for stationary applications in its Mobile Docking Station (MDS), which supports connectivity to hospital PACS and HIS systems, multiple transducer connections and on-board documentation devices, yet the modular design of the TITAN enables it to be taken out of the MDS to rapidly deliver imaging at the point-of-care. The modularity of the TITAN enables the user to easily store images or economically upgrade to new features through a standard flashcard or interchangeable hardware. The TITAN has all the product features of the SonoSite 180PLUS as well as the following features:
  - velocity based color Doppler. Color Doppler is traditionally used to allow the user to visualize the relative velocity of blood flow within blood vessels or chambers of the heart;
  - split screen capabilities for side imaging or duplex Doppler;
  - image documentation capabilities, including connection to video printers or VCRs, DICOM Worklist and DICOM file format for use with PACS print and storage capabilities; and
  - expanded measurement tools and clinical analysis packages.
- *iLook 15.* The iLook 15, with its fixed curved array transducer, provides imaging for focused abdominal and cardiac applications.
- *iLook 25.* The iLook 25, with its fixed linear transducer, provides superb image quality of a patient's vessels to aid in vascular access applications.

Both of these iLook products, which each weigh approximately 3 pounds, offer the following:

- a touch screen for data input;
- a single point-to-point measurement tool;
- ability to store over 70 images for off-line printing and review;
- cine loop retains images for frame-by-frame review;
- connectivity to a PC or video printer for image download through a docking station;
- 2D and color power Doppler; and
- The iLook 15 offers directional color power Doppler and harmonic imaging.

The TITAN, 180PLUS and SonoHeart ELITE utilize seven transducers, which are designed for use in the following clinical applications:

- general abdominal and obstetrics imaging;
- intracavitary (gynecologic, urologic) ultrasound imaging;
- neonatal, vascular and pediatric imaging;
- cardiac, thoracic and abdominal imaging, including trauma assessment;
- breast, musculoskeletal, vascular, interventional and small-parts imaging;
- intraoperative and superficial vascular imaging; and
- veterinarian applications (musculoskeletal, obstetric, gynecologic, cardiovascular and general imaging).

- *SonoCalc IMT Software.* Patented, automatic edge-detection software provides physicians with the ability to measure the intima media thickness of a patient's carotid artery and compare it with published population data to generate an individualized cardiovascular report.

We also offer the following related accessories and educational programs:

- *Accessories.* We offer a wide selection of accessories for our products. These include mobile docking stations, multiple transducer connections, image transfer and management software, printers, VCRs, auxiliary monitors, storage devices, carrying cases and disposable supplies.
- *Specialized training and education.* SonoSite develops education programs independently and in partnership with numerous medical societies and other recognized experts in ultrasound education to provide courses for SonoSite customers. These educational offerings include traditional educational courses, including *Imported Courses* which are continuing medical education, or CME, events held at the customer's location, traditional enduring materials, including books and CDs, and *Site Visits,* which allow SonoSite customers to visit with renowned experts. SonoSite also pioneered a unique online education site, which has been developed for the benefit of existing customers in the emerging markets that are new to the routine use of ultrasound. As we develop new and emerging markets, we plan to continue to support the development of accredited and market-specific training materials, and expand the use of workshops in conjunction with recognized leaders in ultrasound.

Sales and Marketing

We currently sell our products through sales channels comprised of direct sales representatives and their managers, independent third-party distributors managed by distribution managers and strategic alliances. As of December 31, 2004, we employed over 70 direct sales representatives in the U.S. and in our wholly-owned subsidiaries located in the United Kingdom, Germany, France, Spain, Japan, Australia and Canada. In addition to our direct sales, we sell products in over 75 countries through a network of independent third-party distributors. In 2004, we entered into strategic alliances with Aloka Co. Ltd. for distribution of our TITAN system in Japan and with Boston Scientific Corporation and Nippon Sherwood Medical Industries Ltd. for distribution of our iLook system in vascular access markets in the U.S. and Japan, respectively. In addition to our distribution managers responsible for Middle East and Africa, Europe and Latin America, we plan to add distribution managers in key Asian markets.

In the U.S., we have complemented our direct sales efforts by entering into group purchasing agreements with major healthcare group purchasing organizations, or GPOs. Currently, we have GPO supply agreements with various groups including Amerinet, Inc., Premier, Inc., Consorta, Inc., Broadlane, Inc. (includes Kaiser Permanente, Tenet Healthcare and others). We also have two supply agreements with the U.S. government, specifically with the Defense Supply Center of Philadelphia (DSCP) and the General Services Administration (GSA). In the United Kingdom, we have a supply agreement with the Purchasing and Supply Agency of the National Health Service, or NHS, which contracts on a national basis for products and services purchased by the NHS.

In our direct sales operations, we employ a team of clinical specialists that support the demonstration of our product with our sales representatives, assist in the installation of our products and assist in the marketing of our products through their support of trade shows and seminars.

We derived approximately 53% of our revenue from domestic sales in 2004 compared to 62% in 2003 and 58% in 2002. We attribute revenue to a foreign country based on the location to which we ship our products. However, products sold to the U.S. government but deployed in a foreign country are attributed to domestic revenue. We currently have one reporting segment. For information regarding revenues and long-lived assets by geography, refer to Note 15 to our consolidated financial statements.

Our revenue from international sales may be adversely affected by a number of risks, including competition, currency rate fluctuations, reduced protection for intellectual property rights and greater receivable collections periods or write-offs. Our revenue from international sales may also be adversely affected by the cost or difficulty of localizing products for foreign markets and complying with export laws, including license requirements, trade restrictions and tariff increases.

We do not maintain a significant backlog in our business. Our sales channels must sell most of each quarter's revenue in that quarter with a significant portion of orders received at the end of the quarter.

Patents and Intellectual Property Rights

We rely on a combination of patent, copyright, trademark and trade secret laws and other agreements with employees and third parties to establish and protect our proprietary rights. We require our officers, employees and consultants to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to us of all inventions made during the course of their employment or consulting relationship. We also enter into nondisclosure agreements with our commercial counterparties and limit access to, and distribution of, our proprietary information.

We are committed to developing and protecting our intellectual property and, where appropriate, file patent applications to protect our technology. We hold 19 U.S. patents relating to various aspects of our products, including the weight of digital beamformers, beamforming capabilities, digital conversion circuitry, transceiver circuitry and circuit integration. We hold three foreign patents relating to our products, and we currently have numerous patent applications pending both in the U.S. and abroad. We consider all of our patents to be significant to our business.

We license ultrasound technology from our former parent, ATL, under a Technology Transfer and License Agreement executed at the time of our spin-off as a public company. Under that agreement, we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

We hold a number of registered and unregistered trademarks, service names and domain names that are used in our business in the United States and overseas. Generally, federally registered trademarks offer protection for renewable terms of 10 years so long as the mark continues to be used in commerce.

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180PLUS, SonoHeart and SonoHeart Plus devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino filed a summary judgment motion based on its allegations of infringement.

On September 30, 2004, the Texas court issued its rulings on the summary judgment motions. First, the court denied our motion for summary judgment based on invalidity, finding that there are issues of fact in dispute that must be resolved by a jury at trial. Second, the court granted Neutrino's motion for summary judgment of infringement, finding that the SonoSite products infringe the '021 patent as the court has construed the claims in the Markman hearing. As a result, the court ordered us and Neutrino to enter into mediation, which was required to be completed by January 31, 2005. Mediation was unsuccessful and the court has set a jury trial date for the fall of 2005. The parties are currently engaged in pretrial motions, discovery, depositions and preparation of expert reports.

Neutrino also filed suit in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of our products by such distributor infringes the '021 patent. SonoSite assumed the defense of the distributor in accordance with our contractual obligations under the distribution agreement. In December 2004, Neutrino agreed to dismissal of all claims in this suit in return for SonoSite's consent to Neutrino's filing of a Second Amended Complaint in the Texas proceeding to add the SonoSite TITAN, SonoHeart ELITE and iLook systems to the Texas suit. Neutrino had also previously filed a similar suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. The Tennessee case was dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Florida action and the Tennessee judgment have no effect on the Texas proceedings.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to pay damages related to past product sales, modify or discontinue selling our products or may enter into royalty or licensing agreements for future product sales, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2004, 2003 and 2002.

We have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to the potential outcome and any range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

Competition

We currently face competition from companies that manufacture cart-based and portable ultrasound systems. Many of our competitors are larger and have greater resources than we do and offer a range of products broader than our products. The dominant competitors in this industry are GE Healthcare, a unit of General Electric Company, Siemens AG and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. that acquired two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. In addition, as the market for high-performance, hand-carried ultrasound systems develops, we expect competition to increase as potential and existing competitors enter the hand-carried market or modify their existing products to more closely approximate the combined portability, quality, performance and cost of our products. Our current competitors in the portable market include Siemens, GE Healthcare, Philips Medical Systems, Biosound Esaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. GE Healthcare has recently introduced the Vivid*i*, a compact cardiac ultrasound system, and previously introduced the LOGIQ Book XP, a general-purpose compact ultrasound system. ZONARE Medical Systems, Inc. recently announced a portable ultrasound system, but is not believed to have commenced customer shipments.

Research and Development and Technology

We currently employ over 60 people in research and development. In 2004, 2003 and 2002, expenses attributable to research and development for our business totaled $12.6 million, $11.2 million and $12.1 million. We believe our products represent the most advanced technology in high-performance, hand-carried ultrasound imaging systems. We believe our technology gives us a competitive advantage, and we are committed to maintaining this advantage by continuing to enhance our existing products and create new ones. Accordingly, we intend to maintain our research and development expenses at levels we believe necessary to maintain this competitive advantage.

Manufacturing

We manufacture our products in our facility in Bothell, Washington. We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components such as image displays, batteries, capacitors and cables. We maintain inventories of components to meet near term production requirements. While our suppliers have generally produced our components with acceptable quality, quantity and cost in the past, they have experienced periodic problems that have caused us delays in production. To date, these problems have not resulted in lost sales or lower demand.

Governmental Regulation

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally the U.S. Food and Drug Administration, or FDA, as well as several other state and foreign agencies. The FDA requires that we obtain a pre-market notification clearance under Section 510(k) of the Federal Food, Drug & Cosmetic Act prior to introducing our products to the market. By granting 510(k) clearance, the FDA indicates agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to medical devices that were on the market prior to 1976 or have subsequently received clearance. The process of obtaining 510(k) clearance typically takes approximately two to three months, but it can take significantly longer. To date, all of our products have received 510(k) clearance.

Many of the regulations applicable to our products in foreign countries are similar to those of the FDA. Some foreign regulatory agencies require similar pre-market clearance or registration before our products can be marketed or offered for sale in their countries. Such foreign regulatory approvals may be longer or shorter than that required for FDA clearance and the requirements may differ significantly. The national health or social security organizations of certain countries may additionally require our products to be qualified before they can be marketed in those countries. We cannot be assured that such clearances will be obtained.

We are subject to regulations in each of the foreign countries in which we sell products. Currently, our products bear a CE Mark, which indicates that our products comply with the requirements of the applicable European Union Medical Device Directive. Medical devices properly bearing the CE marking may be commercially distributed throughout the European Union. We have received CE certification from the British Standards Institution for conformity with certain quality system standards allowing us to place the CE mark on our product lines. The ISO quality system has been developed by the International Organization for Standardization to ensure that companies are aware of the standards of quality to which their products will be held worldwide. While no additional pre-market approvals in individual European Union countries are required prior to marketing of a device bearing the CE marking, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. We may not be successful in maintaining certification requirements necessary for distribution of our products in the European Union and failure to maintain the CE marking will preclude us from selling our products there.

To ensure that manufacturers adhere to good manufacturing practices, medical device manufacturers are routinely subject to periodic inspections by the FDA and may be inspected by foreign regulatory agencies from countries in which we do business. In addition, the British Standards Institute performs periodic assessments of our manufacturing processes.

Reimbursement

In the U.S., the Center for Medicare and Medicaid Services, known as CMS, establishes guidelines for the reimbursement of healthcare providers treating Medicare and Medicaid patients. Under current CMS guidelines, varying reimbursement levels have been established for ultrasound imaging and diagnostic procedures performed by our products. The actual reimbursement amounts are determined by individual state Medicare carriers and by private insurance carriers for non-Medicare and Medicaid patients. Moreover, states as well as private insurance carriers may choose not to follow the CMS reimbursement guidelines. The use of our products outside the U.S. is similarly affected by reimbursement policies adopted by foreign regulatory and insurance carriers.

Service and Warranty

Our typical warranty period is one year and is included with the original purchase of our ultrasound imaging systems. In addition to our standard warranty, we offer extended warranty agreements for maintenance beyond the standard warranty period. We repair equipment that is out of warranty on a time and materials basis. The warranty liability is summarized as follows (in thousands):

	Balance at beginning of year	Charged to cost of revenue	Applied to liability	Balance at end of year
Year ended December 31, 2004	$381	$709	$(529)	$561
Year ended December 31, 2003	$331	$351	$(301)	$381
Year ended December 31, 2002	$281	$300	$(250)	$331

Employees

As of December 31, 2004, we had approximately 410 employees, of which approximately 15% were engaged in product research and development, 23% in manufacturing, 52% in sales and marketing activities and the remaining 10% in administrative capacities, including executive, finance, legal, human resources, regulatory and information services and technology. Of these, approximately 330 are U.S. employees. There has never been a work stoppage and no employees are covered by collective bargaining agreements. We believe our employee relations are good.

Available Information

We were spun off from ATL as an independent, publicly owned company in April 1998. We make available, free of charge on our website, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, or Exchange Act, as soon as reasonably practicable after filing or furnishing the information to the Securities and Exchange Commission. The Internet address for the information is http://www.sonosite.com and then click on "Investors". Our Code of Conduct, which is our written Code of Ethics under Section 406 of the Sarbanes-Oxley Act of 2002, is also available on our website.

Important Factors That May Affect Our Business, Our Results of Operations and Our Stock Price

Our results of operations are subject to significant quarterly variation and periodic fluctuation.

Our quarterly operating results may vary significantly due to a combination of factors, many of which are beyond our control. These factors include:

- the timing of new product introductions by us or our competitors;
- legal and regulatory costs;
- the timing of orders from major customers and distributors;
- development and promotional expenses relating to new product introductions;
- the revenue mix by product and geography;
- changes in pricing policies by us or our competitors;
- foreign exchange rates;
- our ability to meet demand for our products;
- the market acceptance of our products;
- changes in distribution channels; and
- the ability of our sales force to effectively market and sell our products.

Accordingly, our quarterly sales and operating results may vary significantly in the future, and period-to-period comparisons of our results of operations may not be meaningful and should not be relied upon as indications of future performance.

If our products do not gain market acceptance, we will fail to generate sufficient revenue to maintain our business.

The market for high-performance, hand-carried ultrasound systems is relatively new and largely undeveloped. We seek to sell our products to current users of ultrasound, as well as to physicians and other healthcare providers who do not currently use ultrasound. The success of our products depends on their acceptance by the medical community, patients and third-party payers as medically useful, safe and cost-effective. Competing hand-carried or traditional cart-based ultrasound devices may be more accepted or cost-effective than our products. Physicians and other healthcare providers may adopt our products at a slow rate, if at all. Although customers who are experienced in ultrasound procedures will need little, if any, specialized training to use our products, any new users of ultrasound will require training and education to properly administer ultrasound examinations. If these potential customers are unable or unwilling to be trained due to cost, time constraints, unavailability of courses or other reasons, we could experience limited demand for our products. If the market fails to accept our products, we will be unable to generate sufficient revenue to maintain our business.

If we experience difficulties in selling or manufacturing products with our third generation technology, we may fail to meet our 2005 revenue projections.

We anticipate shipping products incorporating our third generation ultrasound technology for selected clinical markets by mid-year 2005. We will manufacture the products at our Bothell, Washington facility incorporating components manufactured by various suppliers. Users of stationary ultrasound carts may not accept the new products, which could discourage widespread new users and uses for them. Our existing customers may not accept the new products due to pricing and functionality differences. If demand for the new products does not meet our projections, we may experience excess inventory levels and may be unable to generate sufficient revenue to grow our business. If we encounter supplier, regulatory, engineering or technical difficulties in manufacturing these new products, we may incur delays in delivery of these products to customers that could adversely affect our revenues for 2005 and beyond.

If we are unable to compete effectively, we will fail to generate sufficient revenue to maintain our business.

We currently face competition from companies that manufacture cart-based and hand-carried ultrasound systems. The dominant competitors in this industry are GE Healthcare, a unit of General Electric Company, Siemens AG, and Philips Medical Systems, a unit of Koninklijke Philips Electronics, N.V. Philips owns two other competitors, Agilent Healthcare Solutions Group and ATL, our former parent company. These competitors are very large, global organizations and have the following advantages over us:

- greater financial and infrastructure resources;
- larger research and development staffs;
- greater experience in product manufacturing, marketing and distribution;
- greater brand name recognition; and
- long-standing relationships with many of our potential customers.

These manufacturers of cart-based and portable ultrasound systems could use their greater resources to increase and withstand competition through various means, including price and payment terms, technological innovation, market penetration, employee compensation, hospital systems integration and complementary services such as warranty protection, maintenance and product training. Existing product supply relationships between these competitors and our potential customers could discourage widespread adoption of our products due to brand loyalty or preferred customer discounts. Competition from these companies for employees with experience in the primary point-of-care market could result in higher turnover of our employees. If we are unable to respond to competitive pressures within the cart-based and hand-carried ultrasound markets, we could experience delayed or reduced market acceptance of our products, higher expenses and lower revenue.

In addition, as the market for high-performance, hand-carried ultrasound develops, we expect competition to increase as potential and existing competitors enter the portable market or modify their existing products to more closely approximate the combined portability, quality, performance and cost of our products. Our current competitors in the portable market include Siemens, GE Healthcare, Philips Medical Systems, Biosound Esaote, Inc., Medison America Inc., a subsidiary of Medison Company, Ltd., and Terason, a division of TeraTech Corporation. GE Healthcare has recently introduced the Vivid*i*, a compact cardiac ultrasound system, and previously introduced the LOGIQ Book XP, a general-purpose compact ultrasound system. ZONARE Medical Systems, Inc.

recently announced a portable ultrasound system, but is not believed to have commenced customer shipments. These competitors may develop highly portable or point-of-care ultrasound systems that offer the same or greater reliability and quality, perform greater or more useful functions or are more cost-effective than our products. Some of these competitors may also be able to use their marketing resources to gain a competitive advantage by more effectively building brand awareness of their products. If we are unable to compete effectively with current or new entrants to the high-performance, hand-carried ultrasound market, we will be unable to generate sufficient revenue to maintain our business.

Changes in the healthcare industry could result in a reduction in the size of the market for our products or may require us to decrease the selling price for our products, each of which could have a negative impact on our financial performance.

Trends toward managed care, healthcare cost containment, and other changes in government and private sector initiatives in the U.S. and other countries in which we do business are placing increased emphasis on the delivery of more cost-effective medical therapies, which could adversely affect the sale and/or the prices of our products. For example:

- Major third-party payers of hospital and pre-hospital services, including Medicare, Medicaid and private healthcare insurers, have substantially revised their payment methodologies during the last few years which has resulted in stricter standards for reimbursement of hospital and pre-hospital charges for certain medical procedures;
- Numerous legislative proposals have been considered that would result in major reforms in the U.S. healthcare system that could have an adverse effect on our business;
- There has been a consolidation among healthcare facilities and purchasers of medical devices in the U.S. who prefer to limit the number of suppliers from whom they purchase medical products, and these entities may decide to stop purchasing our products or demand discounts on our prices;
- There is economic pressure to contain healthcare costs in worldwide markets; and
- There are proposed and existing laws and regulations in domestic and international markets regulating pricing and profitability of companies in the healthcare industry.

While we believe that these changes could benefit the sale of lower cost technologies such as ours, these trends could lead to pressure to reduce prices for our products and could cause a decrease in the size of the market or a potential increase in competition that could adversely affect our revenue and profitability, which could have a material adverse effect on our business.

If healthcare reimbursement policies place limits on which providers may receive payment for imaging services, we may experience limited market acceptance of our products.

Market acceptance of our products depends in part on the extent to which our customers receive reimbursement for the use of our products from third party payers such as Medicare, Medicaid and private health insurers. Presently, payment policies for physician-performed diagnostic imaging are fairly unrestricted. The continuing efforts of governmental authorities, private health insurers and other third party payers to contain or reduce the costs of healthcare through various means could, however, result in more limited payment policies for diagnostic imaging. In turn, this would limit market acceptance of our products.

As an example, in March 2005, an independent federal advisory group, the Medicare Payment Advisory Commission (MedPAC), recommended that the U.S. Congress direct the Secretary of Health and Human Services to set standards for providers wishing to receive reimbursement from the Medicare program for diagnostic imaging services. There is presently no information as to whether the Congress will pass such legislation and what standards would be called for if such a requirement were to be instituted.

Additionally, private payers have also taken steps to limit the performance of imaging services to certain physician specialties. For example, Highmark Blue Cross Blue Shield, a commercial insurer operating in Pennsylvania, has recently notified providers that they must meet specific requirements in order to be privileged to provide imaging services to its subscribers in 29 counties in the western part of the state.

Third party payers may also attempt to reduce healthcare costs by making across-the-board reductions in the payment amount for imaging examinations or eliminating payment altogether for particular types of imaging examinations. As an example, a Medicare payment policy that became effective in January 2004 eliminated payment to the hospital for the use of ultrasound to guide the placement of a central venous catheter in Medicare patients. These types of payment reductions could reduce discretionary purchases in settings such as doctor's offices and clinics. They could also lengthen the time during which existing, essential equipment in hospital settings is used before it is retired.

Additionally, to the extent that the use of current or future products that SonoSite may develop is not described by existing Current Procedural Terminology, or CPT, codes or is not covered under existing coverage policies, there is a risk that reimbursement for studies performed with such products could not be attained at all or within a reasonable timeframe. For example, carotid intima media thickness measurement, which is a performed by our SonoCalc IMT software, is not a part of any insurance company's standard benefits package.

International markets are also in the process of responding to increases in healthcare spending by adjusting their reimbursement policies. These responses, like those in the U.S., could similarly affect reimbursement for our products and thereby reduce demand for our products. As an example, in Germany, healthcare reform in 2003 introduced a Diagnosis Related Group system that changes healthcare reimbursements from a "per day" reimbursement to a "per case" reimbursement. This change caused hospital administrators to delay capital equipment purchases as they evaluated the impact of this new healthcare system. Despite this fact, which caused the total ultrasound market in Germany to decline further in 2004, our revenues from Germany increased substantially in 2004 as compared to 2003 due to the advantageous positioning of our products within this healthcare framework. If similar changes in healthcare reimbursement are adopted in other countries, they could affect our ability to successfully market and sell our products.

Existing or potential intellectual property claims and litigation may divert our resources and subject us to significant liability for damages, substantial litigation expense and the loss of our proprietary rights.

In order to protect or enforce our patent rights, we may initiate patent litigation. In addition, others may initiate patent litigation against us. We may become subject to interference proceedings conducted in patent and trademark offices to determine the priority of inventions. There are numerous issued and pending patents in the ultrasound field. The validity and breadth of medical technology patents may involve complex legal and factual questions for which important legal principles may remain unresolved. In addition, because patent applications can take many years to result in issued patents and are maintained in confidence by the U.S. Patent and Trademark Office while pending, there may be pending applications of which we are unaware, which may later result in issued patents that our products may infringe. There could also be existing patents of which we are not aware that one or more of our products may infringe. Litigation may be necessary to:

- assert or defend against claims of infringement;
- enforce our issued and licensed patents;
- protect our trade secrets or know-how; or
- determine the enforceability, scope and validity of the proprietary rights of others.

We may become involved in the defense and prosecution, if necessary, of intellectual property suits, patent interferences, opposition proceedings and other administrative proceedings. For example, on July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180PLUS, SonoHeart and SonoHeart Plus devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino filed a summary judgment motion based on its allegations of infringement.

On September 30, 2004, the Texas court issued its rulings on the summary judgment motions. First, the court denied our motion for summary judgment based on invalidity, finding that there are issues of fact in dispute that must be resolved by a jury at trial. Second, the court granted Neutrino's motion for summary judgment of infringement, finding that the SonoSite products infringe the '021 patent as the court has construed the claims in the Markman hearing. As a result, the court ordered us and Neutrino to enter into mediation, which was required to be completed by January 31, 2005. Mediation was unsuccessful and the court has set a jury trial date for the fall of 2005. The parties are currently engaged in pretrial motions, discovery, depositions and preparation of expert reports.

Neutrino also filed suit in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of our products by such distributor infringes the '021 patent. SonoSite assumed the defense of the distributor in accordance with our contractual obligations under the distribution agreement. In December 2004, Neutrino agreed to dismissal of all claims in this suit in return for SonoSite's consent to Neutrino's filing of a Second Amended Complaint in the Texas proceeding to add the SonoSite TITAN, SonoHeart ELITE and iLook systems to the Texas suit. Neutrino had also previously filed a similar suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. The Tennessee case was dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Florida action and the Tennessee judgment have no effect on the Texas proceedings.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to pay damages related to past product sales, modify or discontinue selling our products or may enter into royalty or licensing agreements for future product sales, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2004, 2003 and 2002.

We have not accrued any amounts for potential losses related to these proceedings. Because of uncertainties related to the potential outcome and any range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to pending litigation. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

Our involvement in intellectual property claims and litigation could:

- divert existing management, scientific and financial resources;
- subject us to significant liabilities;
- allow our competitors to market competitive products without obtaining a license from us;
- cause product shipment delays and lost sales;
- require us to enter into royalty or licensing agreements, which may not be available on terms acceptable to us, if at all; or
- force us to modify or discontinue selling our products, or to develop new products.

Our success depends on new product development.

Because substantially all of our revenue comes from the sale of hand-carried ultrasound systems and related products, our financial performance will depend upon market acceptance of, and our ability to deliver and support, new products. We have a continuing research and development program designed to develop new products and improve existing products. The life cycles of our products are difficult to estimate and can be significantly affected by technological changes that are difficult to predict. Factors which could cause delays in our product development schedules or even cancellation of our projects to produce and market these products include:

- research and development delays;
- competitors producing competing products;
- other products using new technologies emerge; or
- industry or regulatory standards exceeding our products' specifications.

If we fail to enhance our existing products or develop and market new products, our products will become obsolete and we will be unable to compete.

Our operations are subject to currency fluctuation and other risks associated with doing business outside the United States.

The percentage of our revenue originating outside the U.S. equaled 47% in 2004 and 38% in 2003. Total sales for the year ended December 31, 2004 denominated in a currency other than USDs were approximately $33.3 million, or 29% of total consolidated revenues. Our revenue from international sales may be adversely affected by any of the following risks:

- currency rate fluctuations;
- adverse political or economic conditions;
- reduced protection for intellectual property rights;
- longer receivables collection periods and greater difficulty in receivables collection;
- localizing products for foreign markets; and
- compliance with export laws, including license requirements, trade restrictions and tariff increases.

As of December 31, 2004, 61% of our outstanding accounts receivable balance was from international customers, of which 67%, or approximately $14.1 million, was denominated in a currency other than USDs. We regularly review our receivable positions in foreign countries for any indication that collection may be at risk.

We have used and may continue to use forward foreign exchange contracts and other instruments to reduce our exposure to exchange rate fluctuations from intercompany balances denominated in foreign currencies, and we may not be able to reduce this exposure successfully. Accordingly, we may experience economic loss and a negative impact on our results of operations and equity as a result of foreign currency exchange rate fluctuations.

Our establishment, maintenance and expansion of direct sales and distribution operations will require a significant investment of our financial and management resources and may fail to generate a substantial increase in sales.

We have seven wholly-owned sales subsidiaries located in United Kingdom, France, Germany, Spain, Japan, Canada, and Australia. In 2005, we are planning to further expand sales operations in China. Establishing, maintaining and expanding these operations will require us to:

- substantially increase our costs of operations;
- temporarily divert existing management resources;
- establish an efficient and self-reliant local infrastructure;
- attract, hire, train and retain qualified local sales and administrative personnel;
- comply with additional local regulatory requirements; and
- expand our information, financial, distribution and control systems to manage expanded global operations.

Our movement into international markets has required, and will continue to require, substantial financial and management resources. The costs of this expansion are unpredictable, difficult to control and may exceed budgeted amounts. In 2003, we experienced some operational challenges within our European subsidiaries. In France and Spain, we experienced challenges related to sales management and execution. In Germany, healthcare reform in the first half of 2003 caused hospital administrators to delay capital equipment purchases as they evaluated the impact of this new healthcare reform. In 2004, we established a wholly-owned subsidiary in Japan with its own direct sales force. In addition, we entered into new distribution agreements for the sales of our products there. These activities required significant investments in personnel, infrastructure and management, and also required significant resources to comply with all regulatory requirements in Japan. Despite our expenditures and efforts, we may not generate a substantial increase in international revenue, which would impair our operating results.

Our reliance on a single manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.

Our manufacturing facilities are located in two buildings in Bothell, Washington, in close proximity to each other. Despite precautions taken by us, a natural disaster such as an earthquake or other unanticipated catastrophic events at this location could significantly impair our ability to manufacture our products and operate our business. Our facilities and certain manufacturing equipment would be difficult to replace and could require substantial replacement lead-time. Such catastrophic events may also destroy any inventory of product or components. While we carry insurance for natural disasters and business interruption for our Bothell facilities, the occurrence of such an event could result in losses that exceed the amount of our insurance coverage, which would impair our financial results.

We, or our independent auditors, may determine that we have material weaknesses in our internal controls over financial reporting. As a result, current and potential stockholders could lose confidence in our financial reporting, which would harm our business and the trading price of our stock.

Under Section 404 of the Sarbanes-Oxley Act of 2002, we are required to evaluate and determine the effectiveness of our internal controls over financial reporting. We have dedicated a significant amount of time and resources to ensure compliance with this legislation for the year ended December 31, 2004 and will continue to do so for future fiscal periods. We may encounter problems or delays in completing the review and evaluation, the implementation of improvements and the receipt of a positive attestation, or any attestation at all, by our independent auditors. Additionally, management's assessment of our internal controls over financial reporting may identify deficiencies that need to be addressed in our internal controls over financial reporting or other matters that may raise concerns for investors.

As a part of the annual audit of our internal controls over financial reporting and our consolidated financial statements for the year ended December 31, 2004, a material weakness was identified regarding the preparation and review of our tax provision. As of December 31, 2004, we did not have the appropriate level of expertise to properly calculate and review our accounting for income taxes. As a result of this deficiency in our internal control over financial reporting, we did not detect errors in the measurement of income tax amounts as of and for the year ended December 31, 2004. Specifically, the deferred state income tax benefit was misstated due to an error in the calculation of the amount of the state tax net operating loss carryforwards and was subsequently corrected to reflect the proper measurement of income taxes in accordance with U.S. generally accepted accounting principles. The adjustments and material weakness were limited to income tax calculations and did not impact our revenue, cash flow, or pre-tax income. The tax adjustments represent a control deficiency that constitutes a material weakness under the rules specified by PCAOB Auditing Standard No. 2. Because of this material weakness, our management concluded that, as of December 31, 2004, we did not maintain effective internal control over financial reporting based on those criteria. As a result, KPMG has issued an adverse opinion with respect to our internal controls over financial reporting and their report is included in this Form 10-K.

Should we, or our independent auditors, determine in future fiscal periods that we have additional material weaknesses in our internal controls over financial reporting, our results of operations or financial condition may be materially adversely affected and the price of our common stock may decline.

We have a history of losses, we expect future quarterly losses and we may never achieve sustained profitability.

With the exception of the year ended December 31, 2004, we have incurred net losses in each fiscal year since we commenced operations. As of December 31, 2004, we had an accumulated deficit of approximately $64.4 million. In 2004, we achieved profitability in the fiscal quarters ended December 31 and September 30. Even if we do achieve one or more profitable quarters, however, we may be unable to sustain or increase future profitability on a quarterly or annual basis. Additionally, we may incur losses if we cannot increase or sustain our revenue. We expect that our operating expenses will increase in the foreseeable future as we expand our sales and marketing infrastructure, our administrative support, our product development activities and our product offerings, including new products incorporating our third generation technology. Our expansion efforts, to be successful, may require more funding than we currently anticipate. Accordingly, we will need to generate significant additional revenue in the future before we will be able to sustain or increase profitability. If we cannot generate such revenue, we may not be profitable. If we fail to achieve sustained profitability, the market price for our common stock will likely fall.

If traditional providers of ultrasound examinations in the U.S. discourage potential new users from adopting our products, we could experience limited demand for our products.

In the U.S., the size and complexity of traditional cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. Although our products are currently used by radiologists, our products also enable the delivery of ultrasound examinations at the primary point of care by the examining physician or healthcare provider. Radiologists and other ultrasound specialists have a professional and financial interest in retaining their status as the principal providers of ultrasound services. For example, the American College of Radiology, or ACR, the largest medical society for radiologists, has endorsed the recommendations of the Medicare Payment Advisory Commission (MedPAC) to set national standards for performing and interpreting diagnostic imaging studies covered by Medicare. If the U.S. Congress were to accept such a proposal and pass legislation authorizing the Secretary of Health and Human Services to require standards for imaging providers, it could become more difficult for non-radiology physicians to receive reimbursement for performing and interpreting diagnostic imaging studies. The ACR political action committee was very active in the last election cycle. If these traditional providers of ultrasound examinations discourage other healthcare providers from adopting our products, we could experience limited demand for our products.

If our suppliers, including our single-source suppliers, fail to supply us with the components that we need to manufacture our products on a timely basis, we could experience production delays, cost increases and lost sales.

We depend on suppliers, including some single-source suppliers, to provide highly specialized parts, such as custom-designed integrated circuits, cable assemblies and transducer components. We also depend on single-source suppliers to provide other components, such as image displays, batteries, capacitors and cables. We do not maintain significant inventories of components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these components. An increase in demand for some parts by other companies could also interrupt our supply of components. We have in the past experienced supply problems in timeliness and quality, but to date these problems have not resulted in lost sales or lower demand. Nevertheless, if we experience an interruption of supply or are required to switch suppliers, the manufacture and delivery of our products could be interrupted, our manufacturing costs could substantially increase and we could lose substantial amounts of product sales.

In March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of certain integrated circuit chips used in some of our products. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of these chips from Philips for our anticipated manufacturing needs. In the fourth quarter of 2004, we entered into an additional purchase commitment with Philips totaling approximately $1.9 million for supplies of these same chips. As of December 31, 2004, our remaining total purchase commitment was approximately $3.6 million and we are required to take possession of, and pay for, the balance of the undelivered chips during the first six months of 2005. Demand for our products, however, may exceed our forecasts, in which case we would require additional quantities of these chips to manufacture additional products. Conversely, if demand for our products falls short of our forecasts, we may experience excess inventory of these chips. If our actual demand for these chips varies significantly from our forecasted demand, we may experience delays in manufacturing, lost sales, a write-down of inventory or a deterioration in gross margin.

In addition, we transferred the production of our circuit boards to one of the world's largest electronic manufacturing services suppliers who produces the boards in their Thailand manufacturing facility. If, as a result of this transfer, we experience delays in the receipt or a deterioration in product yields of these components, we may experience delays in manufacturing or an increase in costs resulting in lost sales or a deterioration in gross margin. The recent tsunami affecting some parts of Thailand has not affected our supply of components. We have attempted to, but have not been able to, secure business interruption insurance for this facility on terms acceptable to us. We are continuing our efforts to find business interruption insurance on economically acceptable terms.

A failure to manage our growth could impair our ability to achieve our business objectives.

We have experienced rapid growth since our inception as a stand-alone company. Our revenue increased from $73.0 million in 2002 to $84.8 million in 2003 and $115.8 million in 2004. We expect continued significant growth, particularly internationally, as we continue to develop, manufacture, market and sell our products. Our growth could strain our existing management, operational and financial resources. In order to manage our growth effectively, we will need to expand our manufacturing and quality assurance staff, our sales staff and our international support staff. In addition, we will need to improve the productivity and efficiency of our existing operational, financial and management resources and information systems. For example, in the first quarter of 2005, we initiated an upgrade of our Enterprise Resource Planning system from an older software version to a more current version. Any problems in successfully completing this upgrade may impact our operations and perhaps our financial results. We may be unable to hire and retain the personnel necessary to operate and expand our business. We also may be unable to increase the productivity and efficiency of our existing resources. If we fail to timely improve or augment our existing resources in response to our growth, we may be unable to effectively manage our business and achieve our objectives.

Our consolidated effective income tax rate may fluctuate if our U.S. operations continue to generate profits and our international operations continue to generate losses. Additionally, utilization of our deferred tax assets may be limited and is dependent on future taxable income.

In the fourth quarter of 2004, deferred tax assets relating to our U.S. operations were recognized on our balance sheet resulting in a one-time income tax benefit. Prior to this time, we provided a full valuation allowance against our deferred tax assets. The deferred tax assets primarily represent the income tax benefit of U.S. net operating losses we have incurred since inception. As required by SFAS No. 109, "Accounting for Income Taxes," we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets related to our U.S. operations would be realized on future tax returns. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable U.S. profitability for the foreseeable future, we now believe it is more likely than not that the U.S. deferred tax assets will be fully utilized. We have not reduced our valuation allowance against our deferred tax asset resulting from our international operations because they have sustained consistent losses and have not demonstrated sustainable profitability. Until it is "more likely than not" that the tax assets related to our international operations can be realized on future tax returns, the tax benefit of any future losses generated by our international operations will not be available to offset any income tax expense recorded for our U.S. operations. Therefore, our consolidated effective income tax rate may fluctuate if our U.S. operations continue to generate profits and our international operations continue to generate losses.

We will reevaluate our ability to utilize our net operating loss ("NOL") and tax credit carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments that may be required to deferred income tax expense. The Tax Reform Act of 1986 contains provisions under section 382 of the Internal Revenue Code that limit the federal net operating loss carryforwards that may be used in any given year in the event of specified occurrences, including significant ownership changes. If these specified events occur, we may lose some or all of the tax benefits of these carryforwards. In addition, we will reduce the deferred income tax asset for the benefits of NOL and tax credit carryforwards actually used in future quarters. Therefore, if our U.S. operations continue to generate profits, we will record the related income tax expense for financial reporting purposes based on a blended federal and state rate applied to U.S. income. While this tax expense will reduce net income, no cash will be paid for income taxes, other than required alternative minimum tax and state tax payments, until the NOL and tax credits have been fully utilized. If in the future we determine, based on our assessment of both positive and negative evidence and objective and subjective evidence, which takes into consideration our forecasted taxable income, that it is more likely than not that we will not realize all or a portion of the deferred tax assets, we will record a valuation allowance against deferred tax assets which would result in a charge to income tax expense.

Our distributors may be unwilling or unable to devote sufficient resources to market and sell our products, which could delay or reduce market acceptance and sales of our products.

We currently depend on distributors to help promote market acceptance and demand for our products in countries in which we do not have a direct sales force and in certain U.S. markets. Distributors that are in the business of distributing other medical products may not devote the resources and support required to generate awareness of our products and grow or maintain product sales. If these distributors are unwilling or unable to market and sell our products, we could experience delayed or reduced market acceptance and sales of our products. In addition, if our foreign distributors fail to pay us, or fail to pay us in a timely manner, for the products they have purchased, it may be difficult to recover such monies in a foreign court or proceeding, thereby resulting in the write-off of amounts owed to us.

In addition, disagreements with our distributors or nonperformance by distributors could lead to costly and time-consuming litigation or arbitration. In late 2004, Products Group International ("PGI"), a former distributor of our products to the veterinarian market, sent us a demand to arbitrate several issues arising out of two distribution agreements covering the U.S. and certain international markets. PGI claims that we wrongfully terminated those agreements and that oral modifications of those agreements resulted in PGI having the exclusive right to sell our products in North America through December 31, 2006 and in certain foreign countries through December 31, 2007. PGI is seeking future lost profits as well as consequential damages. We have counterclaimed against PGI for full payment of outstanding invoices and lost profits due to PGI's actions.

In February 2005, PGI and we attempted to mediate a settlement in this case, but were unsuccessful. The arbitration is currently scheduled for May 2005. We believe that PGI's claims are without merit, and that we have good and sufficient defenses to the claims asserted against us by PGI. We intend to defend the case vigorously. If, however, we are not successful in our defense of these claims, we could be ordered to pay damages to PGI. Such an outcome could adversely affect our financial condition, results of operation and cash flow. We have not accrued any amounts for potential losses related to these proceeding. Because of uncertainties related to the outcome and potential range of loss on the pending litigation, management is unable to make a reasonable estimate of the liability that could result from any unfavorable outcome.

The loss of key employees could impair our ability to achieve our business objectives.

Our success depends heavily on our ability to retain the services of certain key employees. Competition among medical device companies for qualified employees is intense. We may fail to retain these key employees, and we may fail to attract qualified replacements if they do leave. In particular, our limited ability to offer stock options to new and current employees due to the limited availability of options in our employee stock option pool may adversely affect our ability to attract and retain employees. In our 2005 proxy statement, we have submitted for shareholder approval a new employee stock incentive plan and a new employee stock purchase plan. We do not maintain key-person insurance on any of our employees. We do not have employment agreements with any of our employees, except for certain members of senior management and employees in certain countries outside the U.S. The loss of any of our key employees could significantly delay or prevent the achievement of our product development or business objectives.

If we, or our suppliers, fail to comply with U.S. and foreign governmental regulations applicable to our products and manufacturing practices, we could experience product introduction delays, production delays, cost increases and lost sales.

Our products, our manufacturing activities and the manufacturing activities of our third-party medical device manufacturers are subject to extensive regulation by a number of governmental agencies, including the FDA and comparable international agencies. Our third-party manufacturers and we are or will be required to:

- obtain prior clearance or approval from these agencies before we can market and sell our products;

- undergo rigorous inspections by domestic and international agencies; and
- satisfy content requirements for all of our sales and promotional materials.

The manufacture and sale of our products are subject to extensive regulation by numerous governmental authorities, principally the FDA, as well as several other state and foreign agencies. The FDA requires that we obtain a pre-market notification clearance under Section 510(k) of the Federal Food, Drug & Cosmetic Act prior to introducing our products to the market. By granting 510(k) clearance, the FDA indicates agreement with an applicant's determination that the product for which clearance has been sought is substantially equivalent to medical devices that were on the market prior to 1976 or have subsequently received clearance. The process of obtaining 510(k) clearance typically takes approximately two to three months, but it can take significantly longer. To date, all of our products have received 510(k) clearance.

We are also subject to regulation in each of the foreign countries in which we sell products. Many of the regulations applicable to our products are similar to those of the FDA. Some foreign regulatory agencies require similar pre-market clearance or registration before our products can be marketed or offered for sale in their countries. Such foreign regulatory approvals may be longer or shorter than that required for FDA clearance and the requirements may differ significantly. The national health or social security organizations of certain countries may additionally require our products to be qualified before they can be marketed in those countries. We cannot be assured that such clearances will be obtained.

The processes for obtaining regulatory approval can be lengthy and expensive, and the results are unpredictable. If we are unable to obtain clearances or approvals needed to market existing or new products, or obtain such clearances or approvals in a timely manner, it could adversely affect our revenues and profitability. Moreover, clearances and approvals, if granted, may limit the uses for which a product may be marketed, which could reduce or eliminate the commercial benefit of manufacturing any such product.

After a device receives 510(k) clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require pre-market approval. The FDA requires each manufacturer to make this determination initially, but the FDA can review any such decision and can disagree with a manufacturer's determination. If the FDA disagrees with a manufacturer's determination, the FDA can require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or pre-market approval is obtained. We have modified aspects of some of our devices since receiving regulatory clearance. Some of those modifications we believe are not significant, and therefore, new 510(k) clearances or pre-market approvals are not required. Other modifications we believe are significant and we have obtained new 510(k) clearances from the FDA for these modifications. In the future, we may make additional modifications to our products after they have received FDA clearance or approval, and in appropriate circumstances, determine that new clearance or approval is unnecessary. However, the FDA may disagree with our determination and if the FDA requires us to seek 510(k) clearance or pre-market approval for any modifications to a previously cleared product, we may be required to cease marketing or recall the modified device until we obtain the required clearance or approval. Under these circumstances, we may also be subject to significant regulatory fines or other penalties.

Every U.S. company that manufactures or assembles medical devices is required to register with the FDA and to adhere to certain quality system requirements which regulate the manufacture of medical devices, prescribe record keeping procedures and provide for the routine inspection of facilities for compliance with such regulations. The FDA also has broad regulatory powers in the areas of clinical testing, marketing and advertising of medical devices.

After a medical device is placed on the market, numerous FDA regulatory requirements apply, including, but not limited to, the following:

- Quality System regulation, which requires manufacturers to follow design, testing, control, documentation and other quality assurance procedures during the manufacturing process;
- Establishment Registration, which requires establishments involved in the production and distribution of medical devices intended for commercial distribution in the U.S. to register with the FDA;
- Medical Device Listing, which requires manufacturers to list the devices they have in commercial distribution with the FDA;

- Labeling regulations, which prohibit "misbranded" devices from entering the market, as well as prohibit the promotion of products for unapproved or "off-label" uses and impose other restrictions on labeling; and
- Medical Device Reporting regulations, which require that manufacturers report to the FDA if their device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur.

In addition, we are subject to regulations in each of the foreign countries in which we sell products. Currently, our products bear a CE Mark, which indicates that our products comply with the requirements of the applicable European Union Medical Device Directive. Medical devices properly bearing the CE marking may be commercially distributed throughout the European Union. We have received CE certification from the British Standards Institution for conformity with certain quality system standards allowing us to place the CE on mark our product lines. The ISO quality system has been developed by the International Organization for Standardization to ensure that companies are aware of the standards of quality to which their products will be held worldwide. While no additional pre-market approvals in individual European Union countries are required prior to marketing of a device bearing the CE marking, practical complications with respect to marketing introduction may occur. For example, differences among countries have arisen with regard to labeling requirements. We may not be successful in maintaining certification requirements necessary for distribution of our products in the European Union and failure to maintain the CE marking will preclude us from selling our products there.

To ensure that manufacturers adhere to good manufacturing practices, medical device manufacturers are routinely subject to periodic inspections by the FDA and may be inspected by foreign regulatory agencies from countries in which we do business. In addition, the British Standards Institute performs periodic assessments of our manufacturing processes. Compliance with the regulations of various agencies, including the Environmental Protection Agency and the Occupational Safety and Health Administration, may require us to incur substantial costs and may delay or prevent the introduction of new or improved products. Although to date these actions by regulatory bodies have not required us to incur substantial costs or delay product shipments, we expect to experience further inspections and incur additional costs as a result of governmental regulation. Failure to comply with applicable regulatory requirements can result in enforcement action, which may include one or more of the following actions:

- Placing the company under observation and re-inspecting the facilities;
- Issuing a warning letter apprising the company of violative conduct;
- Issuing fines, injunctions, and civil penalties;
- Mandating a recall or seizure of our products;
- Detaining or banning our products;
- Enforcing operating restrictions, partial suspension or a total shutdown of production;
- Refusing our request for 510(k) clearance or pre-market approval of new product versions;
- Revoking 510(k) clearance or pre-market approvals previously granted; and
- Assessing civil or criminal penalties against the company, its officers, or its employees.

Our third-party medical device manufacturers may also be subject to the same sanctions if they fail to comply with the laws and regulations and, as a result, may fail to supply us with components required to manufacture our products.

If we are unable to protect and enforce our intellectual property rights, we may be unable to compete effectively.

Much of our value arises out of our proprietary technology and intellectual property for the design, manufacture and use of point-of-care ultrasound imaging systems. Our success and ability to compete effectively depend on our ability to protect our proprietary information. We rely on patent, copyright, trade secret and trademark laws to protect our proprietary technology and limit the ability of others to compete with us using the same or similar technology.

We currently hold 22 patents relating to our technology. A number of other patents are pending in the United States and in foreign jurisdictions. Additionally, we have a license from our former parent, ATL, to use certain ATL technology and ATL technological developments in our hand-carried products. This license was exclusive through April 5, 2003, and became nonexclusive after that date. We also enter into confidentiality and invention ownership agreements with our employees, consultants and corporate partners, and generally control access to, and the distribution of, our product designs, documentation and other proprietary information, as well as the designs, documentation and other information that we license from others.

Our efforts afford only limited protection and may not adequately protect our rights to the extent necessary to sustain any competitive advantage we may have. Despite our efforts to protect our intellectual property, we may experience:

- unauthorized use of our technology by competitors;
- independent development of the same or similar technology by a competitor, coupled with a lack of enforceable patents on our part;
- failure of our pending patent applications to result in issued patents;
- successful interference actions to our patents, successful patent infringement lawsuits or successful oppositions to our patents and patent applications;
- unauthorized disclosure or use of our proprietary information by former employees or affiliates; and
- failure by our commercial partners to comply with their obligations to share technology or use our technology in a limited manner.

Policing unauthorized use of our intellectual property will be difficult and may be cost-prohibitive. We may fail to prevent misappropriation of our technology, particularly in countries where the laws may not protect our proprietary rights to the same extent as do the laws of the United States. If we cannot prevent other companies from using our proprietary technology or if our patents are found invalid or otherwise unenforceable, we may be unable to compete effectively against other manufacturers of ultrasound systems, which could decrease our market share.

Our lack of long-term customer purchase commitments and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenue, higher expense and reduced gross margin.

We do not generally have long-term or volume purchase commitments with our customers, who typically order products on a purchase order basis. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. Varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. These factors expose us to a number of risks:

- If we overestimate our requirements, we may be obligated to purchase more components or third-party products than is required;
- If we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays in shipments and lower revenue;
- We may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and
- Over or under production can lead to higher expense, lower than anticipated revenue, and reduced gross margin.

Effective July 1, 2005, we will be required to account for stock-based awards to employees as a compensation expense that will significantly reduce our net income and earnings per share.

We currently account for stock-based awards to employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." Note 2 to our financial statements, under the heading "Stock-based compensation," reflects the impact during the past three years on our net income (loss) and net income (loss) per share had we determined compensation cost for our stock-based compensation consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation." Recent accounting pronouncement SFAS No. 123R will require us to record compensation expense for stock-based awards to employees in our operations beginning in the third quarter of 2005. This pronouncement will require us to expense outstanding awards under our existing plans as well as any awards made under our proposed 2005 equity incentive plan to be submitted to our shareholders for approval in our 2005 proxy statement. In addition, in our 2005 proxy statement, we have submitted a proposed employee stock purchase plan ("ESPP") to our shareholders for approval. Based upon the structure of the ESPP, we will be required to record compensation expense for financial statement purposes in connection with the rights to purchase our stock to employees under the ESPP as well. The recording of expenses under this pronouncement will significantly reduce our net income and earnings per share.

If our stock price continues to be volatile, your shares may decline in value.

The market price for our common stock, as well as for securities of emerging growth companies generally, has been volatile in the past and is likely to continue to be volatile. You may be unable to resell your shares at or above the price you paid due to a number of factors, many of which are beyond our control, including:

- the difference between quarterly operating results and those expected by investors or securities analysts;
- changes in earnings estimates by analysts;
- announcements of technological innovations or new products by our competitors;
- changes in the structure of healthcare financing and payment systems;
- general conditions in the medical industry or global economy;
- a lack of liquidity in the market for our stock; and
- a significant sale or sales of our common stock by one or more of our shareholders.

Product liability and other claims and product field actions could increase our costs, delay or reduce our sales and damage our reputation, which could significantly impair our financial condition.

Our business exposes us to the risk of product liability, malpractice or warranty claims inherent in the sale and support of medical device products, including those based on claims that the use or failure of one of our products resulted in a misdiagnosis or harm to a patient. Such claims may cause financial loss, damage our reputation by raising questions about our products' safety and efficacy, and could interfere with our efforts to market our products. Although to date we have not been involved in any medical malpractice or product liability litigation, we may incur significant liability if such litigation were to occur. We may also face adverse publicity resulting from product field actions or regulatory proceedings brought against us. Although we currently maintain liability insurance in amounts we believe are commercially reasonable, any product liability we incur may exceed our insurance coverage. Liability insurance is expensive and may cease to be available on acceptable terms, if at all. A product liability or other claim or product field action not covered by our insurance or exceeding our coverage could significantly impair our financial condition. In addition, a product field action or a liability claim against us could significantly harm our reputation and make it more difficult to obtain the funding and commercial relationships necessary to maintain our business.

Our efforts to integrate the business and technology of any future acquisition, even if successful, may result in significant costs or create significant disruptions that outweigh the benefits of any such acquisition.

As part of our business strategy, we may acquire other companies, products or technologies. We may fail in our attempt to successfully integrate into our business the operations, technology, products, customers, suppliers and personnel of any such acquired business or technology. Even if integration is successful, any such acquisition may include costs for:

- integration of operations, including combining teams and processes in various functional areas;
- market acceptance and integration of new technology into our products;
- fees and expenses of professionals involved in completing the integration process; and
- potential existing liabilities of any future acquisition target.

Additionally, our efforts to consummate an acquisition or to successfully integrate any such acquisition could place a significant burden on our management and internal resources and disrupt our business. If we fail in our attempts to integrate any acquired business or technology, or if the costs and burdens of such acquisition or integration outweigh the benefits of such acquisition, our financial resources or financial results could be impaired.

In May 2004, we acquired 100% of the outstanding common shares of SonoMetric Health, Inc., or SonoMetric. The results of SonoMetric's operations have been included in our consolidated financial statements since that date. We currently sell a stand-alone version of SonoMetric's software, SonoCalc, that measures the intima media thickness, or IMT, of the carotid artery and plan to incorporate SonoMetric's software into our products. Since the acquisition, revenue from sales of this software has not been significant. At December 31, 2004, we had approximately $2.5 million of goodwill and intangible assets on our balance sheet related to the SonoMetric acquisition. Any impairment of these assets in the future could result in charges to our operating results.

Our future capital-raising activities or acquisition of businesses or assets could involve the issuance of equity securities, which would dilute your investment and could result in a decline in the trading price of our common stock.

To meet our long-term funding requirements, we may sell securities in the public or private equity markets if and when conditions are favorable, even if we do not have an immediate need for additional capital at that time. For example, in May 2002, we raised net proceeds of $42.6 million through the sale of 2,700,000 shares of our common stock. Furthermore, we may enter into financing transactions at prices that represent a substantial discount to market price. In addition, we may issue a significant amount of our securities in connection with our purchase of, or strategic investment in, other businesses or assets. Raising funds or paying for acquisitions through the issuance of equity securities will dilute the ownership of our existing shareholders. A negative reaction by investors and securities analysts to any sale or issuance of our equity securities could result in a decline in the trading price of our common stock.

Additionally, in our 2005 proxy statement, we have submitted for shareholder approval a new employee stock incentive plan totaling 1,300,000 shares and a new employee stock purchase plan totaling 1,000,000 shares, which will further dilute the ownership of our existing shareholders.

The concentrated ownership of our common stock could delay or prevent a change of control, which could cause a decline in the market price of our common stock.

As of December 31, 2004, our executive officers, directors and affiliated entities together beneficially owned approximately 6.0% of the outstanding shares of our common stock. Based on currently available information, seven other shareholders owned in the aggregate approximately 49.8% of the outstanding shares of our common stock. Among these shareholders, the State of Wisconsin Investment Board owned approximately 10.5% of the outstanding shares of our common stock and Kopp Investment Advisors, Inc. owned approximately 9.1%. As a result, these shareholders or any other concentrated owner may be able to exert significant influence over all matters requiring shareholder approval, including the election of directors, matters relating to the attraction and retention of employees, such as stock option plans, and approval of significant corporate transactions that could include certain matters relating to future financing arrangements and unsolicited tender offers. This concentration of ownership may delay, deter or prevent a third party from acquiring control over us at a premium over the then-current market price of our common stock, which could result in a decline in our stock price.

The termination or other loss of our license to use certain ATL technology would significantly impair our ability to manufacture, market and sell our products.

We license certain technology from ATL that is incorporated into our single technology platform, and we use this ATL technology in all of our hand-carried ultrasound imaging systems. Virtually all of our revenue is attributable to products incorporating this ATL technology.

ATL may terminate our license in the event of an uncured material default by us in our obligations under the license agreement. Although many key aspects of our technology platform, including the high level of miniaturization that allows us to manufacture our systems, are independently owned by us under the terms of our spin-off from ATL, the termination or other loss of our license to use ATL technology would significantly impair our ability to manufacture, market and sell our products. If this license is terminated, we may be unable to generate sufficient revenue to maintain our business.

Our restated articles of incorporation, our bylaws, Washington law and some of our agreements contain provisions that could discourage a takeover and prevent shareholders from receiving a premium for their shares.

There are provisions in our restated articles of incorporation, our bylaws and Washington law that make it more difficult for a third party to obtain control of us, even if doing so would be beneficial to our shareholders.

Additionally, our acquisition may be made more difficult or expensive by the following:

- change of control provisions in our license agreement with ATL, which require us to pay ATL $75 million if, at any time through April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors;

- acceleration provisions in benefit plans and change-in-control agreements with our employees; and

- our shareholder rights plan, which is designed to dilute a hostile acquiror's interest so that the acquisition becomes prohibitively expensive. Under our rights plan, each of our shareholders has one share purchase right for each share of common stock held, with each right having an exercise price approximating our board of directors' estimate of the long-term value of one share of our common stock. The rights are triggered if an acquiror acquires, or successfully makes a tender offer for, 20% or more of our outstanding common stock. In such event, each shareholder other than the acquiror would have the right to purchase, at the exercise price, a number of newly issued shares of our capital stock at a 50% discount. If the acquiror were to acquire 50% or more of our assets or earning power, each shareholder would have the right to purchase, at the exercise price, a number of shares of acquiror's stock at a 50% discount. Our board of directors may redeem the rights at a nominal cost at any time before a person acquires 20% or more of our outstanding common stock, which allows board-approved transactions to proceed. In addition, our board of directors may exchange all or part of the rights (other than rights held by the acquiror) for such number of shares of our common stock equal in value to the exercise price. Such an exchange produces the desired dilution without actually requiring our shareholders to purchase shares.

If we incur a tax liability in connection with our spin-off from ATL, we would be required to pay a potentially significant expense, which would diminish our financial resources.

Our spin-off was treated by ATL as a tax-free spin-off under Section 355 of the Internal Revenue Code of 1986. If ATL were to recognize taxable gain from the spin-off, the Internal Revenue Service, or IRS, could impose that liability on any member of the ATL consolidated group as constituted prior to the spin-off, including us. Generally, the IRS may assert that our spin-off from ATL is a taxable transaction until the expiration of the statute of limitations applicable to ATL with respect to the spin-off transaction. The expiration of the statute of limitations with respect to the spin-off transaction depends upon the actions and tax filings of ATL and the special rules applicable to spin-offs in general, which special rules could result in the extension of the general statute of limitations for an indefinite period of time. In the event of a tax liability, ATL has agreed to cover 85% of any such liability, unless the tax is imposed due to our actions solely or by ATL solely, in which case, we have agreed with ATL that the party who is solely at fault shall bear all of the tax liability. We are unaware of any actions that would result in a tax liability to us under the indemnity agreement regarding the spin-off transaction. We are aware that ATL was acquired in a transaction subsequent to the spin-off transaction, which could potentially result in the spin-off being treated as a taxable transaction, but which resulting tax liability in our view would be the sole responsibility of ATL pursuant to our agreement with ATL. ATL may refuse, however, to indemnify us for a tax liability arising out of the spin-off transaction or may argue that it did not cause the tax liability to be imposed. In such event, we may incur a significant expense for all or a portion of the taxes related to the spin-off.

ITEM 2. PROPERTIES

Our principal offices are located in Bothell, Washington, where we lease two buildings totaling approximately 105,000 square feet. These facilities include approximately 43,000 square feet of office space and 62,000 square feet of manufacturing and warehouse space. The leases run through 2007 and 2008. We believe that these facilities will be adequate to meet our needs for the foreseeable future. Additionally, we lease smaller office facilities at each subsidiary location.

ITEM 3. LEGAL PROCEEDINGS

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180PLUS, SonoHeart and SonoHeart Plus devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino filed a summary judgment motion based on its allegations of infringement.

On September 30, 2004, the Texas court issued its rulings on the summary judgment motions. First, the court denied our motion for summary judgment based on invalidity, finding that there are issues of fact in dispute that must be resolved by a jury at trial. Second, the court granted Neutrino's motion for summary judgment of infringement, finding that the SonoSite products infringe the '021 patent as the court has construed the claims in the Markman hearing. As a result, the court ordered us and Neutrino to enter into mediation, which was required to be completed by January 31, 2005. Mediation was unsuccessful and the court has set a jury trial date for the fall of 2005. The parties are currently engaged in pretrial motions, discovery, depositions and preparation of expert reports.

Neutrino also filed suit in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of our products by such distributor infringes the '021 patent. SonoSite assumed the defense of the distributor in accordance with our contractual obligations under the distribution agreement. In December 2004, Neutrino agreed to dismissal of all claims in this suit in return for SonoSite's consent to Neutrino's filing of a Second Amended Complaint in the Texas proceeding to add the SonoSite TITAN, SonoHeart ELITE and iLook systems to the Texas suit. Neutrino had also previously filed a similar suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. The Tennessee case was dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Florida action and the Tennessee judgment have no effect on the Texas proceedings.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to pay damages related to past product sales, modify or discontinue selling our products or may enter into royalty or licensing agreements for future product sales, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2004, 2003 and 2002.

In late 2004, Products Group International ("PGI"), a former distributor of our products to the veterinarian market, sent us a demand to arbitrate several issues arising out of two distribution agreements covering the U.S. and certain international markets. PGI claims that we wrongfully terminated those agreements and that oral modifications of those agreements resulted in PGI having the exclusive right to sell our products in North America through December 31, 2006 and in certain foreign countries through December 31, 2007. PGI is seeking future lost profits as well as consequential damages. We have counterclaimed against PGI for full payment of outstanding invoices and lost profits due to PGI's actions.

In February 2005, PGI and we attempted to mediate a settlement in this case, but were unsuccessful. The arbitration is currently scheduled for May 2005. We believe that PGI's claims are without merit, and that we have good and sufficient defenses to the claims asserted against us by PGI. We intend to defend the case vigorously. If, however, we are not successful in our defense of these claims, we could be ordered to pay damages to PGI. Such an outcome could adversely affect our financial condition, results of operation and cash flow.

We have not accrued any amounts for potential losses related to the above matters. Because of uncertainties related to the potential outcome and any range of loss on these matters, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to these matters. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of our shareholders during the fourth quarter of the year ended December 31, 2004.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Market Information

Our common stock is traded on the Nasdaq National Market under the symbol SONO. The high and low sales prices for our common stock for each quarter are listed below. These prices reflect interdealer prices, without retail mark-up, mark-down or commission, and may not necessarily represent actual transactions.

Year	High	Low
2004		
Fourth quarter	$34.47	$24.94
Third quarter	$27.31	$20.92
Second quarter	$25.15	$18.37
First quarter	$26.29	$18.57
2003		
Fourth quarter	$22.20	$15.25
Third quarter	$22.68	$14.85
Second quarter	$22.75	$13.90
First quarter	$15.84	$10.26

We have not declared or paid cash dividends on our common stock. We currently intend to retain all earnings, if any, for future growth and, therefore, do not intend to pay cash dividends on our common stock in the foreseeable future.

Holders

As of February 28, 2005, there were 3,164 holders of record of our common stock. This figure does not include the number of shareholders whose shares are held of record by a broker or clearing agency, but does include each such brokerage house or clearing agency as a single holder of record.

ITEM 6. SELECTED FINANCIAL DATA

The selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this report.

	For the Years Ended December 31,				
	2004	2003	2002	2001	2000
	(in thousands, except per share data)				
Statement of Operations Data					
Revenue	$115,817	$84,770	$73,035	$ 45,695	$ 32,037
Cost of revenue	37,755	30,918	29,800	21,861	18,649
Gross margin	78,062	53,852	43,235	23,834	13,388
Operating expenses:					
Research and development	12,644	11,179	12,126	12,715	11,835
Sales and marketing	51,824	38,474	33,555	22,312	17,371
General and administrative	10,296	7,315	5,983	5,312	4,712
Total operating expenses	74,764	56,968	51,664	40,339	33,918
Other income (loss):					
Interest income	963	965	958	1,123	2,478
Interest expense	—	(23)	(36)	(61)	(90)
Equity in losses of affiliates	(6)	(87)	(188)	(675)	(830)
Other income (loss)	(595)	477	(36)	(291)	—
Total other income	362	1,332	698	96	1,558
Income (loss) before income tax benefit	3,660	(1,784)	(7,731)	(16,409)	(18,972)
Income tax benefit	19,312	—	—	—	—
Net income (loss)	$ 22,972	$(1,784)	$(7,731)	$(16,409)	$(18,972)
Basic net income (loss) per share	$ 1.55	$ (0.12)	$ (0.59)	$ (1.59)	$ (2.01)
Diluted net income (loss) per share	$ 1.46	$ (0.12)	$ (0.59)	$ (1.59)	$ (2.01)
Shares used in computing basic net income (loss) per share	14,829	14,335	13,075	10,300	9,418
Shares used in computing diluted net income (loss) per share	15,737	14,335	13,075	10,300	9,418

	As of December 31,				
	2004	2003	2002	2001	2000
	(in thousands)				
Balance Sheet Data					
Cash and cash equivalents	$ 17,272	$ 13,683	$ 26,381	$33,116	$11,067
Working capital	67,610	54,809	56,705	49,326	40,534
Total assets	155,092	109,090	105,877	63,076	58,024
Long-term obligations, less current portion	—	—	88	185	316
Total shareholders' equity	133,235	95,330	92,614	55,683	47,808

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

We are the world leader in hand-carried ultrasound ("HCU"). We specialize in the development of hand-carried ultrasound systems for use across medical specialties and in a range of settings. Our proprietary technologies have enabled us to design hand-carried diagnostic ultrasound systems that combine all-digital, high-resolution imaging with advanced features and capabilities typically found on cart-based ultrasound systems. We believe that the performance, mobility, durability, ease of use and cost-effectiveness of our products are expanding existing diagnostic ultrasound markets and are opening new markets by bringing ultrasound out of the imaging center to other clinical settings and to the point-of-care such as the patient's bedside or the physician's examining table.

The size, weight, cost and complexity of cart-based ultrasound systems typically require a physician or highly trained clinician to perform the examination in a centralized imaging department, such as a hospital's radiology department. By providing cost effective high performance ultrasound at the point-of-care, our systems can eliminate delays associated with the referral process and enable medical professionals to use ultrasound more conveniently in a wider variety of clinical settings. This increased accessibility is changing clinical practice, improving patient care and has the potential to reduce cost through earlier and more rapid diagnosis of diseases and conditions.

Our products are used for imaging in medical specialties, such as radiology, cardiology, obstetrics and gynecology, emergency medicine, surgery, critical care, internal medicine and vascular medicine. In addition, the U.S. Military has successfully deployed our systems in both traditional hospital settings and into field hospitals and forward surgical teams. We began shipping our first products in September 1999 and today have an installed based of approximately 20,000 systems worldwide.

Our first generation of products includes the 180 and iLook series. The SonoSite 180PLUS system is designed for general ultrasound imaging and the SonoHeart ELITE is specifically configured for cardiovascular applications. The iLook 25 imaging tool is designed to provide visual guidance for physicians and nurses while performing vascular access procedures and the iLook 15 imaging tool is designed to provide imaging of the chest and abdomen. Our second generation product, the TITAN system, began shipping in June 2003. This high performance system has both general imaging and cardiology capabilities. We have announced that we will introduce a product based on our third generation technology in the first half of 2005.

We were formerly a division of ATL Ultrasound, Inc., or ATL. On April 6, 1998, we were spun-off as an independent, publicly owned Washington corporation. ATL retained no ownership in us following the spin-off. We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these consolidated financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including those related to product returns, bad debts, inventories, investments, warranty obligations, service contracts, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. The results form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Our critical accounting policies and estimates are as follows:

Accounts receivable. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. We determine the adequacy of these allowances by regularly reviewing the agings of our accounts receivable and evaluating individual customer receivables, considering customers' financial condition, historical payment experience, credit history and current economic condition. Losses can be difficult to anticipate. An increase in losses beyond those expected by management would reduce earnings when they become probable or as the estimated loss increases.

Revenue recognition. We recognize revenue on products and accessories when goods are shipped under an agreement with a customer, risk of loss and title have passed to the customer, sales returns are estimable and collection of any resulting receivable is reasonably assured. For service contracts, revenue is recognized over the term of the contract. Revenue is recorded net of estimated returns. Sales discounts are recorded as a reduction in revenue.

In connection with sales to certain specific international customers, we sometimes conclude that full collection of the related accounts receivable is not reasonably assured due to extended payment terms or the financial condition of our customer and, consequently, we do not recognize revenue or cost of revenue at the time of title transfer. In instances where collection is not reasonably assured, revenue and cost of revenue are recorded when cash is received.

Our sales arrangements may contain multiple elements, which include hardware and software products. Revenue from the sale of software-related elements in these arrangements is recognized in accordance with the American Institute of Certified Public Accountants Statement of Position 97-2, "Software Revenue Recognition," as amended. We have vendor specific objective evidence, or VSOE, of fair value for our products. Accordingly, for transactions that have undelivered elements for which we have VSOE of the elements, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until the element is delivered to the customer.

Valuation of inventories. Inventories are stated at the lower of cost or market on a first-in, first-out method. Included in our inventories balance are demonstration products used by our sales representatives and marketing department and items that have been shipped to customers for which revenue recognition requirements have not been met. Adjustments to reduce carrying costs are recorded for obsolete material, earlier generation products and used or refurbished products held either as saleable inventory or as demonstration product. Inventory items for which title has passed to customers are evaluated for recoverability based on the same process we use to evaluate collection of accounts receivable.

We make judgments regarding the carrying value of our inventories based on current market conditions. Market conditions may change depending upon competitive product introductions, consumer demand and reimbursement criteria in the medical community. If market conditions change or if the introduction of new products by us impacts the market for our previously released products, we may be required to write down the cost of our inventories.

Goodwill. Goodwill represents the excess of cost over the estimated fair value of net assets acquired in connection with our acquisition of SonoMetric Health, Inc. ("SonoMetric"). We used the guidance provided by the Financial Accounting Standards Board's Emerging Issues Task Force Issue No. 98-3 to determine that the acquisition of SonoMetric constituted the purchase of a business because it had the necessary inputs, processes and outputs. We test goodwill for impairment on an annual basis, or more frequently if circumstances dictate, for each reporting unit identified for purposes of accounting for goodwill. A reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component is a reporting unit if the component constitutes a business for which discrete financial information is available and segment management regularly reviews the operating results of that component. Discrete financial information is available only for SonoSite as a whole; there is no discrete financial information available for SonoMetric because it was incorporated into SonoSite immediately after acquisition. Therefore, SonoSite is the reporting unit to which goodwill resulting from the SonoMetric acquisition is assigned.

Application of the goodwill impairment test requires judgment, including the identification of reporting units, assigning assets and liabilities to reporting units, assigning goodwill to reporting units, and determining the fair value of each reporting unit. Changes in these estimates and assumptions could potentially result in recognition of an impairment of goodwill, which would be reflected as a loss on our statement of operations and as a reduction in the carrying value of goodwill.

Intangible Assets. Our intangible assets are comprised primarily of acquired technology and non-compete agreements related to the SonoMetric acquisition. We use our judgment to estimate the fair value of each of these intangible assets. Our judgment about fair value is based on our expectation of future cash flows and an appropriate discount rate. We also use our judgment to estimate the useful lives of each intangible asset.

With respect to these intangible assets, we evaluate the remaining useful lives annually. We also evaluate whether our intangible assets are impaired annually, or more frequently if circumstances dictate. If we conclude that any of our intangible assets is impaired, we would record this as a loss on our statement of operations and as a reduction to the intangible asset.

Warranty expense. We accrue estimated warranty expenses at the time of sale for costs expected to be incurred under our product warranties. This provision for warranty expenses is made based upon our historical experience and management's judgment. We have limited history with some of our products. Any unexpected increase in defects would result in an increase in warranty expense and a reduction in earnings.

Income taxes. As part of the process of preparing our consolidated financial statements, we are required to determine our income taxes. This process involves calculating our current tax obligation or refund and assessing the nature and measurements of temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences, and our net operating loss and credit carryforwards, result in deferred tax assets and liabilities. In each period, we assess the likelihood that our deferred tax assets will be recovered from existing deferred tax liabilities or future taxable income in each jurisdiction. To the extent we believe that we do not meet the test that recovery is "more likely than not", we establish a valuation allowance. To the extent that we establish a valuation allowance or change this allowance in a period, we adjust our tax provision or tax benefit in the statement of operations. We use our judgment to determine our provision or benefit for income taxes, and any valuation allowance recorded against our deferred tax assets.

Since our inception, we have accumulated U.S. federal income tax net operating loss carryforwards, foreign net operating loss carryforwards and research and experimentation tax credit carryforwards. Deferred tax assets were recognized on our balance sheet in the fourth quarter of 2004 resulting in a one-time income tax benefit. Prior to this time, we provided a full valuation allowance against our deferred tax assets. The deferred tax assets primarily represent the income tax benefit of U.S. net operating losses we have incurred. As required by SFAS No. 109, "Accounting for Income Taxes," we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets related to our U.S. operations would be realized. We have retained a valuation allowance against our deferred tax asset resulting from our international operations. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable U.S. profitability for the foreseeable future, we now believe it is more likely than not that the U.S. deferred tax assets will be fully realized. We will reevaluate our ability to utilize our NOL and tax credit carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments that may be required to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL and tax credit carryforwards actually used in future quarters. The future impact on net income may therefore be positive or negative, depending on the net result of such adjustments and charges.

Accounting for Stock-Based Compensation. We have elected to measure our stock-based compensation expense relating to grants to employees under our stock option plans using the intrinsic value method. Under this method, we record no compensation expense when we grant stock options to employees if the exercise price for a fixed stock option award granted to an employee is equal to the fair value of the underlying common stock at the date we grant the stock option.

A different method for accounting for employee stock option grants is the fair value method. Under the fair value method, a company is required to determine the fair value of options granted to employees based on an option pricing model which incorporates such factors as the current stock price, exercise price of the options, expected volatility of future movements in the price of the underlying stock, risk-free interest rates, the expected term of the options and any dividends expected to be paid. The fair value determined under this method is then recognized over the vesting period of the related options.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123R, "Share-based Payment". Under SFAS 123R, the Company will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation amount calculated under the fair value method will then be recognized over the respective vesting period of the stock option. The Company will adopt the provisions of SFAS 123R during the third quarter of 2005. The adoption of SFAS 123R is expected to have a material impact on the Company's results of operations. Also, SFAS 123R will require us to reflect the tax savings resulting from tax deductions in excess of the expense reflected in our financial statements as a financing cash flow, which may have a material impact on our future reported cash flows from operating activities.

Results of Operations

Revenue

Revenue increased to $115.8 million in 2004, compared to $84.8 million in 2003 and $73.0 million in 2002. The increase in revenue in 2004 compared to 2003 was primarily due to increased international sales in Europe, the U.S. and Japan, resulting primarily from increased sales of TITAN systems.

Revenue increased to $84.8 million in 2003, compared to $73.0 million in 2002. The increase in revenue in 2003 compared to 2002 was primarily due to an increase in sales in the U.S. and Europe.

United States

U.S. revenue increased to $61.3 million in 2004, compared to $52.4 million in 2003, due to higher sales force productivity. Government and military sales declined in 2004 compared to 2003.

U.S. revenue increased to $52.4 million in 2003, compared to $42.6 million in 2002, due to new product sales (sales of TITAN systems, which were introduced during 2003), increased government and military sales and higher sales force productivity.

Rest of the world

Revenue from Europe, Africa and the Middle East increased to $35.0 million in 2004 from $21.3 million in 2003 primarily due to an increase in revenue from direct sales in the United Kingdom and Germany and sales to our distributor in Italy. Changes in exchange rates accounted for approximately $2.3 million of the increase in revenue in 2004. Revenue from Europe, Africa and the Middle East increased to $21.3 million in 2003 from $14.8 million in 2002 primarily due to an increase in revenue from direct sales in the United Kingdom, France and Germany. Changes in exchange rates accounted for approximately $2.1 million of the increase in revenue in 2003.

Revenue from Canada, Australia, South America, Latin America and Asia (excluding Japan) increased to $9.8 in 2004 from $9.5 million in 2003. Revenue from Canada, Australia, South America, Latin America and Asia (excluding Japan) increased to $9.5 million in 2003 from $8.1 million in 2002 primarily due to a large sale to the government of Argentina.

Revenue from Japan increased to $9.7 million from $1.6 million in 2003 primarily due to sales under our exclusive TITAN distribution arrangement with our distributor, Aloka Co. Ltd., initial sales under our exclusive iLook system distribution arrangement with our distributor, Nippon Sherwood Medical Industries Ltd., and direct sales by our new subsidiary. Revenue from Japan decreased to $1.6 million in 2003 from $7.5 million in 2002 primarily due to a decrease in orders from our former distributor, Olympus. The Olympus organization underwent significant organizational changes, which affected its ability to provide sufficient sales and marketing focus on our products. As a result, we established additional distribution relationships and our own subsidiary in Japan.

We anticipate that revenue will increase in 2005 compared to prior years due to continued expansion of our direct selling efforts in the U.S. and Europe, the expansion of our new direct sales operations in Japan, Canada and Australia, the expansion of our sales operations in China, introduction of new products and features, and the overall expansion of market awareness and acceptance of our products. In 2005, we anticipate continued improvement in our revenue from Japan due to the establishment of a direct sales operation there and the establishment of additional distributor relationships. Our newly created wholly-owned subsidiary in Japan has received licenses in its name to sell the 180 series, TITAN systems and iLook systems in Japan. However, regulatory approval of our new product introductions in Japan could be delayed, which could impact our anticipated revenue. Additionally, the expansion of our sales operations in China may not be as successful as anticipated and we may encounter regulatory and other issues in selling our products there. Our revenue may also be impacted by fluctuations in foreign exchange rates in the countries in which we sell our products in currencies other than the U.S. dollar. Increased competition may also impact the extent of the increase in our anticipated growth in revenue. We currently face competition from larger companies that manufacture cart-based and portable ultrasound systems and have greater financial and other resources. Some of these competitors are introducing hand-carried ultrasound products. We anticipate shipping products incorporating our third generation ultrasound technology for selected clinical markets by mid-year 2005. Users of stationary ultrasound carts may not accept the new products, which could discourage widespread new users and uses for them. Our existing customers may not accept the new products due to pricing and functionality differences. If demand for the new products does not meet our projections, we may experience excess inventory levels and may be unable to generate sufficient revenue to grow our business.

Gross margin

Gross margin increased to 67% in 2004, compared to 64% in 2003 and 59% in 2002. The increase in gross margin in 2004 was primarily due to increased average selling prices resulting from increased sales of TITAN systems, improved manufacturing efficiencies due to the increased sales volume, a weaker U.S. dollar and a reduction in the royalty owed to our former parent, ATL, which became effective in September 2004.

The increase in gross margin in 2003 was primarily due to improved manufacturing efficiencies and increased average selling prices. The increased average selling prices resulted primarily from initial sales of TITAN systems, an increase in the percentage of direct sales compared with distributor sales and an increase in sales of products with advanced-feature configurations.

We expect our gross margin percentage in 2005 to increase slightly from 2004, due to increased average selling prices, increased manufacturing efficiencies and also due to a reduction in the royalty owed to ATL. Nevertheless, increased competition from existing and new competitors in the highly portable ultrasound system market could result in lower average realized prices and could lower our gross margin. Our gross margin can be expected to fluctuate in future periods based on the mix of business between direct and distributor sales and our product and accessories sales mixes. Changes in our cost of inventory also may impact our gross margin. Adjustments to reduce carrying costs are recorded for obsolete material, earlier generation products and used or refurbished products held either as saleable inventory or as demonstration product. If market conditions change or the introduction of new products by us impacts the market for our previously released products, we may be required to write down the carrying value of our inventory, resulting in a negative impact on gross margins. Additionally, we rely on our sales forecasts by product to determine production volume. To the extent our sales forecasts or product mix estimates are inaccurate, we may produce excess inventory or experience inventory shortages, which may result in an increase in our costs of revenue, a decrease in our gross margin or lost sales. Our gross margin may also be impacted by fluctuations in foreign exchange rates in the countries in which we sell our products in currencies other than the U.S. dollar.

Operating expenses

Research and development expenses were $12.6 million in 2004, compared to $11.2 million in 2003 and $12.1 million in 2002. Research and development expenses increased in 2004 compared to 2003 primarily due to expenses associated with the development of advanced features and accessories for the TITAN system and the development of our next generation product, which is expected to be released in mid-2005.

Research and development expenses decreased in 2003 compared to 2002 primarily due to expenses incurred in 2002 associated with the development of the TITAN system and the iLook products combined with a reduction in product development costs in 2003 due to the completion of the TITAN system, which first shipped to customers in June 2003.

We anticipate that research and development expenses will increase in 2005 due to increased development related to products utilizing our third-generation technology. However, should our competitors develop products with features that equal or exceed the features that exist in our products, we may incur higher than anticipated research and development costs in order to accelerate existing programs and compete more effectively.

Sales and marketing expenses increased to $51.8 million in 2004, compared to $38.5 million in 2003 and $33.6 million in 2002. The $13.3 million increase in expenses in 2004 compared to 2003 was primarily due to expansion of our international operations, increased compensation for commissions related to the increase in revenue and costs related to improving our sales processes. Changes in exchange rates accounted for approximately $1.3 million of the increase in expenses in 2004.

The $4.9 million increase in sales and marketing expenses in 2003 compared to 2002 was primarily due to increased expenses in Europe. Expenses in Europe increased due to the increase, year over year, in the number of sales representatives there and expenses associated with the TITAN product launch. In addition, expenses increased due to the increase, year over year, in the number of clinical application specialists in the U.S., and expenses associated with the reconfiguration of our U.S. sales territories in early 2003. Changes in exchange rates accounted for approximately $1.4 million of the increase in expenses in 2003.

We anticipate that sales and marketing expenses in 2005 will increase primarily due to marketing expenses associated with the introduction of our next generation product, increased compensation for commissions related to the anticipated increase in revenue, expansion of direct sales operations in Japan, Canada and Australia and continued growth in our European subsidiaries. Additionally, we may incur significant expenses in the expansion of our sales operations in China.

General and administrative expenses were $10.3 million in 2004, compared to $7.3 million in 2003 and $6.0 million in 2002. The increase in general and administrative expenses was related primarily to supporting our business growth, to meeting requirements of Section 404 of the Sarbanes-Oxley Act and in defending our patent rights in the existing Neutrino patent infringement litigation. The increase in 2003 was primarily due to supporting our business growth and to legal and consulting expenses associated with medical reimbursement activities.

We anticipate that general and administrative expenses will increase in 2005 in order to support our increased business activity. Also, we will incur substantial additional legal expenses in connection with pending litigation and arbitration matters. In addition, we may incur unanticipated legal expenses if we become involved in any new litigation.

Other income (loss)

For other income and loss, we reported income of $0.4 million in 2004 compared to $1.3 million in 2003. The decrease in 2004 compared to 2003 was primarily due to net foreign currency losses of approximately $560,000 in 2004 compared to gains of $346,000 in 2003.

We reported income of $1.3 million in 2003 compared to $0.7 million in 2002. The increase in 2003 compared to 2002 was primarily due to net foreign currency gains of approximately $346,000 and net realized gains on investments of approximately $117,000 in 2003.

Income tax benefit

During the fourth quarter of 2004, we recognized deferred tax assets resulting in a net income tax benefit of $19.3 million. The deferred tax assets primarily represent the income tax benefit of U.S. net operating losses and tax credits we have incurred. As required by SFAS No. 109, "Accounting for Income Taxes," we did not recognize any tax assets on our balance sheet until it was "more likely than not" that the tax assets would be realized. We have retained a valuation allowance against our deferred tax assets resulting from our international operations. Based upon a recent review of historical operating performance and our expectation that we will generate sustainable U.S. profitability for the foreseeable future, we now believe it is more likely than not that the U.S. deferred tax assets will be fully realized and, accordingly, recognized an income tax benefit in the fourth quarter of 2004. We will reevaluate our ability to realize our NOL and tax credit carryforwards in future periods and, in compliance with SFAS No. 109, record any resulting adjustments that may be required to deferred income tax expense. In addition, we will reduce the deferred income tax asset for the benefits of NOL carryforwards actually used in future quarters. The future impact on net income may therefore be positive or negative, depending on the net result of such adjustments and charges.

Due to the recognition of deferred tax assets in 2004, we expect to record income tax expense for financial reporting purposes, beginning in 2005, related to the profitability of our U.S. operations. The income tax expense will be based on a blended federal and state rate applied to U.S. income. While this tax expense will reduce net income, no cash will be paid for income taxes, other than required alternative minimum tax and state tax payments, until the NOL and tax credits have been fully utilized.

Liquidity and Capital Resources

Our cash and cash equivalents balance was $17.3 million as of December 31, 2004, compared to $13.7 million as of December 31, 2003. Cash and cash equivalents were primarily invested in money market accounts. Our short-term and long-term investment securities totaled $46.8 million, compared to $47.3 million as of December 31, 2003. Investment securities consist of high-grade U.S. government or corporate debt and high-grade asset-backed securities. While our intent is to hold our securities until maturity, we classify all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies.

Operating activities provided cash of $2.6 million in 2004, compared to cash used of $5.8 million in 2003 and $8.3 million in 2002. The increase in cash provided in 2004 was primarily due to the generation of a net profit in 2004 compared to a net loss in 2003, and an increase in accounts payable and accrued expenses due to increased business activity. This was partially offset by our non-cash deferred tax benefit, increases in accounts receivable and inventories to support our business growth, and an increase in prepaid expenses and other assets due to, among other things, an increased cash deposit for a value-added tax guarantee by our U.K subsidiary. The decrease in cash used in 2003 compared with 2002 was primarily due to a $5.9 million reduction in our net loss. This was offset by increases in accounts receivable and inventories to support our business growth.

We anticipate that cash provided by operations will increase in 2005 compared to 2004 primarily due to anticipated continued profitable operations. This increase will depend on our ability to successfully sell our products, collect our receivables, control our inventories and manage our expenses. Our cash flow from operations may also be impacted by income tax benefits on stock options, which are required to be classified as cash provided by financing activities once we adopt SFAS 123R, "Share-based Payment," in the third quarter of 2005.

Investing activities used cash of $7.2 million in 2004, compared to $10.6 million in 2003 and $42.3 million in 2002. The decrease in cash used in both 2004 and 2003 compared to the prior year was due to a reduction in net purchases of investment securities: $0.5 million in 2004 compared to $8.7 million in 2003 and $39.5 million in 2002. In 2004, this was offset by our acquisition of SonoMetric and increased purchases of property and equipment.

We anticipate using cash to invest in high quality investment instruments in 2005, the extent of which will depend on the interest rate environment during the period and the timing of cash flows from our operations during the period.

Financing activities provided cash of $9.3 million in 2004, compared to $3.7 million in 2003, and $43.5 million in 2002. The main source of cash provided by financing activities in 2004 was the exercise of stock options totaling $9.4 million, compared to $3.8 million in 2003 and $1.0 million in 2002. In May 2002, we received net proceeds of $42.6 million through the sale of 2,700,000 shares of our common stock at $17.25 per share.

We believe that our existing cash and cash generated from operations will be sufficient to fund our operations and planned capital expenditures in 2005. Nevertheless, we may experience an increased need for additional cash due to:

- any significant decline in our revenue or gross margin;
- any delay or inability to collect accounts receivable;
- any acquisition or strategic investment in another business;
- any significant increase in expenditures as a result of expansion of our sales and marketing infrastructure, our manufacturing capability or our product development activities;
- any significant increase in our sales and marketing expenditures as a result of our introduction of new products; and
- any significant increase in expenditures related to the Neutrino patent infringement litigation.

Off-balance sheet arrangements

As of December 31, 2004, we had no off-balance sheet debt. Furthermore, except for certain foreign exchange rate hedging transactions that we enter into from time to time, discussed more fully under "Foreign currency risk" in Item 7A below, we are not a party to any derivative transaction.

We apply the disclosure provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others," to our agreements that contain guarantee or indemnification clauses. We provide (i) indemnifications of varying scope and size to our customers and distributors against claims of intellectual property infringement made by third parties arising from the use of our products; (ii) indemnifications of varying scope and size to our customers against third party claims arising as a result of defects in our products; (iii) indemnifications of varying scope and size to consultants against third party claims arising from the services they provide to us; and (iv) guarantees to support obligations of some of our subsidiaries such as lease payments. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45. To date, we have not incurred material costs as a result of these obligations and do not expect to incur material costs in the future. Accordingly, we have not accrued any liabilities in our consolidated financial statements related to these indemnifications or guarantees.

Contractual obligations

We have the following contractual obligations as of December 31, 2004:

	Payments due by period				
	Total	Less than 1 year	1–3 years	3–5 years	More than 5 years
			(in thousands)		
Operating leases	$ 6,610	$2,039	$3,141	$657	$773
Unconditional purchase obligations	3,642	3,642	—	—	—
	$10,252	$5,681	$3,141	$657	$773

Other commitments

As part of our agreements with our suppliers, suppliers may procure resources and material expected to be used for the manufacture of our product in accordance with our production schedule provided to them. We may be responsible for compensating our suppliers for these procurements in the event these items are not used in the quantities submitted as part of the production schedule or material becomes obsolete as a result of production timing, material changes or design changes.

As part of obtaining our lease for our current facility, we were required to deposit approximately $350,000, representing restricted cash with our bank. Also, we were required to maintain a deposit of approximately $980,000 with our bank in the United Kingdom as security for payment of customs and duties charges. Both amounts are included in other long-term assets and are not included in the table above.

In March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of certain integrated circuit chips used in some of our products. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of these chips from Philips for our anticipated manufacturing needs. In the fourth quarter of 2004, we entered into an additional purchase commitment with Philips totaling approximately $1.9 million for supplies of these same chips. As of December 31, 2004, our remaining total purchase commitment was approximately $3.6 million and we are required to take possession of, and pay for, the balance of the undelivered chips during the first six months of 2005. Demand for our products, however, may exceed our forecasts, in which case we would require additional quantities of these chips to manufacture additional products. Conversely, if demand for our products falls short of our forecasts, we may experience excess inventory of these chips. If our actual demand for these chips varies significantly from our forecasted demand, we may experience delays in manufacturing, lost sales, a write-down of inventory or a deterioration in gross margin.

In the U.S., we have complemented our direct sales efforts by entering into group purchasing agreements with major healthcare group purchasing organizations, or GPOs. Typically, a GPO negotiates with medical suppliers, such as us, on behalf of the GPO's member healthcare facilities, providing such members with uniform pricing and terms and conditions. In exchange, the GPO identifies us as a preferred supplier for its members. Member facilities participating in the GPO's purchasing program can consist of hospitals, medical group practices, nursing homes, surgery centers, managed care organizations, long term care facilities, clinics and integrated delivery networks. Currently, we have GPO supply agreements with various groups including AmeriNet, Inc., Premier, Inc., Broadlane, Inc. (includes Kaiser Permanente, Tenet Healthcare and others) and Consorta, Inc. These agreements require us to pay fees based on the amount of sales generated from these agreements. We recorded fees related to these agreements as sales and marketing expenses in the amounts of approximately $477,000 in 2004, $568,000 in 2003 and $512,000 in 2002.

Recent Accounting Pronouncements

We adopted the provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", or FIN 46R, as of April 1, 2004. FIN 46R addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this interpretation did not have a material effect on our consolidated financial statements.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' " (FSP EITF 03-01-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue 03-01. During the period of the delay, FSP EITF 03-1 states that companies should continue to apply relevant "other-than-temporary" guidance. The adoption of EITF 03-1, excluding paragraphs 10-20, did not have a significant impact on the Company's consolidated financial statements. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs—An Amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of FAS S151 will have a significant effect on our future consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance — that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of SFAS 153 will have a significant effect on our future consolidated financial statements.

In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, or EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a significant effect on our future consolidated financial statements.

In December 2004, the FASB issued Staff Position No. SFAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. SFAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. We do not believe that the adoption of SFAS 109-2 will have a significant effect on our future consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-based Payment". SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, the Company will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation amount calculated under the fair value method will then be recognized over the respective vesting period of the stock option. The Company will adopt the provisions of SFAS 123R during the third quarter of 2005. The adoption of SFAS 123R is expected to have a material impact on the Company's results of operations. Also, SFAS 123R will require us to reflect the tax savings resulting from tax deductions in excess of expense reflected in our financial statements as a financing cash flow, which may have a material impact on our future reported cash flows from operating activities.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest rate risk

We are exposed to market risk relating to changes in interest rates, which could adversely affect the value of our investments in marketable securities.

As of December 31, 2004, our portfolio consisted of $14.3 million of interest-bearing debt securities with maturities of less than one year and $32.5 million of interest-bearing debt securities with maturities of more than one year. Our intent is to hold these securities until maturity, but we have classified them as available-for-sale in the event of unanticipated cash needs. The interest bearing securities are subject to interest rate risk and will fall in value if market interest rates increase. We believe that the impact on the fair market value of our securities and related earnings for 2005 from a hypothetical 10% increase in market interest rates would not have a material impact on the investment portfolio.

Foreign currency risk

Except for sales transacted by our wholly-owned foreign subsidiaries, we transact all our sales in U.S. dollars, or USDs; therefore, the obligations of many of our international customers are in USDs. Our exposure to risk from fluctuations in foreign currencies relates primarily to the strengthening of the USD against the local currency of our international subsidiaries, which may result in foreign exchange losses on transactions with them, and our international customers, which may impact our ability to collect amounts owed by them.

As of December 31, 2004, 61% of our outstanding accounts receivable balance was from international customers, of which 67%, or approximately $14.1 million, was denominated in a currency other than USDs. Total sales for the year ended December 31, 2004 denominated in a currency other than USDs were approximately $33.3 million, or 29% of total consolidated revenues. The British pound, Euro and Japanese yen represented the majority of financial transactions executed in a currency not denominated in USDs. We regularly review our receivable positions in foreign countries for any indication that collection may be at risk. In addition, we utilize letters of credit where they are warranted in order to mitigate our collection risk.

We periodically enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. The currencies hedged during 2004 were the British pound, Euro, Japanese yen, Australian dollar and Canadian dollar. On December 31, 2004, we had no foreign currency forward contracts outstanding.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SONOSITE, INC.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders,
SonoSite, Inc.:

We have audited the accompanying consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule listed in Item 15(a). These consolidated financial statements and the financial statement schedule are the responsibility of SonoSite, Inc.'s management. Our responsibility is to express an opinion on these consolidated financial statements and the financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of SonoSite, Inc. and subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of SonoSite, Inc.'s internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2005 expressed an unqualified opinion on management's assessment of, and an adverse opinion on the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Seattle, Washington
March 15, 2005

SONOSITE, INC.

CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	As of December 31, 2004	As of December 31, 2003
ASSETS		
Current Assets		
Cash and cash equivalents	$ 17,272	$ 13,683
Short-term investment securities	14,319	13,094
Accounts receivable, less allowances of $942 and $933	33,586	25,849
Inventories	17,990	14,148
Deferred income taxes	3,596	—
Prepaid expenses and other current assets	2,476	1,520
Total current assets	89,239	68,294
Property and equipment, net	7,632	5,564
Investment securities	32,490	34,239
Deferred income taxes	21,189	—
Goodwill	972	—
Identifiable intangible assets, net	1,768	—
Other assets	1,802	993
Total assets	$155,092	$109,090
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 6,360	$ 3,054
Accrued expenses	10,747	6,503
Deferred revenue	4,522	3,840
Current portion of long-term obligations	—	88
Total current liabilities	21,629	13,485
Deferred rent	228	275
Total liabilities	21,857	13,760
Commitments and contingencies		
Shareholders' Equity		
Preferred stock, $1.00 par value		
Authorized shares—6,000,000		
Issued and outstanding shares—none	—	—
Common stock, $0.01 par value		
Shares authorized—50,000,000		
Issued and outstanding shares:		
As of December 31, 2004—15,250,783		
As of December 31, 2003—14,572,524	152	146
Additional paid-in capital	196,318	180,839
Accumulated deficit	(64,444)	(87,416)
Accumulated other comprehensive income	1,209	1,761
Total shareholders' equity	133,235	95,330
Total liabilities and shareholders' equity	$155,092	$109,090

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	For the Years Ended December 31,		
	2004	2003	2002
Revenue	$115,817	$84,770	$73,035
Cost of revenue	37,755	30,918	29,800
Gross margin	78,062	53,852	43,235
Operating expenses:			
Research and development	12,644	11,179	12,126
Sales and marketing	51,824	38,474	33,555
General and administrative	10,296	7,315	5,983
Total operating expenses	74,764	56,968	51,664
Other income (loss):			
Interest income	963	965	958
Interest expense	—	(23)	(36)
Equity in losses of affiliates	(6)	(87)	(188)
Other	(595)	477	(36)
Total other income	362	1,332	698
Income (loss) before income tax benefit	3,660	(1,784)	(7,731)
Income tax benefit	19,312	—	—
Net income (loss)	$ 22,972	$ (1,784)	$ (7,731)
Basic net income (loss) per share	$ 1.55	$ (0.12)	$ (0.59)
Diluted net income (loss) per share	$ 1.46	$ (0.12)	$ (0.59)
Weighted average common and potential common shares used in computing:			
Basic net income (loss) per share	14,829	14,335	13,075
Diluted net income (loss) per share	15,737	14,335	13,075

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	For the Years Ended December 31,		
	2004	2003	2002
Operating activities:			
Net income (loss)	$ 22,972	$ (1,784)	$ (7,731)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	2,860	2,493	2,556
Net loss (gains) on investments	(36)	(117)	37
Equity in losses of affiliates	6	87	188
Amortization of premiums on investment securities	743	668	302
Stock-based compensation	139	42	—
Deferred income taxes	(19,546)	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(6,959)	(5,047)	(5,624)
Inventories	(3,559)	(2,019)	(3,350)
Prepaid expenses and other assets	(1,929)	(524)	(627)
Accounts payable	3,276	(1,290)	2,378
Accrued expenses	4,087	935	1,547
Deferred liabilities	595	761	1,978
Net cash provided by (used in) operating activities	2,649	(5,795)	(8,346)
Investing activities:			
Purchase of investment securities	(31,722)	(85,425)	(43,228)
Proceeds from sales/maturities of investment securities	31,184	76,773	3,758
Purchase of property and equipment	(4,614)	(1,924)	(2,808)
Purchase of SonoMetric Health, Inc.	(2,070)	—	—
Net cash used in investing activities	(7,222)	(10,576)	(42,278)
Financing activities:			
Net proceeds from sale of common shares	—	—	42,611
Exercise of stock options	9,435	3,794	954
Repayment of long-term obligations	(88)	(136)	(92)
Net cash provided by financing activities	9,347	3,658	43,473
Effect of exchange rate changes on cash and cash equivalents	(1,185)	15	416
Net change in cash and cash equivalents	3,589	(12,698)	(6,735)
Cash and cash equivalents at beginning of year	13,683	26,381	33,116
Cash and cash equivalents at end of year	$ 17,272	$ 13,683	$ 26,381
Supplemental disclosure of cash flow information:			
Cash paid for interest	$ —	$ (23)	$ (36)
Cash paid for income taxes	$ 28	$ —	$ —

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(in thousands, except shares)

	Common stock		Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive income (loss)	Total shareholders' equity
	Shares	Amount				
Balance at December 31, 2001	11,363,231	$114	$133,470	$(77,901)	$ —	$ 55,683
Comprehensive loss:						
Net loss	—	—	—	(7,731)	—	(7,731)
Net unrealized gain on investment securities	—	—	—	—	272	272
Less reclassification adjustment for losses included in net loss	—	—	—	—	37	37
Foreign currency translation adjustment	—	—	—	—	788	788
Comprehensive loss						(6,634)
Sales of common shares, net of issuance costs of $3,964	2,700,000	27	42,584	—	—	42,611
Exercise of stock options	132,049	1	953	—	—	954
Balance at December 31, 2002	14,195,280	142	177,007	(85,632)	1,097	92,614
Comprehensive loss:						
Net loss	—	—	—	(1,784)	—	(1,784)
Net unrealized loss on investment securities	—	—	—	—	(91)	(91)
Less reclassification adjustment for gains included in net loss	—	—	—	—	(117)	(117)
Foreign currency translation adjustment	—	—	—	—	872	872
Comprehensive loss						(1,120)
Exercise of stock options	377,244	4	3,790	—	—	3,794
Stock-based non-employee compensation	—	—	42	—	—	42
Balance at December 31, 2003	14,572,524	146	180,839	(87,416)	1,761	95,330
Comprehensive income:						
Net income	—	—	—	22,972	—	22,972
Net unrealized loss on investment securities	—	—	—	—	(320)	(320)
Less reclassification adjustment for gains included in net income	—	—	—	—	(36)	(36)
Foreign currency translation adjustment	—	—	—	—	(196)	(196)
Comprehensive income						22,420
Exercise of stock options	678,259	6	9,429	—	—	9,435
Tax benefit from exercise of stock options			5,911			5,911
Stock-based non-employee compensation	—	—	139	—	—	139
Balance at December 31, 2004	15,250,783	$152	$196,318	$(64,444)	$1,209	$133,235

See accompanying notes to the consolidated financial statements

SONOSITE, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Business Overview

SonoSite commenced operations as a division of ATL Ultrasound, Inc., or ATL. We were formed to develop the design and specifications for a high-performance, hand-carried ultrasound imaging system and other mobile ultrasound products for diagnostic imaging in a multitude of clinical and field settings. On April 6, 1998 (the "Distribution Date"), we became an independent, publicly owned company through a distribution of one new share of our stock for every three shares of ATL stock held as of that date. ATL retained no ownership in SonoSite following the spin-off.

Initially, we sold our products primarily through medical product distributors worldwide. In February 2000, we established a contract direct sales force focused exclusively on selling our products within the U.S. In the first quarter of 2001, we elected to convert our contract selling force to direct employees and to expand the number of direct sales people domestically.

During 2001, we established wholly-owned subsidiaries, SonoSite, Ltd., in the United Kingdom, and SonoSite France SARL in France. During 2002, we established wholly-owned subsidiaries, SonoSite GmbH in Germany and SonoSite Iberica, S.L. in Spain. During 2004, we established wholly-owned subsidiaries, SonoSite Japan KK in Japan, SonoSite Australasia Pty Limited in Australia and SonoSite Canada, Inc. in Canada. Each subsidiary is chartered to develop direct selling operations within their assigned territories.

2. Summary of Significant Accounting Policies

Basis of presentation and use of estimates

The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. The consolidated financial statements include the accounts of SonoSite, Inc., and our wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation. In preparing the financial statements, management must make estimates and make assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassification of prior period balances

Certain amounts reported in previous periods have been reclassified to conform to current period presentation.

Cash and cash equivalents

Cash and cash equivalents consist of money market accounts with major U.S. banks and highly liquid debt instruments with original or remaining maturities at purchase of three months or less.

Investment securities

Investment securities consist of high-grade U.S. government or corporate debt and high-grade asset-backed securities. While our intent is to hold our securities until maturity, we classify all securities as available-for-sale, as the sale of such securities may be required prior to maturity to implement management strategies. These securities are carried at fair value, with the unrealized gains and losses reported as a component of other comprehensive income (loss) until realized. Realized gains and losses from the sale of available-for-sale securities, if any, are determined on a specific identification basis.

A decline in market value of any available-for-sale security below cost that is determined to be other than temporary results in a revaluation of its carrying amount to fair value. The impairment is charged to earnings and a new cost basis for the security is established. Premiums and discounts are amortized or accreted over the life of the related security as an adjustment to yield using the effective interest method. Interest income is recognized when earned.

Accounts receivable

In the ordinary course of business, we grant credit to a broad customer base. Of the accounts receivable balance at December 31, 2004, 61% and 39% were receivable from international and domestic parties, prior to any allowance for doubtful accounts. The same percentages as of December 31, 2003 were 52% and 48% prior to any allowance for doubtful accounts.

We maintain allowances for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. When we determine that amounts owed from customers are uncollectible, such amounts are charged off against the allowances for doubtful accounts. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Fair value of financial instruments

The carrying value of our financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and certain long-term other assets, approximates fair value. Cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short-term nature. Other long-term assets approximate fair value as interest rates on these items approximate market. Investment securities are carried at fair value.

We utilize foreign currency forward contracts to reduce our exposure to foreign currency risk due to fluctuations in exchange rates underlying the value of intercompany accounts receivable denominated in foreign currencies. We recognize all derivative financial instruments (foreign currency forward contracts) in accordance with Statement of Financial Accounting Standards, or SFAS, No. 133 "Accounting for Derivative Instruments and Hedging Activities," as amended. Changes in the fair value of derivative instruments are recorded in earnings unless hedge accounting criteria are met. For derivative instruments designated as fair value hedges, the changes in fair value of both the derivative instrument and the hedged item are recorded in earnings. For derivative instruments designed as cash flow and net investment hedges, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income. The ineffective portions are recognized in earnings.

Inventories

Inventories are stated at the lower of cost or market on a first-in, first-out method. Included in our inventories balance are demonstration products used by our sales representatives and marketing department, and items that have been shipped to customers for which revenue recognition requirements have not been met including products whose title and custody have passed to the customer. Adjustments to reduce carrying costs are recorded for obsolete material, earlier generation products and refurbished products held either as saleable inventory or as demonstration product. Inventory items for which title has passed to customers are evaluated for recoverability based on the same process we use to evaluate collection of accounts receivable. If market conditions are less favorable than those projected by management, additional downward inventory cost adjustments may be required.

Property and equipment

Property and equipment are stated at historical cost, less accumulated depreciation and amortization. Maintenance and repair costs are expensed as incurred, with additions and improvements to property and equipment capitalized.

Depreciation and amortization are calculated using the straight-line method over estimated useful lives as follows:

Asset	Estimated Useful Lives
Equipment and computers	3–5 years
Software	3 years
Furniture and fixtures	5 years
Leasehold improvements	Lesser of estimated useful life or expected remaining lease term

Direct internal and external costs for computer software developed for internal use are capitalized in accordance with American Institute of Certified Public Accountants Statement of Position, or SOP, 98-1, "Accounting for Costs of Computer Software Developed or Obtained for Internal Use." Capitalized costs are amortized using the straight-line method over the estimated useful lives beginning when each module is complete and ready for use. Such costs totaled approximately $858,000 in 2004 and were insignificant in 2003 and 2002.

The carrying value of long-lived assets is evaluated for impairment when events or changes in circumstances occur, which may indicate the carrying amount of the asset may not be recoverable. We evaluate the carrying value of the assets by comparing the estimated future undiscounted cash flows generated from the use of the asset and its eventual disposition with the assets' reported net book value. If the estimated future undiscounted cash flows from an asset group are less than the reported net book value of the asset group, we record an impairment loss equal to the excess of the net book value over the estimated fair market value of the asset group.

Goodwill and other intangible assets

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," we perform goodwill impairment tests annually in the fourth quarter of each year, and more frequently if facts and circumstances indicate reporting unit carrying values exceed estimated reporting unit fair values. Intangibles subject to amortization, which consist mainly of acquired software technology and non-compete agreements, are amortized using the straight-line basis over their estimated useful lives of three to seven years. Indefinite-lived intangible assets are tested for impairment annually, and more frequently if facts and circumstances indicate that the asset might be impaired.

Investment in and receivable from affiliates

When we have investments in companies where we have the ability to exercise influence over, but not control, operating and financial policies, these investments are accounted for under the equity method. Accordingly, our share in the net income or loss in these investees is included in other income or loss.

We have a 40% ownership interest in a joint venture in China that is currently inactive and is in the process of being dissolved. At December 31, 2004, our carrying values for both our investment in this joint venture and receivable from this joint venture were zero. In 2003, we entered into a new joint venture in China with a new partner in which we have a 30% ownership interest. At December 31, 2004, the carrying value of this investment was approximately $91,000, which is included in other long-term assets, and the receivable from this investee was approximately $160,000, which is included in accounts receivable.

Concentration of credit and supply risk

Financial instruments that potentially subject us to concentrations of credit risk consist principally of cash equivalents, investments and accounts receivable.

We depend on some single-source suppliers to provide highly specialized parts and other components, and may experience an interruption of supply if a supplier is unable or unwilling to meet our time, quantity and quality requirements. There are relatively few alternative sources of supply for some of these items. A change in demand for some parts by other companies in our industry could also interrupt our supply of components. For example, in March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of certain integrated circuit chips used in some of our products. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of these chips from Philips for our anticipated manufacturing needs. In the fourth quarter of 2004, we entered into another purchase commitment with Philips totaling approximately $1.9 million for additional supplies of these same chips. As of December 31, 2004, our remaining total purchase commitment under both commitments was approximately $3.6 million and we are required to take possession of, and pay for, the balance of the undelivered chips during the first six months of 2005. Demand for our products, however, may exceed our forecasts, in which case we would require additional quantities of these chips to manufacture additional products. Conversely, if demand for our products falls short of our forecasts, we may experience excess inventory of these chips. If our actual demand for these chips varies significantly from our forecasted demand, we may experience delays in manufacturing, lost sales, a write-down of inventory or a deterioration in gross margin.

In addition, we have transferred the production of our main circuit board to one of the world's largest electronic manufacturing services suppliers who produces the board in their Thailand manufacturing facility. If, as a result of this transfer, we experience delays in the receipt of this component, a deterioration in product yields or an increase in costs, we may experience delays in manufacturing, lost sales or a deterioration in gross margin.

Revenue recognition

We recognize revenue on products and accessories when goods are shipped under an agreement with a customer, risk of loss and title have passed to the customer and collection of any resulting receivable is reasonably assured. For service contracts, revenue is recognized over the term of the contract. Revenue is recorded net of estimated returns. Sales discounts are recorded as a reduction of revenue. Deferred revenue primarily represents unearned revenue from service contracts made under agreements with customers. Our typical warranty period is one year and is included with the original purchase of our ultrasound imaging systems. However, the customer can purchase a service contract from us to extend the original warranty period or enhance its coverage. We accrue charges for related product warranty expenses based upon estimated costs to repair or replace products sold.

In connection with sales to certain specific international customers, we sometimes conclude that full collection of the related accounts receivable is not reasonably assured due to extended payment terms or the financial condition of our customer and, consequently, we do not recognize revenue or cost of revenues at the time of title transfer. In instances where collection is not reasonably assured, revenue and cost of revenue is recorded when cash is received. Additionally, in cases of nonstandard delivery and acceptance criteria, we will not recognize revenue at shipment, but rather when the delivery and acceptance criteria have been satisfied.

Our sales arrangements may contain multiple elements, which include hardware and software products. Revenue from the sale of software-related elements in these arrangements is recognized in accordance with SOP 97-2, "Software Revenue Recognition," as amended by SOP 98-9, "Software Revenue Recognition with Respect to Certain Arrangements." We have vendor specific objective evidence, or VSOE, of fair value for our hardware and software products. Accordingly, for transactions that have undelivered elements for which we have VSOE of the elements, revenue equal to the total fair value of the undelivered elements is deferred and is not recognized until the element is delivered to the customer.

Research and development

Research and development costs are expensed as incurred. We have determined that technological feasibility for our software-related products is reached shortly before the products are released to manufacturing. Costs incurred after technological feasibility is established are not material, and accordingly, we expense all software-related research and development costs when incurred.

Advertising costs

We expense costs for advertising and promotional activities as incurred. Advertising and promotional expenses for the years ended December 31, 2004, 2003 and 2002 were $5.9 million, $5.0 million and $4.7 million.

Income taxes

Deferred income taxes are provided based on the estimated future tax effects of temporary differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards arising subsequent to the Distribution Date.

Deferred tax assets and liabilities are measured using enacted tax rates that are expected to apply to taxable income in the years in which those temporary differences and carryforwards are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. A valuation allowance is established when necessary to reduce deferred tax assets to the amount, if any, expected to be realized.

Stock-based compensation

At December 31, 2004, we had five stock-based employee compensation plans, which are described in Note 10. We account for those plans under the intrinsic value method in accordance with the provisions of Accounting Principles Board, or APB, Opinion No. 25, "Accounting for Stock Issued to Employees." Accordingly, compensation cost related to stock option grants to employees has been recognized only to the extent that the fair market value of the stock exceeds the exercise price of the stock option at the date of the grant. The following table illustrates the effect on net income (loss) and net income (loss) per share if we had applied the fair value recognition provisions of SFAS No. 123, "Accounting for Stock-Based Compensation," to stock-based employee compensation (in thousands, except per share data):

	2004	2003	2002
Net income (loss), as reported	$22,972	$(1,784)	$ (7,731)
Adjustment for stock-based employee compensation expense determined under fair value based method and related tax effects	8,803	(5,508)	(7,429)
Pro forma net income (loss)	$31,775	$(7,292)	$(15,160)
Basic net income (loss) per share:			
As reported	$ 1.55	$ (0.12)	$ (0.59)
Pro forma	$ 2.14	$ (0.51)	$ (1.16)
Diluted net income (loss) per share:			
As reported	$ 1.46	$ (0.12)	$ (0.59)
Pro forma	$ 2.04	$ (0.51)	$ (1.16)

We account for non-employee stock-based compensation in accordance with SFAS No. 123 and FASB Emerging Issues Task Force, or EITF, Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services."

The income tax benefit from stock compensation expense in excess of the amounts recognized for financial reporting purposes is credited to additional paid-in capital.

Net income (loss) per share

Basic net income (loss) per share was computed by dividing the net income (loss) by the weighted average common shares outstanding. Diluted net income (loss) per share reflects the potential dilution that could occur if dilutive stock options were exercised.

The following is a reconciliation of the numerator and denominator of the basic and diluted income (loss) per share calculations (in thousands, except per share amounts):

	Year Ended December 31,		
	2004	2003	2002
Net income (loss)	$22,972	$(1,784)	$(7,731)
Weighted average common shares outstanding used in computing basic net income (loss) per share	14,829	14,335	13,075
Effect of dilutive stock options	908	—	—
Weighted average common and potential common shares outstanding used in computing diluted net income (loss) per share	15,737	14,335	13,075
Net income (loss) per share:			
Basic	$ 1.55	$ (0.12)	$ (0.59)
Diluted	$ 1.46	$ (0.12)	$ (0.59)

The diluted share base calculation for the years ended December 31, 2004, 2003 and 2002 excludes 69,900, 2,920,000 and 2,902,000 stock options outstanding because their effect on net income (loss) per share would be anti-dilutive.

Accumulated other comprehensive income

Unrealized gains or losses on our available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income.

The following are the components of accumulated other comprehensive income at December 31 (in thousands):

	2004	2003
Net unrealized gain (loss) on investments	$ (255)	$ 101
Cumulative translation adjustments	1,464	1,660
	$1,209	$1,761

Foreign currency translation

The functional currencies of our international subsidiaries are the local currency of the country in which the subsidiary is located. Assets and liabilities denominated in foreign currencies are translated at the exchange rate on the balance sheet date. Revenues, costs and expenses of international operations are translated at average rates of exchange prevailing during the period. Net realized and unrealized losses on currency transactions included in other income (loss) in the consolidated statements of operations were $560,000 for the year-ended December 31, 2004 compared to net gains of $346,000 for the year-ended December 31, 2003 and none for the year ended December 31, 2002.

Recent accounting pronouncements

We adopted the provisions of FASB Interpretation No. 46 (revised December 2003), "Consolidation of Variable Interest Entities", or FIN 46R, as of April 1, 2004. FIN 46R addresses consolidation of certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. The adoption of this interpretation did not have a material effect on our consolidated financial statements.

In March 2004, the FASB's Emerging Issues Task Force reached a consensus on EITF Issue No. 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments" (EITF 03-1). The guidance prescribes a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosures about unrealized losses on investments. The accounting guidance is effective for reporting periods beginning after June 15, 2004, while the disclosure requirements are effective for annual reporting periods ending after June 15, 2004. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1, "Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' " (FSP EITF 03-01-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF Issue 03-01. During the period of the delay, FSP EITF 03-1 states that companies should continue to apply relevant "other-than-temporary" guidance. The adoption of EITF 03-1, excluding paragraphs 10-20, did not have a significant impact on the Company's consolidated financial statements. The Company will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalized.

In November 2004, the FASB issued SFAS No. 151 "Inventory Costs—An Amendment of ARB No. 43, Chapter 4". SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs and spoilage should be expensed as incurred and not included in overhead. Further, SFAS 151 requires that allocation of fixed and production facilities overheads to conversion costs should be based on normal capacity of the production facilities. The provisions in this statement are effective for inventory costs incurred during fiscal years beginning after June 15, 2005. We do not believe that the adoption of SFAS 151 will have a significant effect on our future consolidated financial statements.

In November 2004, the FASB issued SFAS No. 153 "Exchanges of Nonmonetary Assets—An Amendment of APB Opinion No. 29". The provisions of this statement are effective for non-monetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. This statement eliminates the exception to fair value for exchanges of similar productive assets and replaces it with a general exception for exchange transactions that do not have commercial substance—that is, transactions that are not expected to result in significant changes in the cash flows of the reporting entity. We do not believe that the adoption of FAS S153 will have a significant effect on our future consolidated financial statements.

In November 2004, the FASB's Emerging Issues Task Force reached a consensus on Issue No. 03-13, or EITF 03-13, "Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations". The guidance should be applied to a component of an enterprise that is either disposed of or classified as held for sale in fiscal periods that began after December 15, 2004. We do not believe that the adoption of EITF 03-13 will have a significant effect on our future consolidated financial statements.

In December 2004, the FASB issued Staff Position No. SFAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004". The American Jobs Creation Act of 2004 introduces a special one-time dividends received deduction on the repatriation of certain foreign earnings to a U.S. taxpayer, provided certain criteria are met. SFAS 109-2 provides accounting and disclosure guidance for the repatriation provision, and was effective immediately upon issuance. We do not believe that the adoption of SFAS 109-2 will have a significant effect on our future consolidated financial statements.

In December 2004, the FASB issued SFAS No. 123R, "Share-based Payment". SFAS 123R revises SFAS 123 and supersedes APB 25. SFAS 123R applies to transactions in which an entity exchanges its equity instruments for goods or services and also applies to liabilities an entity may incur for goods or services that are based on the fair value of those equity instruments. Under SFAS 123R, the Company will be required to follow a fair value approach using an option-pricing model, such as the Black-Scholes option valuation model, at the date of a stock option grant. The deferred compensation amount calculated under the fair value method will then be recognized over the respective vesting period of the stock option. The Company will adopt the provisions of SFAS 123R during the third quarter of 2005. The adoption of SFAS 123R is expected to have a material impact on the Company's results of operations. Also, SFAS 123R will require us to reflect the tax savings resulting from tax deductions in excess of expense reflected in our financial statements as a financing cash flow, which may have a material impact on our future reported cash flows from operating activities.

3. Arrangements with ATL

We entered into several agreements with ATL effective as of the Distribution Date. These agreements were negotiated between our chief executive officer and the chief executive officer of ATL. Both parties considered the terms of these agreements competitive with the cost of obtaining such rights and services in arm's-length negotiations with third parties. The following is a summary of the remaining significant agreement still in effect:

Technology Transfer and License Agreement

We entered into a technology transfer and license agreement with ATL pursuant to which we took ownership of certain ultrasound technology developed as part of a government grant and also patent rights, which had been established or were being pursued for that technology. As part of this agreement, we also entered into a cross-license whereby we had the exclusive right to use certain ATL technology existing on April 6, 1998 or developed by ATL during the three-year period following April 6, 1998 in ultrasound systems weighing 15 pounds or less, and ATL had the exclusive right to use our technology existing on April 6, 1998 or developed by us during the same three-year period in ultrasound systems weighing more than 15 pounds. On April 6, 2003, this cross-license became nonexclusive and, except for the patented technology of each party, now extends to all ultrasound systems regardless of weight.

Our license from ATL bears a royalty equivalent to a percentage of the net sales of ultrasound products under fifteen pounds that use ATL technology. A reduction in the royalty percentage owed to ATL became effective in September 2004. Royalty payments are required through September 2007. If prior to April 6, 2006, any single person or entity engaged in the medical diagnostic imaging business, other than through the sale or manufacture of our products, obtains, directly or indirectly, voting control of a majority of our common stock or the power to elect our entire board of directors, we will be required to pay $75 million to ATL. For the years ended December 31, 2004, 2003 and 2002, we incurred a royalty expense to ATL of $2.6 million, $2.2 million and $1.8 million, which is included in cost of revenue.

4. Cash, cash equivalents and investment securities

The following table summarizes our cash, cash equivalents and investment securities at fair value (in thousands):

	As of December 31,	
	2004	2003
Cash	$ 7,115	$ 4,147
Cash equivalents:		
Money market accounts	10,157	9,536
Total cash and cash equivalents	$17,272	$13,683
Investment securities:		
Short-term	$14,319	$13,094
Long-term	$32,490	$34,239

The amortized cost, gross unrealized holding gains and losses and fair value of investment securities classified as available-for-sale securities as of December 31, 2004 were as follows (in thousands):

	Amortized cost	Gross unrealized holding gains	Gross unrealized holding losses	Fair value
Short-term:				
U.S. Government and agencies	$13,370	$—	$ (73)	$13,297
Corporate bonds	1,030	—	(8)	1,022
Total short-term investments	$14,400	$—	$ (81)	$14,319
Long-term:				
Asset-backed securities	$25,346	$ 6	$ (88)	$25,264
Corporate bonds	4,805	—	(61)	4,744
U.S. Government and agencies	2,513	—	(31)	2,482
Total long-term investments	$32,664	$ 6	$(180)	$32,490

The following table summarizes our realized gains and losses on investments for the years ended December 31 (in thousands):

	2004	2003	2002
Gains	$ 55	$169	$ 7
Losses	(19)	(52)	(44)
Net gains (losses)	$ 36	$117	$(37)

Short-term and long-term investments with unrealized losses as of December 31, 2004, consisted of the following (in thousands):

Less than 12 months:	Gross unrealized losses	Fair value
Asset-backed securities	$ (88)	$19,771
U.S. Government and agencies	(104)	15,779
Corporate bonds	(69)	5,766
Total	$(261)	$41,316

The $0.3 million of gross unrealized losses as of December 31, 2004, which pertains to 33 securities, was generated within the past 12 months and was primarily caused by changes in interest rates. There were no realized losses generated from other-than-temporary impairment for these securities during 2004, 2003 or 2002.

Long-term investments generally mature in less than three years.

5. Financial statement detail as of December 31, 2004 and 2003

Inventories consisted of the following (in thousands):

	2004	2003
Raw material	$ 5,965	$ 4,479
Work-in-process	—	48
Demonstration inventory	4,112	2,578
Finished goods	7,913	7,043
Total inventories	$17,990	$14,148

At December 31, 2003, finished goods included approximately $0.2 million of inventory whose title had passed to the customer and for which revenue had not yet been recognized.

Property and equipment consisted of the following (in thousands):

	2004	2003
Equipment, other than computer	$ 9,810	$ 7,517
Software	4,746	3,657
Computer equipment	3,540	3,115
Furniture and fixtures	2,035	1,391
Leasehold improvements	1,175	932
	21,306	16,612
Less accumulated depreciation and amortization	(13,674)	(11,048)
Total property and equipment, net	$ 7,632	$ 5,564

Depreciation expense for the years ended December 31, 2004, 2003 and 2002 was $2.6 million, $2.5 million and $2.6 million.

Accrued expenses consisted of the following (in thousands):

	2004	2003
Payroll and related	$ 6,828	$3,641
Outside services	1,023	935
Warranty	561	381
Royalties	524	706
Other	1,811	840
Total accrued expenses	$10,747	$6,503

The warranty liability is summarized as follows (in thousands):

	Beginning of year	Charged to cost of revenue	Applied to liability	End of year
Year ended December 31, 2004	$381	$709	$(529)	$561
Year ended December 31, 2003	$331	$351	$(301)	$381
Year ended December 31, 2002	$281	$300	$(250)	$331

6. Acquisition

On May 20, 2004, we acquired 100% of the outstanding common shares of SonoMetric Health, Inc. ("SonoMetric"). The results of SonoMetric's operations have been included in our consolidated financial statements since that date. SonoMetric is a medical software company whose primary product is designed to be used with ultrasound technology to measure the intima media thickness, or IMT, of the carotid artery. Increased thickness of the IMT in the carotid artery is associated with an increased risk of developing atherosclerosis, which is a leading cause of heart disease. We currently sell a stand-alone version of SonoMetric's software, SonoCalc™, and plan to incorporate SonoMetric's software into our products. We believe this acquisition will enhance the sales of our products in the cardiovascular disease diagnostic market.

We purchased all of SonoMetric's outstanding common shares for an immediate cash payment of $1.5 million, plus future cash payments of up to $4.5 million contingent upon the amount of revenue recognized from the sale of SonoMetric's software over the five-year period following the closing date of the acquisition. In addition to the immediate cash payment, we also incurred $388,000 in acquisition-related expenses, bringing the initial aggregate purchase price to $1,888,000. This business combination was not material to our operations.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of acquisition. As part of the consideration paid to SonoMetric, the company paid off the assumed liabilities upon closing.

(in thousands)	At May 20, 2004
Intangible assets	$1,770
Goodwill	300
Total assets acquired	2,070
Other assets and liabilities, net	(182)
Net assets acquired	$1,888

Of the $1.77 million of acquired intangible assets, $1.3 million was assigned to existing software technology that is amortized using the straight-line basis over seven years and $470,000 was assigned to non-compete agreements with former shareholders of SonoMetric that is amortized using the straight-line basis over three years. Any future contingent payments that are made will be recorded as additional goodwill.

In the fourth quarter of 2004, in connection with the reduction of our valuation allowance related to U.S. income taxes, we recorded additional goodwill of $672,000 related to the SonoMetric acquisition.

7. Goodwill and other intangible assets

As of December 31, 2004, goodwill was $972,000 and intangible assets subject to amortization, which collectively had a remaining weighted average useful life of approximately five years, were $1,768,000, net of accumulated amortization of $266,000. Amortization expense of approximately $266,000 related to intangible assets was recorded for the years ended December 31, 2004. No amortization expense related to intangible assets was recorded for the years ended December 31, 2003 and 2002. Amortization expense of intangible assets is estimated to be approximately $430,000 per year in 2005 and 2006, $273,000 in 2007, and $186,000 per year in 2008 and 2009. We have no indefinite-lived intangible assets.

8. Investments in and receivables from affiliates

In 1999, we made an initial capital contribution of $400,000 in the form of inventory into SonoSite China Limited ("SonoSite China") for a 40% ownership interest. We accounted for this investment under the equity method of accounting. SonoSite China is currently in the process of being dissolved. As of December 31, 2004, our net investment balance in SonoSite China was zero. For the years ended December 31, 2004, 2003 and 2002, we recognized revenue from sales to SonoSite China in the amount of $0, $0 and $262,000.

In 2003 and 2004, we invested a total of $183,000 into SonoSite China Medical Limited ("SonoSite China Medical") for a 30% ownership interest. We account for this investment under the equity method of accounting. As of December 31, 2004, our net investment balance in SonoSite China Medical was approximately $91,000. For the years ended December 31, 2004 and 2003, we recognized revenue from sales to SonoSite China Medical in the amount of $316,000 and $329,000.

9. Hedging activities

We periodically enter into foreign currency forward contracts to reduce the impact of adverse fluctuations on earnings associated with foreign currency exchange rate changes. We do not enter into any derivative transaction for speculative purposes. These contracts are not designated as cash flow, fair value or net investment hedges under SFAS No. 133 and therefore, are marked-to-market with changes in fair value recorded to earnings. These contracts are entered into for periods consistent with the currency transaction exposures, generally three months. Any gains and losses on the fair value of these contracts would be largely offset by losses and gains on the underlying transactions.

The currencies hedged during 2004 were the British pound, Euro, Japanese yen, Australian dollar and Canadian dollar. On December 31, 2004, we had no foreign currency forward contracts outstanding.

Net recognized losses from foreign currency forward contracts for the years ended December 31, 2004 and 2003 totaled $2.0 million and $0.7 million, and are included in other income (loss) in the consolidated statements of operations. These losses are substantially offset by foreign exchange gains on intercompany balances recorded by our subsidiaries. We did not enter into any derivative instruments in 2002.

10. Shareholders' equity

Stock option plans

As of December 31, 2004, we had the following stock compensation plans: the 1998 Nonofficer Employee Stock Option Plan ("1998 NOE Plan"), the 1998 Stock Option ("1998 Plan"), the Nonemployee Director Stock Option Plan ("Director Plan"), the Management Incentive Compensation Plan ("MIC Plan"), and the Adjustment Plan. Additionally, through 2004, we granted a total of 165,000 options outside of these plans to corporate officers, which are included within the information presented herein and contain similar provisions to our 1998 Plan. We account for stock options issued to employees under provisions of APB 25 and therefore, to the extent the fair value of the underlying stock is equal to or less than the exercise price on the measurement date, no compensation expense is recognized for employee stock option grants.

The pro forma effect on our net income (loss) if we accounted for the costs relating to all option grants under the provisions of SFAS No. 123 is reported in Note 2.

Pro forma compensation expense is recognized for the fair value of each option estimated on the date of grant using the Black-Scholes multiple option pricing model. The following assumptions were used for option grants in 2004, 2003 and 2002: expected volatility of 57%, 58% and 60%; risk-free interest rates of 3.5%, 2.7% and 3.8%; expected terms of 6.5 years; and zero dividend yield.

Under the 1998 NOE Plan, 1998 Plan, MIC Plan and option grants outside our stock option plans, as of December 31, 2004, 2,475,000 total shares of common stock were authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of our common shares at the date of grant. As of December 31, 2004, 303,000 shares were available for grant under these stock option plans. In most cases, stock options issued prior to October 22, 2002 are exercisable at 25% each year over a four-year vesting period and have a ten-year term from the grant date. In October 2002, our Board of Directors approved a change in the vesting schedule for employee option grants made after October 22, 2002 so that first-time grants issued to new employees vest 25% after one year of employment and then monthly over the next three years, and grants made to employees after their first year of employment vest monthly over four years.

Under the Director Plan, as of December 31, 2004, 100,000 shares of common stock were authorized for issuance of stock options at prices equal to the fair market value of our common shares at the date of grant. At December 31, 2004, there were no shares available for grant under this Plan. Stock options are exercisable and vest in full one year following their grant date provided the optionee has continued to serve as our director. Each option expires on the earlier of ten years from the grant date or 90 days following the termination of a director's service as our director.

We also have an Adjustment Plan, which includes options granted in connection with the dividend distribution occurring on April 6, 1998. As part of this distribution, existing ATL option holders received one of our options for every six ATL options held. There was no change to the intrinsic value of the option grant, ratio of exercise price to market value, vesting provisions or option period as a result of the distribution. As of December 31, 2004, 33,000 shares of common stock were authorized primarily for issuance upon exercise of stock options at prices equal to the fair market value of our common shares at the date of grant.

Prior to the Distribution Date, we had no stock option plans specifically identified as our plans. All stock options granted through that date were part of ATL option plans.

In 2003, we granted 10,000 options to a non-employee and, in accordance with the provisions of SFAS No. 123, calculated the fair value of the options using the Black-Scholes valuation model based on the following assumptions for the years ended December 31, 2004 and 2003: expected volatility of 60%, risk-free interest rate of 4.2%, expected terms of 9.1 years and 10 years, and zero dividend yield. For the years ended December 31, 2004 and 2003, we recorded stock-based compensation expense related to these options of $139,000 and $42,000 in accordance with the accelerated methodology described in FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans."

Summary of stock option activity

The following table presents summary stock option activity for the years ended December 31 (shares presented in thousands):

	2004		2003		2002	
	Shares	Weighted average exercise price	Shares	Weighted average exercise price	Shares	Weighted average exercise price
Outstanding, beginning of year	2,920	$16.09	2,902	$15.18	2,621	$14.49
Granted	225	$21.92	628	$17.50	530	$16.91
Exercised	(678)	$13.91	(377)	$10.06	(132)	$ 7.23
Cancelled	(161)	$19.45	(233)	$18.31	(117)	$16.64
Outstanding, end of year	2,306	$17.07	2,920	$16.09	2,902	$15.18
Exercisable, end of year	1,576	$16.33	1,734	$15.33	1,456	$13.24
Weighted average fair value of options granted during the period		$14.10		$11.39		$11.41

The following is a summary of stock options outstanding as of December 31, 2004 (shares presented in thousands):

	Options outstanding			Options exercisable	
Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Weighted average exercise price	Number exercisable	Weighted average exercise price
$ 5.25 – $12.26	468	4.29	$ 8.48	414	$ 8.08
$12.28 – $14.57	395	6.22	$13.96	316	$13.88
$14.72 – $17.62	429	7.18	$15.95	284	$15.90
$17.75 – $20.68	544	8.06	$19.30	247	$19.04
$20.71 – $34.97	470	6.61	$26.69	315	$27.89
	2,306	6.52	$17.07	1,576	$16.33

Stock purchase rights

On April 6, 1998, we and First Chicago Trust Company of New York ("First Chicago") entered into a Rights Agreement. The Rights Agreement was subsequently amended on October 24, 2001 to reflect that EquiServe Trust Company, N.A. had succeeded First Chicago as the rights agent, and on August 25, 2003, to reflect certain changes approved by our Board of Directors. The Rights Agreement has certain anti-takeover provisions, which will cause substantial dilution to a person or group that attempts to acquire us. Under the Rights Agreement, each of our shareholders has one share purchase right for each share of common stock held, with each right having an exercise price approximating our board of directors' estimate of the long-term value of one share of our common stock. The rights are triggered if an acquiror acquires, or successfully makes a tender offer for, 20% or more of our outstanding common stock. In such event, each shareholder other than the acquiror would have the right to purchase, at the exercise price, a number of newly issued shares of our capital stock at a 50% discount. If the acquiror were to acquire 50% or more of our assets or earning power, each shareholder would have the right to purchase, at the exercise price, a number of shares of acquiror's stock at a 50% discount. Our board of directors may redeem the rights at a nominal cost at any time before a person acquires 20% or more of our outstanding common stock, which allows board-approved transactions to proceed. In addition, our board of directors may exchange all or part of the rights (other than rights held by the acquiror) for such number of shares of our common stock equal in value to the exercise price. Such an exchange produces the desired dilution without actually requiring our shareholders to purchase shares.

11. Financing

In May 2002, we sold 2,700,000 shares of common stock at a price of $17.25 per share. Net proceeds from this sale were $42.6 million.

12. Income taxes

For income tax purposes, our results through the Distribution Date were included in the consolidated federal income tax return of ATL and, accordingly, the net operating loss generated prior to the Distribution Date is not available to us for use in periods subsequent to the Distribution Date. During the period from the Distribution Date through December 31, 2004, we accumulated U.S. federal income tax net operating loss carryforwards of approximately $59.2 million, foreign net operating loss carryforwards of approximately $15.6 million, research and experimentation tax credit carryforwards of approximately $2.4 million, and alternative minimum tax credits of approximately $0.2 million. These carryforwards begin expiring in 2018 and will be fully expired in 2024. Approximately $17.1 million of the domestic net operating loss carryforwards result from stock option deductions, which resulted in a tax benefit of approximately $5.9 million that was credited to shareholders' equity in 2004 because of the removal of the deferred tax valuation allowance discussed below.

Because we have incurred losses in the past, a valuation allowance entirely offsetting deferred tax assets had been established, thereby eliminating any deferred tax benefit. The increase in the valuation allowance of $0.2 million in 2003 and $2.1 million in 2002 was primarily the result of net operating loss carryforwards. The valuation allowance on the U.S. deferred tax assets was eliminated in 2004 because current operations and recent earnings history indicate that realization of the related deferred tax assets are now more likely than not to occur. We have not reduced the valuation allowance for net operating loss carryovers related to foreign operations, and will not do so until it is more likely than not the deferred assets will be realized. The effect of the removal of the valuation allowance on the U.S. deferred tax assets in 2004, partially offset by an increase in the valuation allowance on foreign net operating loss carryovers, was a reduction in the deferred tax asset valuation allowance in 2004 of $23.7 million.

Under certain provisions of the Internal Revenue Code of 1986, as amended, the availability and utilization of our net operating loss and tax credit carryforwards may be subject to limitation if it should be determined that there has been a change in ownership of more than 50%.

The components of income tax benefit are as follows:

	2004	2003	2002
Federal:			
Current	$ (134)	$—	$—
Deferred	19,169	—	—
Total federal	19,035	—	—
State:			
Current	(100)	—	—
Deferred	377	—	—
Total state	277	—	—
Total income tax benefit	$19,312	$—	$—

The provision for income taxes differs from the amount computed by applying the federal statutory income tax rate to the net income or loss. The sources and tax effects of the differences are as follows for the years ended December 31 are as follows (in thousands):

	2004	2003	2002
Income tax provision (benefit) at the federal statutory rate	34.0%	(34.0)%	(34.0)%
Other	6.3%	(0.5)%	(5.2)%
Valuation allowance changes affecting the provision for income taxes	(568.0)%	34.5%	39.2%
Effective tax rate	(527.7)%	0.0%	0.0%

The tax effects of temporary differences and carryforwards that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31 are as follows (in thousands):

	2004	2003
Deferred tax assets:		
Domestic net operating loss carryforwards	$20,507	$ 22,065
Foreign net operating loss carryforwards	4,921	3,011
Research and experimentation tax credit carryforwards	2,378	2,517
Allowances and accruals not recognized for tax purposes	1,876	649
Capital loss carryforwards	—	88
Other	211	494
Gross deferred tax assets	29,893	28,824
Valuation allowance	(4,921)	(28,634)
	24,972	190
Deferred tax liabilities:		
Depreciation and amortization	(187)	(190)
Net deferred tax assets	$24,785	$ —

13. Employee Benefit Plan

401(k) Retirement Savings Plan

All our employees in the U.S. are eligible to participate in our 401(k) Plan. Terms of the 401(k) Plan permit an employee to contribute up to a maximum of 16% of an employee's annual compensation on a post-tax or pre-tax basis, up to the maximum permissible by the Internal Revenue Service (IRS) during any plan year. We match each employee's contribution in increments equivalent to 100% for the first 3% and 50% for the second 3% of the employee's contribution percentage. In 2004, 2003, 2002 and 2001, we contributed $923,000, $859,000 and $802,000 in matching contributions to the 401(k) Plan in accordance with the plan's terms. Employees immediately vest in the contributions the employee makes. Vesting in our contribution on behalf of the employee occurs at equal increments at the end of each year of the first five years of an employee's service with us.

14. Commitments and contingencies

Indemnification Obligations and Guarantees

We apply the disclosure provisions of FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" to our agreements that contain guarantee or indemnification clauses. We provide (i) indemnifications of varying scope and size to our customers and distributors against claims of intellectual property infringement made by third parties arising from the use of our products; (ii) indemnifications of varying scope and size to our customers against third party claims arising as a result of defects in our products; (iii) indemnifications of varying scope and size to consultants against third party claims arising from the services they provide to us; and (iv) guarantees to support obligations of some of our subsidiaries such as lease payments. These indemnifications and guarantees give rise only to the disclosure provisions of FIN 45.

To date, we have not incurred material costs as a result of these obligations and do not expect to incur material costs in the future. Accordingly, we have not accrued any liabilities in our financial statements related to these indemnifications or guarantees.

Operating leases

We currently lease office, manufacturing space and automobiles under operating leases. As of December 31, 2004, future minimum lease payments are as follows (in thousands):

2005	$2,039
2006	1,911
2007	1,230
2008	409
2009	248
Thereafter	773
	$6,610

Rent expense for the years ended December 31, 2004, 2003, and 2002 was $2.2 million, $1.4 million, and $1.1 million.

Other commitments

As part of our agreements with our suppliers, suppliers may procure resources and material expected to be used for the manufacture of our product in accordance with our production schedule provided to them. In the event these items are not used in the quantities submitted as part of the production schedule or material becomes obsolete as a result of production timing, material changes or design changes, we may be responsible for compensating our suppliers for these procurements. As of December 31, 2004, these commitments were not significant.

As part of obtaining our lease for our current facility, we were required to deposit approximately $350,000, representing restricted cash with our bank. Also, we were required to maintain a deposit of approximately $980,000 with our bank in the United Kingdom as security for payment of customs and duties charges. Both amounts are included in other long-term assets.

In March 2003, one of our component suppliers, Philips Semiconductor, or Philips, informed us that, commencing in September 2003, it would discontinue production of certain integrated circuit chips used in some of our products. In the second quarter of 2003, we entered into a purchase commitment totaling approximately $3.6 million for supplies of these chips from Philips for our anticipated manufacturing needs. In the fourth quarter of 2004, we entered into an additional purchase commitment with Philips totaling approximately $1.9 million for supplies of these same chips. As of December 31, 2004, our remaining total purchase commitment was approximately $3.6 million and we are required to take possession of, and pay for, the balance of the undelivered chips during the first six months of 2005.

In the U.S., we have complemented our direct sales efforts by entering into group purchasing agreements with major healthcare group purchasing organizations, or GPOs. Typically, a GPO negotiates with medical suppliers, such as us, on behalf of the GPO's member healthcare facilities, providing such members with uniform pricing and terms and conditions. In exchange, the GPO identifies us as a preferred supplier for its members. Member facilities participating in the GPO's purchasing program can consist of hospitals, medical group practices, nursing homes, surgery centers, managed care organizations, long term care facilities, clinics and integrated delivery networks. Currently, we have GPO supply agreements with various groups including AmeriNet, Inc., Premier, Inc., Broadlane, Inc. (includes Kaiser Permanente, Tenet Healthcare and others) and Consorta, Inc. These agreements require us to pay fees based on the amount of sales generated from these agreements. We recorded fees related to these agreements as sales and marketing expenses in the amounts of approximately $477,000 in 2004, $568,000 in 2003 and $512,000 in 2002.

Contingencies

On July 24, 2001, Neutrino Development Corporation filed a complaint against us in U.S. District Court, Southern District of Texas, Houston Division, alleging infringement of U.S. Patent 6,221,021, or the '021 patent, by SonoSite as a result of our use, sale and manufacture of the SonoSite 180, SonoSite 180PLUS, SonoHeart and SonoHeart Plus devices. The complaint asserts claims for preliminary and permanent injunctive relief enjoining all alleged acts of infringement, compensatory and enhanced damages, attorney's fees and costs, and pre- and post-judgment interest. On August 14, 2001, we filed an answer asserting affirmative defenses of non-infringement and patent invalidity, and included a counterclaim seeking a declaratory judgment of non-infringement and invalidity regarding Neutrino's patent. On October 4, 2001, the court denied a request by Neutrino for preliminary injunctive relief to prevent us from manufacturing and selling our products pending the ultimate disposition of the litigation. On February 20, 2002, in what is known as a "Markman" hearing, the parties presented their arguments regarding the proper construction of Neutrino's patent claims.

On August 20, 2003, the U.S. District Court in the Southern District of Texas issued a decision interpreting certain terms used in the '021 patent. This decision does not discuss whether the patent is valid or whether the patent would apply to any of our products. In the order, the court, in resolving disputed terms in the Markman hearing, adopted our construction of the term "a portable body designed to be hand held", and adopted Neutrino's construction of the terms "the moveably connected transducer mounting assembly" and "ultrasound emitter". The court denied our motion for summary judgment. We subsequently filed a new summary judgment motion using the court's construction of the claim language that the '021 patent is invalid based on prior art. Neutrino filed a summary judgment motion based on its allegations of infringement.

On September 30, 2004, the Texas court issued its rulings on the summary judgment motions. First, the court denied our motion for summary judgment based on invalidity, finding that there are issues of fact in dispute that must be resolved by a jury at trial. Second, the court granted Neutrino's motion for summary judgment of infringement, finding that the SonoSite products infringe the '021 patent as the court has construed the claims in the Markman hearing. As a result, the court ordered us and Neutrino to enter into mediation, which was required to be completed by January 31, 2005. Mediation was unsuccessful and the court has set a jury trial date for the fall of 2005. The parties are currently engaged in pretrial motions, discovery, depositions and preparation of expert reports.

Neutrino also filed suit in the Middle District of Florida on August 19, 2003 against a former SonoSite distributor alleging that the sale of our products by such distributor infringes the '021 patent. SonoSite assumed the defense of the distributor in accordance with our contractual obligations under the distribution agreement. In December 2004, Neutrino agreed to dismissal of all claims in this suit in return for SonoSite's consent to Neutrino's filing of a Second Amended Complaint in the Texas proceeding to add the SonoSite TITAN, SonoHeart ELITE and iLook systems to the Texas suit. Neutrino had also previously filed a similar suit in the Middle District of Tennessee against another medical device distributor for selling a SonoSite product. The Tennessee case was dismissed based on a final judgment and permanent injunction filed a month after the case was filed. The Florida action and the Tennessee judgment have no effect on the Texas proceedings.

We believe that we have good and sufficient defenses to the claims of patent infringement asserted against us by Neutrino and we are vigorously defending ourselves in these matters. If we are not successful in our defense of these claims, we could be forced to pay damages related to past product sales, modify or discontinue selling our products or may enter into royalty or licensing agreements for future product sales, which may not be available on terms acceptable to us, if at all, and which could adversely affect our financial condition, results of operations and cash flow. Sales of the allegedly infringing products represented the majority of our revenue for the years ended December 31, 2004, 2003 and 2002.

In late 2004, Products Group International ("PGI"), a former distributor of our products to the veterinarian market, sent us a demand to arbitrate several issues arising out of two distribution agreements covering the U.S. and certain international markets. PGI claims that we wrongfully terminated those agreements and that oral modifications of those agreements resulted in PGI having the exclusive right to sell our products in North America through December 31, 2006 and in certain foreign countries through December 31, 2007. PGI is seeking future lost profits as well as consequential damages. We have counterclaimed against PGI for full payment of outstanding invoices and lost profits due to PGI's actions.

In February 2005, PGI and we attempted to mediate a settlement in this case, but were unsuccessful. The arbitration is currently scheduled for May 2005. We believe that PGI's claims are without merit, and that we have good and sufficient defenses to the claims asserted against us by PGI. We intend to defend the case vigorously. If, however, we are not successful in our defense of these claims, we could be ordered to pay damages to PGI. Such an outcome could adversely affect our financial condition, results of operation and cash flow.

We have not accrued any amounts for potential losses related to the above matters. Because of uncertainties related to the potential outcome and any range of loss on these matters, management is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to these matters. We will record accruals for losses if and when we determine the negative outcome of such matters to be probable and reasonably estimable. Our estimates regarding such losses could differ from actual results. Revisions in our estimates of the potential liability could materially impact our results of operations, financial position and cash flow.

15. Segment reporting

We currently have one reporting segment. We market our products in the United States and internationally through our direct sales force and our indirect distribution channels. Our chief operating decision maker evaluates resource allocation decisions and our performance based upon revenue recorded in geographic regions and does not receive financial information about expense allocation on a disaggregated basis. Geographic regions are determined by the shipping destination. Revenue by geographic location for the years ended December 31 is as follows (in thousands):

	2004	2003	2002
United States	$ 61,253	$52,369	$42,586
Europe, Africa and the Middle East	35,016	21,327	14,849
Japan	9,731	1,622	7,464
Canada, Australia, South America and Latin America	5,508	5,085	3,668
Other Asia (a)	4,309	4,367	4,468
Total revenue	$115,817	$84,770	$73,035

(a) Other Asia includes primarily China, Taiwan, Korea, and Singapore.

Long-lived assets, excluding financial instruments and deferred tax assets, by geographic location as of December 31 are as follows (in thousands):

	2004	2003
Long-lived assets:		
United States	$ 9,724	$5,374
International	1,114	520
Total long-lived assets	$10,838	$5,894

16. Quarterly results—unaudited

	For the three months ended,			
	March 31	June 30	September 30	December 31
	(in thousands, except per share amounts)			
2004:				
Revenue	$23,514	$26,076	$29,124	$37,103
Cost of revenue	8,285	8,746	9,601	11,123
Gross margin	15,229	17,330	19,523	25,980
Operating expenses	16,890	17,357	18,281	22,236
Other income (loss)	261	(37)	342	(204)
Income tax benefit (provision for income taxes)	—	—	(169)	19,481
Net income (loss)	$(1,400)	$ (64)	$ 1,415	$23,021
Basic net income (loss) per share	$ (0.10)	$ (0.00)	$ 0.10	$ 1.53
Diluted net income (loss) per share	$ (0.10)	$ (0.00)	$ 0.09	$ 1.42
Shares used in computation of basic net income (loss) per share	14,631	14,757	14,837	15,089
Shares used in computation of diluted net income (loss) per share	14,631	14,757	15,738	16,157
2003:				
Revenue	$17,158	$20,120	$20,225	$27,267
Cost of revenue	6,367	7,494	7,391	9,666
Gross margin	10,791	12,626	12,834	17,601
Operating expenses	13,728	14,232	13,415	15,593
Other income (loss)	373	309	420	230
Net income (loss)	$(2,564)	$(1,297)	$ (161)	$ 2,238
Basic net income (loss) per share	$ (0.18)	$ (0.09)	$ (0.01)	$ 0.15
Diluted net income (loss) per share	$ (0.18)	$ (0.09)	$ (0.01)	$ 0.15
Shares used in computation of basic net income (loss) per share	14,206	14,268	14,391	14,470
Shares used in computation of diluted net income (loss) per share	14,206	14,268	14,391	15,250

The quarterly information presented above reflects, in the opinion of management, all adjustments necessary (which are of a normal and recurring nature, except for the tax benefit recorded in the quarter ended December 31, 2004) for a fair presentation of the results for the interim period presented.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

(a) Evaluation of disclosure controls and procedures

The term "disclosure controls and procedures" is defined in Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934 (the Exchange Act). These rules refer to the controls and other procedures of a company that are designed to ensure that the information required to be disclosed by a company in the reports that it files under the Exchange Act is recorded, processed, summarized and reported within required time periods. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in our Exchange Act reports is accumulated and communicated to management, including our principal executive officer and our chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

Our chief executive officer and our chief financial officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2004, and they have concluded that, for the reason set forth below, our disclosure controls and procedures were not adequate to ensure that the information required to be disclosed by us in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission.

(b) Management's report on internal control over financial reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a significant deficiency (within the meaning of the Public Company Accounting Oversight Board's (PCAOB) Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected on a timely basis by employees in the normal course of their assigned functions.

Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2004 as required by Exchange Act Rule 13a-15(c). Our management's evaluation and assessment of our internal control over financial reporting identified the following material weakness.

> As of December 31, 2004, we did not have the appropriate level of expertise to properly calculate and review our accounting for income taxes. As a result of this deficiency in our internal control over financial reporting, we did not detect errors in the measurement of income tax amounts as of and for the year ended December 31, 2004. Specifically, the deferred state income tax benefit was misstated due to an error in the calculation of the amount of the state tax net operating loss carryforwards and was subsequently corrected to reflect the proper measurement of income taxes in accordance with U.S. generally accepted accounting principles. The adjustments and material weakness were limited to income tax calculations and did not impact our revenue, cash flow, or pre-tax income.

In making this assessment of internal control over financial reporting, our management used the criteria issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—Integrated Framework*. Because of the material weakness described above, our management concluded that, as of December 31, 2004, our internal control over financial reporting was not effective based on those criteria.

KPMG LLP, an independent registered public accounting firm, has issued an attestation report on management's assessment of the company's internal control over financial reporting. Their report is included below in the section titled "Report of independent registered public accounting firm."

(c) Changes in internal control over financial reporting

In connection with our implementation of the provisions of Section 404 of Sarbanes-Oxley, we have made various improvements to our system of internal control. We continue to review, revise and improve the effectiveness of our internal controls including strengthening our income tax provision review control procedure noted above. We have made no significant changes in the Company's internal controls over financial reporting in connection with our fourth quarter evaluation that would materially affect, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders,
SonoSite, Inc.:

We have audited management's assessment, included in the accompanying management's report on internal control over financial reporting (Item 9A(b)), that SonoSite, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, because of the effect of the material weakness in the controls over income tax reporting, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). SonoSite, Inc.'s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of SonoSite, Inc.'s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a control deficiency, or combination of control deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. The following material weakness has been identified and included in management's assessment.

> As of December 31, 2004, the Company did not have the appropriate level of expertise to properly calculate and review its accounting for income taxes. As a result of this deficiency in the Company's internal control over financial reporting, the Company did not detect errors in the measurement of income tax amounts as of and for the year ended December 31, 2004. Specifically, the deferred state income tax benefit was misstated due to an error in the calculation of the amount of the state tax net operating loss carryforwards and was subsequently corrected to reflect the proper measurement of income taxes in accordance with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of SonoSite, Inc and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004. This material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2004 consolidated financial statements, and this report does not affect our report dated March 15, 2005, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, management's assessment that SonoSite, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004, is fairly stated, in all material respects, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, SonoSite, Inc. has not maintained effective internal control over financial reporting as of December 31, 2004, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

/s/ KPMG LLP

Seattle, Washington
March 15, 2005

ITEM 9B. OTHER INFORMATION

For each of the executive officers named in the 2005 proxy statement under the heading "Executive Officers," we have entered into change-in-control agreements. These agreements are substantially similar to each other. Also, effective January 1, 2005, these same named executive officers received salary increases. Further details about these items can be found in our proxy statement for our 2005 annual meeting of shareholders. We will file the proxy statement within 120 days of December 31, 2004.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information required by this Item is included in our proxy statement for our 2005 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the headings "Election of Directors" and "Executive Officers." We will file the proxy statement within 120 days of December 31, 2004.

ITEM 11. EXECUTIVE COMPENSATION

The information required by this Item is included in our proxy statement for our 2005 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Executive Compensation." We will file the proxy statement within 120 days of December 31, 2004.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The information required by this Item is included in our proxy statement for our 2005 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Security Ownership of Certain Beneficial Owners and Management." We will file the proxy statement within 120 days of December 31, 2004.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding our existing compensation plans and individual compensation arrangements pursuant to which our equity securities may be issued to employees, directors, consultants, advisors or other persons in exchange for consideration in the form of services.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,221,000(1)	$15.80	193,000
Equity compensation plans not approved by security holders	1,085,000(2)	$18.50	110,000
Total	2,306,000	$17.07	303,000

(1) Issuable under our 1998 Plan, Management Incentive Compensation Plan, Nonemployee Director Stock Option Plan and Adjustment Plan.

(2) Issuable under our 1998 Nonofficer Employee Stock Option Plan as described in Note 10 to the Consolidated Financial Statements in our Annual Report on Form 10-K for the fiscal year ended December 31, 2004. Also includes 130,000 options outside of all plans issued to corporate officers.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The information required by this Item is included in our proxy statement for our 2005 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Certain Relationships and Related Transactions." We will file the proxy statement within 120 days of December 31, 2004.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item is included in our proxy statement for our 2005 annual meeting of shareholders and is incorporated by reference. The information appears in the proxy statement under the heading "Fee Disclosures." We will file the proxy statement within 120 days of December 31, 2004.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) Documents filed as part of this report:

(1) Financial Statements—See "Index to Financial Statements" under Item 8 of this Report.

(2) Financial Statement Schedule.

Schedule II
Valuation and Qualifying Accounts

	Balance at beginning of year	Additions charged to general and administrative expense or revenue	Deductions	Balance at end of year
		(in thousands)		
Year ended December 31, 2004:				
Accounts receivable allowances	$ 933	$501	$492	$942
Year ended December 31, 2003:				
Accounts receivable allowances	$ 832	$141	$ 40	$933
Year ended December 31, 2002:				
Accounts receivable allowances	$1,034	$412	$614	$832

(3) Exhibits.

Exhibit No.	Description
3.1 (A)	Restated Articles of Incorporation of the registrant (exhibit 3.1)
3.3 (E)	Amended and Restated Bylaws of the registrant (exhibit 3.1)
4.1 (A)	Rights Agreement between First Chicago Trust Company and the registrant, dated April 6, 1998 (exhibit 4.1)
4.2 (E)	Amendment to Rights Agreement, dated August 8, 2001 (exhibit 4.2)
4.3 (F)	Amendment to Rights Agreement, dated October 24, 2001 (exhibit 4.3)
4.4 (I)	Amendment to Rights Agreement, dated August 25, 2003 (exhibit 4.1)
10.1 (G)	1998 Stock Option, as amended and restated (exhibit 10.1)
10.2 (A)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 1998 Stock Option Plan (exhibit 10.2)
10.3 (H)	1998 Nonofficer Employee Stock Option Plan, as amended and restated (exhibit 10.1)
10.4 (E)	Nonemployee Director Stock Option Plan, as amended and restated (exhibit 10.3)
10.5 (C)	Management Incentive Compensation Plan (exhibit 10.5)
10.6 (B)	Adjustment Plan (exhibit 10.6)
10.7 (A)	Form of Senior Management Employment Agreement between the registrant and each of Kevin M. Goodwin, Michael J. Schuh and Bradley G. Garrett (exhibit 10.7)
10.8 (A)	Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, effective as of April 6, 1998, as amended (exhibit 10.9)
10.9 (F)	Third Amendment to Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, dated as of March 10, 2000 (exhibit 10.9)

Exhibit No.	Description
10.10 (D)	Lease Agreement between Riggs & Company, a division of Riggs Bank N.A., and the registrant, dated December 28, 1999 (exhibit 10.14)
10.11 (D)*	Distribution Agreement between Olympus Optical Co. Ltd. and the registrant, dated August 1, 1999 (exhibit 10.15)
10.12 (F)	Assignment of Distribution Agreement by and among Olympus Optical Co., Ltd., Olympus Promarketing, Inc. and the registrant, dated effective September 28, 2001 (exhibit 10.12)
10.13 (J)	Option Notice Agreement, dated July 17, 2000, between the registrant and Michael J. Schuh (exhibit 99.1)
10.14 (J)	Option Notice Agreement, dated July 24, 2000, between the registrant and Daniel Walton (exhibit 99.2)
10.15 (K)	Option Notice Agreement, dated September 11, 2003, between the registrant and Henry (Skip) Krause (exhibit 99.1)
10.16 (K)	Option Notice Agreement, dated September 22, 2003, between the registrant and Marla Koreis (exhibit 99.2)
10.17 (L)*	Distribution Agreement between Boston Scientific Corporation and the registrant, dated August 4, 2004 (exhibit 10.1)
10.18 (M)	SonoSite, Inc. FY2005 Variable Incentive Bonus Plan (exhibit 10.1)
10.19 (N)	2005 Stock Incentive Plan (appendix A)
10.20 (N)	2005 Employee Stock Purchase Plan (appendix B)
21.1†	Subsidiaries of the registrant
23.1†	Consent of KPMG LLP, independent registered public accounting firm
24.1†	Power of attorney (contained on signature page)
31.1†	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
32.2†	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

† Filed herewith.

* Confidential treatment requested.

(A) Incorporated by reference to the designated exhibit included in SonoSite's Registration Statement on Form S-1 (Registration No. 333-714157) filed on October 3, 1999.

(B) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10 (SEC File No. 000-23791) filed on March 19, 1998.

(C) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1998 (SEC File No. 000-23791) filed on March 22, 1999.

(D) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1999 (SEC File No. 000-23791) filed on March 30, 2000.

(E) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 000-23791) filed on November 13, 2001.

(F) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 2001 (SEC File No. 000-23791) filed on February 22, 2002.

(G) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 000-23791) filed on May 13, 2002.

(H) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 000-23791) filed on August 13, 2002.

(I) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 8-K filed on August 26, 2003 (SEC File No. 000-23791) filed on August 26, 2003.

(J) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-51820) filed on December 14, 2000.

(K) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-110913) filed on December 4, 2003.

(L) Incorporated by reference to the designated exhibit included in SonoSite's report on 10-Q for the quarter ended September 30, 2004 (SEC File No. 000-23791) filed on November 9, 2004.

(M) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 8-K (SEC File No. 000-23791) filed on December 20, 2004.

(N) Incorporated by reference to the designated appendix included in SonoSite's Schedule 14A filed on March 16, 2005 (SEC File NO. 000-23791) filed on March 16, 2005.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONOSITE, INC.

By /S/ Michael J. Schuh

Michael J. Schuh
Vice President-Finance, Chief Financial Officer, and Treasurer

Date: March 15, 2005

POWER OF ATTORNEY

Each person whose individual signature appears below hereby authorizes and appoints Kevin M. Goodwin and Michael J. Schuh, and each of them, with full power of substitution and resubstitution and full power to act without the other, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file, any and all amendments to this report, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue thereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities indicated below on the 15th day of March 2005.

/S/ Kirby L. Cramer **Kirby L. Cramer**	Chairman of the Board
/S/ Kevin M. Goodwin **Kevin M. Goodwin**	President, Chief Executive Officer and Director (Principal Executive Officer)
/S/ Micheal J. Schuh **Michael J. Schuh**	Vice President-Finance, Chief Financial Officer, and Treasurer (Principal Financial and Accounting Officer)
/S/ Edward V. Fritzky **Edward V. Fritzky**	Director
/S/ Steven R. Goldstein, M.D. **Steven R. Goldstein, M.D.**	Director
Robert G. Hauser, M.D.	Director
/S/ William G. Parzybok, Jr. **William G. Parzybok, Jr.**	Director
/S/ Jeffrey Pfeffer, Ph.D. **Jeffrey Pfeffer, Ph.D.**	Director
/S/ Richard S. Schneider, Ph.D. **Richard S. Schneider, Ph.D.**	Director
Jacques Souquet, Ph.D.	Director

INDEX TO EXHIBITS

Exhibit No.	Description
3.1 (A)	Restated Articles of Incorporation of the registrant (exhibit 3.1)
3.3 (E)	Amended and Restated Bylaws of the registrant (exhibit 3.1)
4.1 (A)	Rights Agreement between First Chicago Trust Company and the registrant, dated April 6, 1998 (exhibit 4.1)
4.2 (E)	Amendment to Rights Agreement, dated August 8, 2001 (exhibit 4.2)
4.3 (F)	Amendment to Rights Agreement, dated October 24, 2001 (exhibit 4.3)
4.4 (I)	Amendment to Rights Agreement, dated August 25, 2003 (exhibit 4.1)
10.1 (G)	1998 Stock Option, as amended and restated (exhibit 10.1)
10.2 (A)	Terms of Stock Option Grant Program for Nonemployee Directors under the SonoSite, Inc. 1998 Stock Option Plan (exhibit 10.2)
10.3 (H)	1998 Nonofficer Employee Stock Option Plan, as amended and restated (exhibit 10.1)
10.4 (E)	Nonemployee Director Stock Option Plan, as amended and restated (exhibit 10.3)
10.5 (C)	Management Incentive Compensation Plan (exhibit 10.5)
10.6 (B)	Adjustment Plan (exhibit 10.6)
10.7 (A)	Form of Senior Management Employment Agreement between the registrant and each of Kevin M. Goodwin, Michael J. Schuh and Bradley G. Garrett (exhibit 10.7)
10.8 (A)	Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, effective as of April 6, 1998, as amended (exhibit 10.9)
10.9 (F)	Third Amendment to Technology Transfer and License Agreement between ATL Ultrasound, Inc. and the registrant, dated as of March 10, 2000 (exhibit 10.9)
10.10 (D)	Lease Agreement between Riggs & Company, a division of Riggs Bank N.A., and the registrant, dated December 28, 1999 (exhibit 10.14)
10.11 (D)*	Distribution Agreement between Olympus Optical Co. Ltd. and the registrant, dated August 1, 1999 (exhibit 10.15)
10.12 (F)	Assignment of Distribution Agreement by and among Olympus Optical Co., Ltd., Olympus Promarketing, Inc. and the registrant, dated effective September 28, 2001 (exhibit 10.12)
10.13 (J)	Option Notice Agreement, dated July 17, 2000, between the registrant and Michael J. Schuh (exhibit 99.1)
10.14 (J)	Option Notice Agreement, dated July 24, 2000, between the registrant and Daniel Walton (exhibit 99.2)
10.15 (K)	Option Notice Agreement, dated September 11, 2003, between the registrant and Henry (Skip) Krause (exhibit 99.1)
10.16 (K)	Option Notice Agreement, dated September 22, 2003, between the registrant and Marla Koreis (exhibit 99.2)
10.17 (L)*	Distribution Agreement between Boston Scientific Corporation and the registrant, dated August 4, 2004 (exhibit 10.1)
10.18 (M)	SonoSite, Inc. FY2005 Variable Incentive Bonus Plan (exhibit 10.1)
10.19 (N)	2005 Stock Incentive Plan (appendix A)
10.20 (N)	2005 Employee Stock Purchase Plan (appendix B)

Exhibit No.	Description
21.1†	Subsidiaries of the registrant
23.1†	Consent of KPMG LLP, independent registered public accounting firm
24.1†	Power of attorney (contained on signature page)
31.1†	Certification of Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2†	Certification of Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1†	Certification of Principal Executive Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)
32.2†	Certification of Principal Financial Officer pursuant to 18 U.S.C. Section 1350 (Section 906 of the Sarbanes-Oxley Act of 2002)

† Filed herewith.

* Confidential treatment requested.

(A) Incorporated by reference to the designated exhibit included in SonoSite's Registration Statement on Form S-1 (Registration No. 333-714157) filed on October 3, 1999.

(B) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10 (SEC File No. 000-23791) filed on March 19, 1998.

(C) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1998 (SEC File No. 000-23791) filed on March 22, 1999.

(D) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 1999 (SEC File No. 000-23791) filed on March 30, 2000.

(E) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended September 30, 2001 (SEC File No. 000-23791) filed on November 13, 2001.

(F) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-K for the year ended December 31, 2001 (SEC File No. 000-23791) filed on February 22, 2002.

(G) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended March 31, 2002 (SEC File No. 000-23791) filed on May 13, 2002.

(H) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 10-Q for the quarter ended June 30, 2002 (SEC File No. 000-23791) filed on August 13, 2002.

(I) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 8-K filed on August 26, 2003 (SEC File No. 000-23791) filed on August 26, 2003.

(J) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-51820) filed on December 14, 2000.

(K) Incorporated by reference to the designated exhibit included in SonoSite's registration statement on Form S-8 (Registration No. 333-110913) filed on December 4, 2003.

(L) Incorporated by reference to the designated exhibit included in SonoSite's report on 10-Q for the quarter ended September 30, 2004 (SEC File No. 000-23791) filed on November 9, 2004.

(M) Incorporated by reference to the designated exhibit included in SonoSite's report on Form 8-K (SEC File No. 000-23791) filed on December 20, 2004.

(N) Incorporated by reference to the designated appendix included in SonoSite's Schedule 14A filed on March 16, 2005 (SEC File NO. 000-23791) filed on March 16, 2005.

EXHIBIT 21.1

List of Subsidiaries

Foreign Subsidiaries:

SonoSite, Ltd., a United Kingdom subsidiary
SonoSite France SARL, a French subsidiary
SonoSite GmbH, a German subsidiary
SonoSite Iberica, S.L., a Spanish subsidiary
SonoSite (Asia) Limited, a Chinese subsidiary
SonoSite Japan KK, a Japanese subsidiary
SonoSite Australasia Pty Limited, an Australian subsidiary
SonoSite Canada, Inc., a Canadian subsidiary

EXHIBIT 23.1

CONSENT OF KPMG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors,
SonoSite, Inc.:

We consent to the incorporation by reference in the registration statements (Nos. 333-97973, 333-89518, 333-51820, 333-82739, 333-49401, 333-74833, 333-60112 and 333-110913) on Form S-8 and registration statements (Nos. 333-68610, 333-91083 and 333-83278) on Form S-3 of SonoSite, Inc. of our reports dated March 15, 2005, with respect to the consolidated balance sheets of SonoSite, Inc. and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of operations, cash flows and shareholders' equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2004 and the related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 and the effectiveness of internal control over financial reporting as of December 31, 2004, which reports appear in the December 31, 2004 annual report on Form 10-K of SonoSite, Inc. Our report dated March 15, 2005, on management's assessment of internal control over financial reporting as of December 31, 2004, expresses our opinion that SonoSite, Inc. did not maintain effective internal control over financial reporting as of December 31, 2004 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states that as of December 31, 2004, the Company did not have the appropriate level of expertise to properly calculate and review its accounting for income taxes. As a result of this deficiency in the Company's internal control over financial reporting, the Company did not detect errors in the measurement of income tax amounts as of and for the year ended December 31, 2004. Specifically, the deferred state income tax benefit was misstated due to an error in the calculation of the amount of the state tax net operating loss carryforwards and was subsequently corrected to reflect the proper measurement of income taxes in accordance with U.S. generally accepted accounting principles.

/s/ KPMG LLP

Seattle, Washington
March 15, 2005

EXHIBIT 31.1

CERTIFICATION OF PRINCIPAL EXECUTIVE OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kevin M. Goodwin, certify that:

1. I have reviewed this annual report on Form 10-K of SonoSite, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   - (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   - (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   - (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   - (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   - (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   - (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ KEVIN M. GOODWIN

Kevin M. Goodwin
President and Chief Executive Officer
(Principal Executive Officer)

March 15, 2005

EXHIBIT 31.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Michael J. Schuh, certify that:

1. I have reviewed this annual report on Form 10-K of SonoSite, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ MICHAEL J. SCHUH

Michael J. Schuh
Vice President-Finance,
Chief Financial Officer and Treasurer
(Principal Financial Officer)

March 15, 2005

EXHIBIT 32.1

**SECTION 906 CERTIFICATION OF
PRINCIPAL EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350**

In connection with the accompanying Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, I, Kevin M. Goodwin, Chief Executive Officer of SonoSite, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, fairly presents, in all material respects, the financial condition and results of operations of SonoSite, Inc.

/S/ KEVIN M. GOODWIN

Kevin M. Goodwin
President and Chief Executive Officer
(Principal Executive Officer)

March 15, 2005

EXHIBIT 32.2

SECTION 906 CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the accompanying Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, I, Michael J. Schuh, Chief Financial Officer of SonoSite, Inc., hereby certify pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Annual Report on Form 10-K of SonoSite, Inc. for the year ended December 31, 2004, fairly presents, in all material respects, the financial condition and results of operations of SonoSite, Inc.

/S/ MICHAEL J. SCHUH

Michael J. Schuh
Vice President-Finance, Chief Financial Officer and Treasurer
(Principal Financial Officer)

March 15, 2005

(This page intentionally left blank.)



SonoSite

Corporate Information

Board of Directors

Kirby L. Cramer, Chairman (Non-Executive)
Chairman Emeritus and Former Chief Executive Officer, Hazleton Laboratories

Kevin M. Goodwin
President and Chief Executive Officer, SonoSite, Inc.

Edward V. Fritzky
Retired Chairman and Chief Executive Officer, Immunex Corp.

Steven R. Goldstein, M.D.
Director of Gynecological Ultrasound Department of Obstetrics and Gynecology, New York University Medical Center

Robert G. Hauser, M.D., F.A.C.C.
Senior Consulting Cardiologist
Minneapolis Heart Institute at Abbot Northwestern Hospital

William G. Parzybok, Jr.
Former Chief Executive Officer, Fluke Corp.

Jeffrey Pfeffer, Ph.D.
Thomas D. Dee II Professor of Organizational Behavior, Graduate School of Business, Stanford University

Richard S. Schneider, Ph.D.
Former General Partner, Domain Associates

Jacques Souquet, Ph.D.
Former Chief Technology Officer, Philips Medical Systems

Legal Counsel

Orrick, Herrington & Sutcliffe, LLP
719 Second Avenue, Suite 900, Seattle, WA 98104

Independent Registered Public Accounting Firm

KPMG LLP
801 Second Avenue, Suite 900, Seattle, WA 98104

Transfer Agent

EquiServe Trust Company, N.A.
P.O. Box 43069, Providence, RI 02940-3069
1-800-446-2617
Hearing Impaired (TDD): 1-800-952-9245
www.equiserve.com

Investor Relations

SonoSite, Inc.
21919 30th Drive SE, Bothell, WA 98021-3904
425-951-1333

SonoSite news releases are available via BusinessWire. To receive SonoSite news releases by e-mail, call 425-951-1333, or access news releases on SonoSite's web site by clicking on "Investors" on the home page.

NASDAQ: SONO

Executive Management

Kevin M. Goodwin
President and Chief Executive Officer

Michael J. Schuh
Chief Financial Officer

Bradley G. Garrett
Executive Vice President, Chief Operating Officer

Henry (Skip) A. Krause
Senior Vice President, International

Edison C. Russell
Senior Vice President, U.S. Sales and Marketing

Anne M. Bugge
Vice President, Corporate Affairs

Graham D. Cox
Vice President, European Sales

Ronald S. Dickson
Chief Business Development Officer, U.S. Government

Daina L. Graham
Vice President of Regulatory Affairs and Quality Assurance

Juin-Jet Hwang, Ph.D.
Chief Technology Officer

Marla R. Koreis
Vice President, Human Resources

Blake W. Little
Vice President, Engineering

John M. Lowell
Vice President, Operations

Kent G. Mueller
Vice President, Strategy and Business Development

Kathy Surace-Smith
Vice President, General Counsel and Secretary

Annual Meeting

8 a.m., Tuesday, April 26, 2005
SonoSite Headquarters
21919 30th Drive SE, Bothell, WA 98201-3904
Directions to SonoSite are available on SonoSite's web site by clicking on the link at the bottom of the home page.

SonoSite

SonoSite Worldwide

WORLDWIDE HEADQUARTERS
SonoSite, Inc.
21919 30th Drive SE
Bothell, WA 98021-3904
USA
Telephone: (425) 951-1200
Toll Free: (888) 482-9449
Fax: (425) 951-1201
E-mail: admin@sonosite.com
www.sonosite.com

JAPAN HEADQUARTERS
SonoSite Japan KK
3F Miyasaka Kaiji Bldg.
2-16-1 Yoyogi, Shibuya-ku,
Tokyo 151-0053, Japan
Telephone: +81-3-5304-5337
Fax: +81-3-5304-5475

EUROPEAN HEADQUARTERS
SonoSite Ltd.
Alexander House, 40A Wilbury Way
Hitchin, Herts SG4 0AP
United Kingdom
Telephone: +44 (0)1462 444800
Fax: +44 (0)1462 444801
E-mail: europe@sonosite.com

AUSTRALASIA HEADQUARTERS
SonoSite Australasia
Suite 205, 14 Rodborough Road
Frenchs Forest NSW 2086
Australia
Telephone: +61 2 9453 2855
Toll Free: 1 300 663 516
Fax: +61 2 9453 2811